UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Japan Senior Living Toshi Hojin
(Name of Subject Company)

Japan Senior Living Investment Corporation
(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)

Kenedix Residential Investment Corporation
(Name of Person(s) Furnishing Form)

Investment Unit
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Isaharu Kikushima General Manager of Planning and Administration Department Japan Senior Living Partners, Inc. 2-2-9 Shimbashi Minato-ku, Tokyo, Japan (Telephone +81-3-6206-6470)
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) See Exhibit Index.

(b) Not applicable.

Item 2. Informational Legends

Included in the documents attached hereto as Exhibit 1, Exhibit 2, Exhibit 3, Exhibit 4, Exhibit 5 and Exhibit 6.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) Form F-X previously filed with the Commission on November 13, 2017.

(2) Not applicable.

Exhibit Index

Exhibit Number	Description
1	Notice of Conclusion of Merger Agreement Between Kenedix Residential Investment Corporation and Japan Senior Living Investment Corporation*
2
Notice Concerning Earnings Forecasts for the Fiscal Period Ending July 31, 2018
 and the Fiscal Period Ending January 31, 2019 After the Merger Between Kenedix Residential Investment Corporation and Japan Senior Living Investment Corporation*

3	Notice Concerning Investment Unit Split*
4	Presentation Material on Merger*
5	Notice Concerning Changes to Articles of Incorporation and Appointment of Directors**
6	Notice Concerning the Fourth General Meeting of Unitholders

*Previously submitted as part of Form CB on November 13, 2017.
**Previously submitted as part of Form CB/A on December 1, 2017.

3

 PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Keisuke Sato
(Signature)

Keisuke Sato Executive Director Kenedix Residential Investment Corporation
(Name and Title)

December 26, 2017
(Date)

4

EXHIBIT 6

Notice Concerning the Fourth General Meeting of Unitholders

To unitholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Translation of Japanese Original

(Securities Code Number: 3460)
December 26, 2017

To Our Investors
Katsue Okuda
Executive Director
Japan Senior Living Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo

Notice Concerning the Fourth General Meeting of Unitholders

You are cordially invited to attend the Fourth General Meeting of Unitholders of Japan Senior Living Investment Corporation (“JSL”). The Meeting will be held as described below.
If you are unable to attend the meeting, you can exercise your voting rights in writing. Please review the “Reference Material for the General Meeting of Unitholders” mentioned below, vote on the proposals in the enclosed Voting Rights Exercise Form, and return it by no later than Wednesday, January 24, 2018, 5:00 pm.
In addition, JSL established the provision of “deemed approval” in Article 17 of the current Articles of Incorporation pursuant to Article 93.1, of the Investment Trusts and Investment Corporations Law. Accordingly, if you are unable to attend the Meeting and are unable to vote using the Voting Rights Exercise Form, please be aware that you will be deemed as having attended and approved each agenda item.

(Excerpt from JSL’s Current Articles of Incorporation)
Article 17          (Deemed Approval)
1.
Unitholders who do not attend a general unitholders’ meeting and do not exercise voting rights shall be deemed to have voted in favor of the proposals for resolution submitted to the general unitholders’ meeting (excluding, in cases where multiple proposals are submitted, any proposals whose purposes conflict with each other).

2.
The number of voting rights of unitholders deemed to have voted in favor of the proposals for resolution pursuant to the preceding paragraph will be included in the number of voting rights of unitholders present.

Respectfully yours.

1. Date and Time
Thursday, January 25, 2018, 11:30 a.m.
(start accepting 11:00 a.m.)
2. Place
2-1 Nihombashi Kabutocho, Chuo-ku, Tokyo
Tokyo Stock Exchange, Inc. 2F, Tosho Hall
(Please see the “Directions to the General Unitholders’ Meeting” attached at the end of this document)
3. Agenda of the Meeting
Resolution Agenda:
Agenda No. 1: Approval of Absorption-Type Merger Agreement with Kenedix Residential Investment Corporation
Agenda No. 2: Termination of Asset Management Service Agreement with Japan Senior Living Partners Inc.

(Requests)
•	For those attending the meeting, please present the enclosed Voting Rights Exercise Form at the reception desk.
•
For those voting by proxy, a unitholder can vote by having another individual unitholder who holds voting rights attend the General Meeting of Unitholders and act as proxy. In that case, please submit a Power of Representation Form and a Voting Rights Exercise Form at the reception desk.

•	Upon attendance, please bring this notice for resource-saving.

(Information)
•	Method of Revising the Reference Materials of the General Meeting of Unitholders

When it is necessary to revise agenda items contained in the Reference Materials of the General Meeting of Unitholders, we will post the revisions on JSL’s website (http://www.jsl-reit.com/).

[Provisional Translation Only]
English translation of the original Japanese document is provided solely for information purposes.
Should there be any discrepancies between this translation and the Japanese original, the latter shall prevail

To unitholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Reference Material for the General Meeting of Unitholders

Agenda and Reference Items
Agenda No. 1 : Approval of Absorption-Type Merger Agreement with Kenedix Residential Investment Corporation
1.          Reason for absorption-type merger
Japan Senior Living Investment Corporation (“JSL”) and Kenedix Residential Investment Corporation (“KDR,” collectively with JSL, the “Two Investment Corporations”) respectively have determined at each of the Board of Directors’ meetings held on November 10, 2017, to execute an absorption-type merger (the “Merger”) effective March 1, 2018, whereby KDR will be the surviving corporation and JSL the dissolving corporation, and that we have entered into an absorption-type merger agreement (the “Merger Agreement”) dated November 10, 2017.

 The Japanese economy is continuing its gradual recovery with improvement seen in employment, income and other areas, and it is expected that this trend will continue. Nevertheless, many factors, including the future course of the Bank of Japan’s policy of quantitative and qualitative monetary easing, accompanied by negative interest rates and questions about the momentum of the recovery in the economy and prices, concerns about the future policies and courses of action by the new administration in Washington, geopolitical risks, uncertainties about U.S. interest rate hikes and other global economic factors, as well as volatility in the financial markets, create an environment where caution is required. In this present environment, against the backdrop of the availability of financing as a result of monetary easing, we continue to see active investment activity in the real estate markets on the part of both Japanese and overseas investors. With respect to the J-REIT market, although J-REIT companies are showing strong performance, due to the impact of external influences such as the outflow of cash from monthly distribution-type investment funds, the Tokyo Stock Exchange REIT Index has been weak. In these circumstances, competition for the acquisition of properties has intensified due to the changes in supply and demand conditions in the real estate dealings market, and to choose effective countermeasures for further growth has been becoming necessary to ensure competitiveness and differentiation of a REIT.

In April 2012, KDR was listed as an investment corporation on the real estate investment trust market of the Tokyo Stock Exchange’ (“TSE”) with the objective of “realizing stable rental revenues and steady growth in asset size” by investing in mainly real estate-related assets consisting primarily of rental housing and other residential properties. Since its listing, KDR has outsourced asset management to Kenedix Real Estate Fund Management, Inc. (KFM), a company formed with Kenedix, Inc. (“Kenedix”) personnel, which adheres to Kenedix’s core philosophy of providing, as an independent real estate management company, management services from the perspective of real estate investors, and has conducted its investments and operations on the basis of the three fundamental strategies of “consistent external growth by making good use of judgment”, “efficient profit management”, and the “challenge of new initiatives”.

Recently, taking into account the increasing social need for facilities providing short-term accommodations for the growing number of foreign visitors to Japan, in March 2017, KDR partially revised its Articles of Incorporation so as to make possible investment in accommodations (hotels, etc.) as a secondary investment target, in addition to its primary investment target of rental housing, in order to seize new opportunities for growth. KDR manages a portfolio comprised primarily of a total of 115 properties (total acquisition price of 164,169 million yen) and has a total number of investment units outstanding of 349,089 as of November 10, 2017.

JSL was listed on the real estate investment trust market of the Tokyo Stock Exchange in July 2015 as an investment corporation investing in fee-based homes for the elderly, serviced housing for the elderly and other senior living facilities, as well as investing in hospitals, clinics, medical malls, intermediate nursing homes and other medical facilities. JSL’s investment philosophy is that of contributing to society as a bridge between the capital markets and the healthcare industry, supporting healthcare industry growth in various ways, and seeking to maximize the satisfaction of the users, operators and unitholders who are all JSL stakeholders. With sponsors Kenedix, Shinsei Bank, Limited, HASEKO Corporation, Mitsubishi UFJ Trust and Banking Corporation, LIXIL Group Corporation and SOMPO Holdings, Inc. having proven track records in providing every type of service, from investments and financing to operations, to healthcare facilities and in particular to senior living facilities, JSL has striven to maximize unitholder value through the creation of a portfolio centered on healthcare facilities, essential elements in the social infrastructure, and stable operation. JSL manages a portfolio consisting primarily of 14 properties having a total acquisition price of 27,965 million yen and has issued a total of 84,750 investment units as of November 10, 2017.

The Two Investment Corporations have each implemented policies aimed at ensuring stable revenue streams and a scaling up of their asset portfolios over the medium- to long-term by taking advantage of their respective strengths. Whereas KDR has built a stable portfolio focused on rental housing exceeding 160 billion yen in terms of total acquisition price and has achieved a steady increase of cash distributions, it nevertheless believes that an unavoidable slowdown in external growth resulting from changes in supply and demand conditions in the rental housing investment marketplace such as decreasing opportunities for acquisition of prime properties caused by intensified competition in the long-standing low interest rate environment is the issue presently confronting investment corporations. For its part, JSL has continued to enhance its specialist expertise and track record of performance in the growth market represented by healthcare assets, but nevertheless believes that “the stagnation in its investment unit price owing to the modest small total asset size and the loss of external growth opportunities stemming therefrom as well as a low level of recognition among investors due to investment in healthcare assets still being at the early stages” are the challenges it currently faces as an investment corporation. In this environment, KDR has acquired properties through the creation of specially structured bridge funds and has taken initiatives aimed at securing external growth opportunities by expanding its investment domain to include the accommodations sector (hotels, etc.), and JSL, for its part, while conducting steady property management to achieve continuous stable cash distributions, has also undertaken proactive IR initiatives aimed at the expansion of the healthcare assets investment market. Nevertheless, due to the impact of external influences such as timing of the listing, it was not enough to recover the price of investment unit; we acknowledged the urgent need to implement drastic solutions and explored such measures to gain good standing in the market and to increase the price of our investment unit. While the Two Investment Corporations have continued to follow through with their respective individual initiatives, they have also come to the realization that, based on an awareness of the close affinity between their respective portfolios of investment assets in that both can be characterized as “spaces where people live and stay,” by combining their respective strengths and specialties through a merger and confronting as one the respective challenges they face, the Two Investment Corporations would be better positioned to ensure further growth and maximize value for their unitholders, and accordingly, discussion between the Two Investment Corporations has commenced and have reviewed over an extended period the potential merits of a merger.

Through the Merger, it is envisioned that KDR will benefit from (1) an increase in total asset size and an increase in market capitalization, (2) greater stability resulting from asset type diversification as well as an acceleration of external growth resulting from a greater range of investment targets, (3) improved flexibility in financial strategy due to a lower LTV and (4) an assumption of a healthcare assets management platform, while on the other hand, JSL will benefit from (1) an increase in total asset size which will improve liquidity in capital market and risk diversification enhancing income stability, (2) an increase in asset acquisition opportunities through secured  financing capacity, (3) the constructive succession of its investment philosophy and knowhow of a healthcare-focused REIT and (4) further enhancement of healthcare asset management capabilities by joining the “experience and knowhow” of KFM with the “specialist expertise” of Japan Senior Living Partners, Inc. (“JSLP,” collectively with KFM the “Two Asset Management Companies”). On the basis of the above, the Two Investment Corporations reached the conclusion that the Merger was the best strategy for achieving steady growth of assets under management, medium- and long-term stability of rental income and maximization of unitholder value and, accordingly, today concluded the Merger Agreement.

The Two Investment Corporations believe that, as a result of the Merger, they will achieve the benefits of (i) an increase in liquidity resulting from greater asset scale and market capitalization that will enable them to capture more growth opportunities, (ii) greater earnings stability stemming from asset type diversification and enhanced ability to pursue external growth and (iii) improvement in asset management efficiency together with enhanced financial health, and further believe that the potential to reap these benefits constitutes the major significance of the Merger.
The asset size of KDR following the Merger (the total calculated on the basis of total acquisition prices of KDR’s assets as of November 10, 2017, plus the price at which KDR is expected to succeed to JSL’s assets) is projected to reach approximately 193.1 billion yen, which represents a major step forward toward the growth milestone of 200 billion yen. Following the Merger, KDR will evolve into a new investment corporation pursuing stable revenue and sustained growth through wide-ranging investment spanning the “spaces where people live and stay,” extending from residential facilities to healthcare, and accommodation facilities aiming to maximize more than ever before the potential of Kenedix’s knowhow in real estate investment management and continuing its “flexible” and “dynamic” real estate investment management.
All unitholders are requested to grant their approval to the Merger Agreement.

2.          Content and summary of absorption-type merger agreement
As set forth in Attachment 1.

3.          Summary of matters set forth in Article 193, Paragraph 1, Item (1) through Item (3) of the Ordinance for the Enforcement of the Act on Investment Trusts and Investment Corporations.

(1)          Appropriateness of compensation for the Merger
(i)	Appropriateness of total amount, calculation method, and allotment of compensation for merger to be delivered upon the Merger.
A.          Matters relating to merger ratio and allotment
a.     Allotment of new investment units
KDR shall issue to the unitholders set forth in the Investment Corporation’s latest unitholder registry on the day preceding the effective date of the Merger (excluding the Investment Corporation, KDR, and unitholders of the Investment Corporation that have demanded purchase of their investment units pursuant to Article 149-3 of the Act on Investment Trusts and Investment Corporations (Law No. 198 of 1951, as amended; “Investment Trust Act”) (excluding unitholders that have withdrawn such demand for purchase); “Unitholders Subject to Allocation”) one new post-split (this means the split of each investment unit held by unitholders set forth or recorded in KDR’s latest unitholder registry as of the day preceding the effective date of the Merger into two investment units on the effective date; hereinafter the same) investment unit for each one investment unit in the Investment Corporation that they hold and KDR shall deliver to Unitholders Subject to Allocation one post- KDR investment unit for each one of their investment units in the Investment Corporation.

	KDR (Surviving corporation in the absorption-type merger)	JSL (Dissolving corporation in the absorption-type merger)
Allocation of units under the Merge	1	1
		(Reference: prior to taking into consideration the Investment Unit Split 0.5
b.    Delivery of compensation for the Merger

KDR intends to make a Merger-related payment to the Unitholders Subject to Allocation, in lieu of the cash distributions pertaining to JSL’s fiscal period from September 1, 2017 to February 28, 2018, that corresponds to the cash distributions based on JSL’s distributable income for that same period (an amount (truncating any fractions of a yen) equal to JSL’s distributable income on the date prior to the effective date of the Merger, devided by the number of issued JSL investment units on that date, reduced by the number of investment units held by unitholders other than the Unitholders Subject to Allocation).
B.          Basis and Background for the Calculation
JSL has appointed Nomura Securities Co., Ltd. (“Nomura Securities”) and KDR has appointed SMBC Nikko Securities Inc. (“SMBC Nikko Securities”), respectively, as their financial advisors for the Merger, and in order to ensure the fairness of the calculation of the merger ratio for the Merger, they have requested that their respective financial advisor conduct financial analyses of the merger ratio for the Merger.
The summary of the analyses respectively conducted by Nomura Securities and SMBC Nikko Securities reflects figures prior to taking into consideration the Investment Unit Split.
Because the investment units of the Two Investment Corporations are listed on the Tokyo Stock Exchange, and there is a market price for the units, Nomura Securities used market investment unit price analysis; because there are multiple companies comparable to the Two Investment Corporations and an analogical estimate based on a comparable investment corporations is possible, it also adopted a comparable investment corporation analysis; in order to reflect the state of future business operations in the analyses, it used discounted cash flow analysis (“DCF Analysis”), and in order to also reflect in its estimations the amount of the impact on net assets of fair value and realizable value, it also used the adjusted net asset value approach. A summary of Nomura Securities’ analyses is shown below. The range of values of merger ratios shown indicates the range of estimates for JSL when the value for one KDR investment unit is assumed to be 1.

Method of Analysis	Range of Merger Ratios
Average market investment unit price analysis	0.48 – 0.50
Comparable investment corporation analysis	0.39 – 0.64
DCF analysis	0.47 – 0.53
Adjusted net asset value approach	0.67

In its average market investment unit price analysis, Nomura Securities used the simple arithmetic average of the closing prices on the analysis base date, which was established as November 9, 2017, for the five-working day period preceding the analysis base date, the one-month period preceding the analysis base date, the three-month period preceding the analysis base date and the six-month period preceding the analysis base date For further details on the additional explanation regarding assumptions and disclaimers in regard to Nomura Securities’ analysis, refer to Note 1 below.
In the future profit plans of the Two Investment Corporations which formed the bases for Nomura Securities’ DCF analysis, there were no fiscal periods in which a considerable increase or decrease in profits was projected.
SMBC Nikko Securities, in order to analyze the investment units of the Two Investment Corporations from multiple perspectives, conducted analyses of the investment units of the Two Investment Corporations by adopting the investment unit price analysis for the purpose of reflecting the securities market prices into the financial analysis, as investment units of the Two Investment Corporations are listed on the TSE; the dividend discount model (“DDM”) for the purpose of reflecting theoretical dividends which unitholders of the Two Investment Corporations would receive in the future; and the adjusted net asset value approach for the purpose of reflecting unrealized gains and losses of real estate held by the Two Investment Corporations into the financial analysis. A summary of the SMBC Nikko Securities’ analyses is shown below.

Method of Analysis	Range of Merger Ratios
Market investment unit price analysis	0.48 – 0.49
DDM	0.37 – 0.55
Adjusted net asset value approach	0.61

Taking into account recent market conditions for the investment units of the Two Investment Corporations, for their market investment unit prices, SMBC Nikko Securities used the average closing investment unit prices for the one-month and three-month periods preceding the base date, which was set as November 9, 2017.
The analysis of the merger ratio by SMBC Nikko Securities is also based on certain other assumptions apart from what is indicated above. For further details on the additional explanation regarding assumptions and disclaimers, refer to Note 2 below.
The distribution plans from the Two Investment Corporations used by SMBC Nikko Securities as the basis for the DDM did not include any fiscal periods in which significant changes in distributions were projected.
As a result of discussions and negotiations between the Two Investment Corporations over an extended period, taking comprehensively into consideration such factors as the financial performance and condition of the assets and liabilities of each, their future business prospects, the merits of the Merger and the results of the analyses performed by their respective financial advisors, etc., a conclusion was reached that the above merger ratios is appropriate.

The measures the Investment Corporation and KDR took to ensure fairness in the execution of the Merger Agreement are as follows;

i.	The propriety of the Merger and measures to ensure fairness in the process of consideration of the merger ratio

In the course of their consideration of the Merger, the Two Investment Corporations reported on a timely basis the status of the considerations to the Board of Directors of each of the investment corporations, with each board being composed of the respective investment corporation’s executive director and its two supervisory directors, whose independence from the asset management companies is ensured in terms of the Investment Trust Act, and all material matters of their consideration were deliberated on and approved by their respective Board of Directors.

In addition, as their respective legal advisors in the Merger, JSL appointed Mori Hamada & Matsumoto, and KDR appointed Anderson Mori & Tomotsune, and they each received advice concerning the methodology and process relating to the procedures and decision-making process for the Merger.

ii.	Measures to ensure fairness in the calculation of the merger ratio

JSL, in order to ensure the fairness of the Merger, obtained from Nomura Securities, as an independent financial advisor for the benefit of its unitholders, a written merger ratio report providing analyses based on certain assumptions of the merger ratio from a financial perspective.
On the basis of the foregoing, JSL’s Board of Directors concluded that sufficient steps had been taken to ensure the fairness of the Merger.
KDR, for its part, in order to ensure the fairness of the Merger, selected SMBC Nikko Securities as an independent financial advisor for the benefit of its unitholders and received a report on the results of the analyses and obtained a written merger ratio calculation report providing an analysis of the merger ratio from a financial perspective.
On the basis of the foregoing, KDR’s Board of Directors concluded that sufficient steps had been taken to ensure the fairness of the Merger.
The Two Investment Corporations have not, however, obtained written opinions (so-called “fairness opinions”) from their respective financial advisors to the effect that the merger ratio is reasonable from a financial perspective for their respective unit holders.

Note 1:
In analyzing the merger ratio, Nomura Securities in general used information received from the Two Investment Corporations and publicly disclosed information, etc. and, on the premise that those materials and information were all accurate and complete, did not independently verify their accuracy or completeness. Nomura Securities also did not independently estimate, appraise or assess the assets and liabilities (including off-balance-sheet assets and liabilities and other contingent liabilities) of the Two Investment Corporations nor did it request that any third party do so. In addition, Nomura Securities assumed that the financial forecasts (including profit plans and other information) provided by the Two Investment Corporations were reasonably prepared by their respective managements on the basis of the best estimates and judgments that could be made at the time.

Note 2:
SMBC Nikko Securities did not independently assess or evaluate the assets and liabilities of the Two Investment Corporations nor make a detailed examination of the assets and liabilities in coordination with a certified public accountant or other professional. Neither did SMBC Nikko Securities obtain an independent evaluation, etc. of the assets or liabilities of the Two Investment Corporations from a third party. In conducting its analysis of the merger ratio, SMBC Nikko Securities used the financial information of the Two Investment Corporations and other investment corporations to which it could refer, market data, analysts’ reports and other publicly disclosed information and financial, economic and market indicators. SMBC Nikko Securities conducted its analysis on the premise that there was no undisclosed information that could have a material impact on its analysis of the merger ratio. Furthermore, in the preparing its analysis of the merger ratio, SMBC Nikko Securities assumed that all of the information and materials it relied on were accurate and complete and that the future business plans and financial forecasts of the Two Investment Corporations, included among the information and materials, were reasonably prepared on the basis of the best forecasts and judgment of the Two Investment Corporations possible at the time they were made; SMBC Nikko Securities did not independently check or verify the accuracy, reasonableness or feasibility, etc. of the information and materials.

C.          Relationships with the Financial Advisors
Neither Nomura Securities nor SMBC Nikko Securities qualifies as a related party of the Two Investment Corporations, as defined in Article 67, Paragraph 4 of the Ordinance on Accounting at Investment Corporations (Cabinet Office Ordinance No. 47 of 2006, including subsequent amendments thereto) and do not have any material interests in the Merger that must be disclosed.

(ii) Reason for choosing cash as part of compensation for the Merger
KDR intends to pay the Unitholders Subject to Allocation, in lieu of the cash distributions pertaining to JSL’s fiscal period from September 1, 2017 to February 28, 2018, a merger grant corresponding to the cash distributions based on JSL’s distributable income for that same period (an amount (dropping any fractions of a yen) which is the quotient resulting from dividing the amount of JSL’s distributable income on the date prior to the effective date of the Merger by the number of issued JSL investment units on that date, reduced by the number of investment units held by unitholders other than the Unitholders Subject to Allocation).
(iii) Appropriateness of provisions regarding matters relating to KDR’s total contribution amount
A.	Total contribution amount: 0 yen
B.	Surplus contributions: The amount of the change in unitholder capital specified in Article 22 of the Ordinance on Accountings of Investment Corporations less the amount set forth in A. above.

(2)	Compensation for the Merger reference matters
(i) Provisions of articles of incorporation of surviving company (KDR)
As set forth in Attachment 2. As set forth in the Merger Agreement in Attachment 1, KDR will convene a general meeting of unitholders, and provided that the Merger comes into force, KDR is to request approval of a proposal to amend, effective as of the effective date of the Merger, KDR’s articles of incorporation as set forth in Attachment 7 (1) (Draft Amendment of Articles of Incorporation) to the Merger Agreement in Attachment 1 hereto.
(ii) Method of conversion of investment units to be delivered as compensation for the Merger
A.	Market for trading the relevant investment units
Tokyo Stock Exchange, REIT Index
B.	Persons carrying out brokerage, intermediation, or agent services for trading the relevant investment units
Securities companies and other persons that are trading participants or members on the securities exchange set forth in A. above.
(iii) Matters relating to market price of investment units to be delivered as compensation for the Merger
The monthly highs and lows for the price of KDR’s investment units (closing value) for the most recent six months are as follows;

Month	June 2017	July 2017	August 2017	September 2017	October 2017	November 2017
High (yen)	293,700	279,500	288,100	289,800	296,900	322,500
Low (yen)	279,300	263,100	274,800	276,900	288,600	288,500

(3)	Matters relating to accounting documents etc.
(i) Matters regarding surviving company (KDR)
A.	Accounting documents, asset management reports, and cash distribution statements for KDR’s latest Fiscal Period
As set forth in Attachment 3.
B.            Disposal of material assets, assumption of material obligations, and other events having a material impact on the Investment Corporation’s financial condition occurring after the last day of KDR’s latest Fiscal Period.
a.　          Acquisition of assets
On August 1, 2017 and August 22, 2017 KDR acquired the following real property trust beneficial interests.
Acquisition date	Property No.	Property name	Location	Seller	Purchase price (million yen) (Note 1)
August 1, 2017	R-43	KDX Residence Nishishin (Note 3)	Fukuoka-shi, Fukuoka-ken	Undisclosed (Note 2)	1,600
August 22, 2017	T-78	KDX Residence Toyosu (Note 3)	Koto-ku, Tokyo	Global Link Management Inc.	7,500
(Note 1)
“Purchase price” is the purchase price for the real property trust beneficial interests set forth in trust beneficial interest sale and purchase agreements for the acquired assets (not including amounts to be settled for acquisition expenses, fixed asset taxes, city planning taxes, or national or local consumption taxes etc.), rounded down to the nearest million yen.

(Note 2)	Undisclosed because the seller’s consent has not been obtained.
(Note 3)	The appraised prices as of the end of the period under review (July 31, 2017) are as follows; R-43 KDX Residence Nishishin 1,670 million yen T-78 KDX Residence Toyosu 7,620 million yen

Further, on August 30, 2017, JSL acquired a subordinated TK interest (purchase price: 130 million yen) in Godo Kaisha Topic Two, which has three residential properties in its investment assets.

b.          　Borrowing
To raise funds etc. for acquisition of the specified assets, KDR obtained loans of 1,630 million yen (Series 22) on August 1, 2017 and 7,700 million yen (Series 24) on August 22, 2017.
Further, to raise repayment funds (Series 3-D), KDR obtained a loan of 11,000 million yen on August 31, 2017.

 (ii) Matters relating to dissolving company (JSL)
Particulars of disposition of material assets, assumption of material obligations, and other matters having a material impact on JSL’s financial condition
Not applicable

Agenda No. 2: Termination of Asset Management Service Agreement with Japan Senior Living Partners Inc.
In conjunction with the Merger, on the effective date of the Merger, the Investment Corporation will terminate any asset management service agreements it has currently entered into with its Asset Management Company subject to the Merger’s coming into force, and unitholders will be requested to approve the termination of such agreement.
KDR has entered into an asset management service agreement with KFM, and it is planned that after the Merger KFM will continue to carry out services for management of KDR’s assets as the surviving company in the absorption-type merger.
This Proposal is subject to approval of Proposal No. 1 “Approval of Absorption-Type Merger Agreement with Kenedix Residential Investment Corporation” as set forth in the original draft.

Reference Matters
Among the proposals submitted to the general meeting of unitholders, if there is any oppositional proposal, with respect to any such proposal, the provisions of Article 93, Paragraph 1 of the Investment Trust Act and the “deemed approval” provisions specified in Article 17 of the Investment Corporation’s articles of incorporation will not apply. Neither Proposal No. 1 nor Proposal No. 2 set forth above falls under an oppositional proposal.
End

Attachment 1

Attachment 1 (The Merger Agreement)

This Merger Agreement (this “Agreement”) is entered into by and between Kenedix Residential Investment Corporation (“KDR”) and Japan Senior Living Investment Corporation (“JSL”) as follows regarding the merger of KDR and JSL (“Merger”).

Article 1: Method of Merger

In accordance with the provisions of this Agreement, KDR and JSL shall carry out an absorption-type merger with KDR as the surviving company and JSL as the dissolving company pursuant to Article 147 of the Act on Investment Trusts and Investment Corporations (Law No. 198 of 1951, as amended; “Investment Trust Act”).

 Article 2: Trade Names and Addresses of Merger Parties

The trade names and addresses of the surviving company and dissolving company are as follows;

(1)	Trade name and address of surviving company
Trade name:         Kenedix Residential Investment Corporation
Addresses:          6-5 Nihombashi Kabutocho, Chuo-ku, Tokyo

(2)       Trade name and address of dissolving company
Trade name:         Japan Senior Living Investment Corporation
Addresses:          2-2-9 Shimbashi, Minato-ku, Tokyo

 Article 3: Split of KDR’s Investment Units

Provided that all of the conditions precedent to the Merger specified in Article 13 have been satisfied, the investment units of unitholders set forth or recorded in KDR’s latest unitholder registry on the day preceding the day on which the Merger comes into force (“Effective Date”) will be split into two investment units for every one investment unit on the Effective Date (“Investment Unit Split”)

 Article 4: Calculation of Number of Investment Units to be Delivered Upon Merger and Matters Relating to Allotment Thereof

1.
Upon the Merger, KDR shall issue new investment units after the split in accordance with Article 3 in the number obtaining by multiplying the total number of investment units in JSL held by the unitholders set forth or recorded in JSL’s latest unitholder registry on the day preceding the Effective Date (excluding KDR, JSL, and unitholders of JSL that have demanded purchase of their investment units pursuant to Article 149-3, of the Investment Trust Act (excluding unitholders that have withdrawn such demand for purchase); “Unitholders Subject to Allocation”) by one and shall deliver to Unitholders Subject to Allocation one KDR investment unit after the split in accordance with Article 3 per each one of their investment units; provided, however, that such allotment and the Merger’s coming into force will be subject to the suspensive condition that the Investment Unit Split comes into force on the Effective Date, and if the Investment Unit Split does not come into force on the Effective Date, KDR and JSL shall consult and reach an agreement before changing the Effective Date specified in Article 6 or taking other measures towards the Merger’s coming into force.

 Article 5: Matters Relating to Total Contribution Amount of Surviving Company

KDR’s total contribution amount and amount of surplus contributions to be added upon the Merger will be as follows; provided, however, that KDR and JSL can consult and reach an agreement taking into account KDR and JSL’s financial condition on the day preceding the Effective Date, and change such amounts.

(1)          Total contribution amount: 0 yen

(2)
Surplus contributions: The amount of change in unitholder capital as specified in Article 22, Paragraph 1 of the Ordinance for Enforcement of the Ordinance on Accountings of Investment Corporations (Cabinet Office Order No. 47 of 2016, as amended), less the amount specified in the preceding item.

 Article 6: Effective Date

The Effective Date of the Merger will be March 1, 2018; provided, however, that depending on the necessity for the carrying out of procedures for the Merger and other factors, KDR and JSL can separately consult and change the Effective Date after reaching an agreement.

 Article 7: General Meeting of Unitholders

1.
On January 25, 2018 or other day KDR and JSL separately agree to, KDR will convene a general meeting of unitholders to request approval of (i) a proposal to amend the articles of incorporation as set forth in Attachment 7(1) on the Effective Date on the suspensive condition that the Merger comes into force; (ii) a proposal to appoint the persons set forth in Attachment 7(2) or other persons KDR and JSL separately agree to as executive directors and supervisory directors (collectively, “Directors”) on the Effective Date subject to the suspensive condition that the Merger comes into force; and (iii) other proposals that KDR and JSL separately agree to. Pursuant to Article 149-7, Paragraph 2 of the Investment Trust Act, for this Agreement, KDR will carry out the Merger without receiving approval from a general meeting of unitholders as specified in Paragraph 1 of the same Article.

2.
On January 25, 2018 or other day KDR and JSL separately agree to, JSL will convene a general meeting of unitholders to request approval of (i) a proposal to approve this Agreement pursuant to Article 149-2, Paragraph 1 of the Investment Trust Act; (ii) a proposal to terminate the asset management service agreement with Japan Senior Living Partners Inc. (“JSLP”) on the Effective Date on the suspensive condition that the Merger comes into force; and (iii) other proposals KDR and JSL separately agree to.

 Article 8: Trade Name and Affiliates etc. of KDR After Merger

1.	After the Merger, KDR’s trade name will be Kenedix Residential Investment Corporation.

2.
KDR’s post-Merger Asset Management Company (this means an asset management company as specified in Article 2, Paragraph 21 of the Investment Trust Act; hereinafter the same), Custodian (this means a custodian as specified in Article 2, Paragraph 22 of the Investment Trust Act; hereinafter the same) and General Administrative Service Providers (this means General Administrative Service Providers as specified in Article 2, Paragraph 23 of the Investment Trust Act, which accepts entrustment of the administrative services specified in the items of Article 117 of the Investment Trust Act; hereinafter the same), and accounting auditor will not change upon the Merger.

3.
Provided that the Merger comes into force, on the Effective Date, JSL will terminate any asset management service agreement with its Asset Management Company, asset custody agreement with its Custodian, general administrative service agreement (excluding the investment unit administrative agent agreement with Mitsubishi UFJ Trust and Banking Corporation) with its General Administrative Service Provider, and the audit agreement with its accounting auditor (excluding the portion for auditing of JSL’s financial statements for the Fiscal Period having its Settlement Date on the last day of February 2018 as required pursuant to the Financial Instruments and Exchange Act (Law No. 25 of 1948; as amended)), as well as other agreements that KDR and JSL separately agree to.

4.
During the period until the Effective Date, JSL shall terminate the investment unit administrative agent service agreement it has entered into with Mitsubishi UFJ Trust and Banking Corporation as of the execution date of this Agreement and shall execute a new investment unit administrative agent service agreement with Sumitomo Mitsui Trust Bank, Limited.

5.	Notwithstanding the preceding four paragraphs, KDR and JSL can separately consult and agree to amend the foregoing provisions.

 Article 9: Compensation for merger

As cash distribution proceeds to JSL’s unitholder’s for JSL’s Fiscal Period ending on the day preceding the Effective Date, KDR shall pay to Unitholders Subject to Allocation compensation for merger of the amount calculated per JSL investment unit they hold (fractions of less than one yen will be discarded) within a reasonable time after the Effective Date taking into account JSL’s income calculations for the relevant Fiscal Term and administrative work for payment of compensation for merger.

Amount of compensation for merger per unit	＝	JSL’s Distributable Amount as of the day preceding the Effective Date
The number of JSL’s outstanding investment units as of the day preceding the Effective Date

In the above formula, “number of JSL’s outstanding investment units as of the day preceding the Effective Date” means the number off JSL’s outstanding investment units as of the day preceding the Effective Date less the number of investment units held by JSL’s unitholders other than Unitholders Subject to Allocation.

 Article 10: Distribution of Cash

1.	During the period until the Effective Date, KDR shall not pay any distributions of cash to unitholders or acquire investment units for consideration by agreement with unitholders.

2.
Prior to the Effective Date, JSL shall, as cash distributions for the Fiscal Period ending August 31, 2017, distribute a total amount of 306,795,000 yen (3,620 yen per investment unit) to the unitholders or investment unit pledge holders set forth or recorded in JSLs final unitholder registry on August 31, 2017, and except for such cash distributions, shall not pay any cash distributions or purchase investment units for consideration by agreement with any unitholder.

3.
Notwithstanding the preceding two paragraphs, if the Effective Date is changed to a day later than March 1, 2018, KDR and JSL shall consult and come to an agreement regarding the handling of cash distributions.

 Article 11: Succession of Corporate Estate

On the Effective Date, KDR shall succeed to all of JSL’s assets, liabilities, and rights and duties as of the Effective Date.

 Article 12: Covenants

1.
During the period from the execution date of this Agreement until the Effective Date, KDR and JSL shall each execute their operations and manage and invest their assets with the due care of a competent manager and cause their Asset Management Companies, Custodians, and General Administrative Service Providers to do the same, and shall not engage in conduct having a material impact on their assets or rights and duties (including without limitation issuance of investment units, issuance of investment corporation bonds, new loans (excluding loans for repayment of existing loans), and execution or performance of agreements for sale or acquisition of property) only after obtaining the other party’s consent in advance; provided, however, that the foregoing shall not apply to conduct clearly specified in this Agreement and conduct pursuant to agreements that have already been executed as of the execution date of this Agreement.

2.
During the period until the Effective Date, if KDR or JSL learns of an event with respect to itself that is reasonably likely to have a material impact on its business or financial condition or on the Merger (including without limitation breach of loan agreements, violation of laws or regulations by KDR or JSL, or findings etc. by the authorities) it shall immediately notify the other party. In such case, KDR and JSL shall consult in good faith and consider countermeasures, and make utmost efforts to resolve the matter.

3.
On the execution date of this Agreement, KDR and JSL shall, with respect to the agreements (“Support Agreements”) set forth in Attachment 12(2) among JSL, JSLP, and the companies (“Support Companies”) set forth in Attachment 12(1) execute agreements (“Support Agreement Succession Agreements”) with KDR, JSL, Kenedix Real Estate Fund Management (“KFM”), JSLP, and the Support Companies regarding succession of KDR and KFM to the statuses of JSL and JSLP under the Support Agreements and shall not cancel any of the Support Agreement Succession Agreement or otherwise cause them to terminate.

4.
In accordance with Article 7, Paragraph 1, JSL shall cause the persons approved by KDR’s general meeting of unitholders to be appointed as KDR’s Directors on the suspensive condition that the Merger comes into force to continuously maintain status as JSL’s Directors during the period until the Effective Date, and shall not cause them to resign as or otherwise cease to be JSL’s Directors.

 Article 13: Conditions for Merger

If on the day preceding the Effective Date any of the following conditions precedent to the Merger’s coming into force has not been satisfied or if it has become clear that any of the following conditions precedent to the Merger’s coming into force will not be satisfied by the day preceding the Effective Date (provided, however, that in all cases, the foregoing shall not apply if the relevant condition precedent is not satisfied for reason attributable to a party or its Asset Management Company), a party hereto will be entitled to notify the other party in writing prior to the Effective Date, and cancel this Agreement without incurring any liability or payment duties to the other party (provided, however, that the foregoing shall not apply to liability or payment duties in a case where the party that gave such notice is in breach of other provisions of this Agreement).

(1)
That, as required in relation to the Merger or and for carrying out the matters contemplated in relation to the Merger, approval has been obtained from general meeting of unitholders of KDR and JSL (including without limitation approval of the proposals specified in Article 7, Paragraph 1 and Paragraph 2), and other procedures have been completed and permits and approvals have been obtained, in accordance with applicable laws and regulations,, and that the persons approved by KDR’s general meeting of unitholders to be appointed as KDR’s Directors provided that the Merger comes into force in accordance with Article 7, Paragraph 1 have not resigned as, or otherwise ceased to be, JSL’s Directors, and no event has occurred that makes it so they cannot become Directors of KDR on the Effective Date (including without limitation death and disqualification pursuant to the Investment Trust Act).

(2)
That neither KDR nor JSL is in breach of any duties under agreements (including this Agreement) or breach of financial covenants provisions, and is not late in payment of any monetary obligations (including taxes and public charges) (in each case, excluding de minimis matters).

(3)
That no event of acceleration (including any event that would constitute an event of acceleration upon notice and/or the passage of time, suspension of payment, or inability to pay has occurred with respect to KDR or JSL.

(4)
That advance consent has been obtained from all financial institutions providing loans to KDR or JSL regarding the execution of the Merger and the basic conditions of loans from the Effective Date onwards (with respect to agreements for loans, including necessary allowances to avoid the occurrence of any breach of financial covenants provisions, breach of covenants, or occurrence of event of acceleration with respect to KDR), and such consent has not been withdrawn.

(5)	That KDR and JSL have reasonably confirmed that U.S. securities law does not require filing procedures for Form F-4 for the Merger.

(6)
That no petition has been filed against KDR or JSL for commencement of bankruptcy proceedings, commencement of civil rehabilitation proceedings, or commencement of comparable legal insolvency proceedings.

(7)
That neither KDR nor KFM, and neither JSL nor JSLP, has been subject to revocation of registration by supervisory authorities, suspension of operations in whole or in part, or other administrative disposition having a material impediment or material impact on the implementation of the Merger.

(8)
That the Support Agreement Succession Agreements have all been lawfully and validly executed among KDR, JSL, KFM, JSLP, and the Support Companies, and none of the Support Agreement Succession Agreements has been cancelled or terminated for other reasons.

(9)	In addition to the foregoing, that no event has occurred that is reasonably determined to markedly impede or make markedly difficult the realization of the Merger.

 Article 14: Change of Merger Conditions and Termination of Agreement

During the period from the execution date of this Agreement until the Effective Date (i) if any important change occurs with respect to the assets or business condition of KDR or JSL; (ii) if it is reasonably determined that the implementation of the Merger has become impossible or markedly difficult; (iii) if it becomes difficult to attain the purposes of the Merger because of other reasons; or (iv) if it comes to light that any such event may occur, KDR and JSL can consult in good faith and reach an agreement before changing conditions for the Merger or otherwise amending this Agreement, or they can terminate this Agreement.

 Article 15: Public Announcement

If KDR or JSL will make public announcement regarding the execution or content of this Agreement or otherwise regarding the Merger, it shall first agree with the other party regarding the content, timing, and method etc. thereof before making such announcement.

 Article 16: Allocation of Expenses

With respect to the allocation of expenses incurred by KDR and JSL prior to the Effective Date in connection with execution and performance of this Agreement (including without limitation fees to attorneys, certified public accountants, tax attorneys, auditors, advisors, and other professionals appointed by KDR and JSL and other expenses; expenses arising subject to the Merger’s coming into force are not included), KDR and JSL shall each be responsible for payment of expenses it incurs; JSL shall record expenses it is responsible for as expenses for the Fiscal Period terminating by the Effective Date.

 Article 17: Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Japan.

 Article 18: Jurisdiction

KDR and JSL agree that the Tokyo District Court will be the exclusive court of first instance with respect to any dispute relating to this Agreement.

 Article 19: Good-Faith Consultations

With respect to any matters necessary for the Merger other than what is specified in this Agreement, KDR and JSL shall separately consult in accordance with the purposes of this Agreement and settle the matter.

 (The remainder of this page is intentionally blank.)

IN WITNESS WHEREOF, this Agreement has been prepared in duplicate, and after KDR and JSL affix their names and seals hereon, each shall retain one counterpart.

November 10, 2017

Keisuke Sato
Executive Director
Kenedix Residential Investment Corporation
6-5 Nihombashi Kabutocho, Chuo-ku, Tokyo

Katsue Okuda
Executive Director
Japan Senior Living Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo

Attachment 7(1) (Proposed Changes to the Articles of Incorporation)

Proposed Changes to the Articles of Incorporation

(Proposed changes are underlined.)

Current Articles of Incorporation	Proposed Changes
Article 1 (Corporate Name)	Article 1 (Corporate Name)
The Investment Corporation will be called Kenedix Residential Investment Corporation, expressed in English as Kenedix Residential Investment Corporation.	The Investment Corporation will be called Kenedix Residential Next Investment Corporation, expressed in English as Kenedix Residential Next Investment Corporation.

Article 3 (Location of Head Office)	Article 3 (Location of Head Office)
The Investment Corporation will have its head office in Chuo-ku, Tokyo.	The Investment Corporation will have its head office in Chiyoda-ku, Tokyo.

Article 5 (Total Number of Authorized Investment Units)	Article 5 (Total Number of Authorized Investment Units)
1. The total number of investment units which the Investment Corporation is authorized to issue will be five million (5,000,000) units.	1. The total number of investment units which the Investment Corporation is authorized to issue will be ten million (10,000,000) units.
2. – 3. (Text omitted)	2. – 3. (Unchanged)

Article 28 (Standards of Compensation for Financial Auditor)	Article 28 (Standards of Compensation for Financial Auditor)
The compensation of the financial auditor for each fiscal period audited will be a maximum of 12 million (12,000,000) yen, and the amount as determined by the Board of Directors for a particular fiscal period will be paid within one month from receipt of all audit reports required under the Investment Trust Act and other laws and regulations.

The compensation of the financial auditor for each fiscal period audited will be a maximum of 15 million (15,000,000) yen, and the amount as determined by the Board of Directors for a particular fiscal period will be paid by the last day of the month following the month of the receipt of all audit reports required under the Investment Trust Act and other laws and regulations.

Current Articles of Incorporation	Proposed Changes
Article 30  (Investment Posture)
1.          The real estate-related assets (as defined in Article 31, paragraph 4, and the same applying hereinafter) in which the Investment Corporation will primarily invest will be real estate constituting the underlying substance of real estate-related assets or real estate-related assets where the main use of the underlying real estate is as a residential facility; provided, however, that the Investment Corporation may also invest in real estate constituting the underlying substance of a real estate-related asset or in real estate-related assets where the main use of the underlying real estate is as an accommodation facility (hotels, etc.).

2.          The Investment Corporation’s primary target investment area will be the Tokyo economic region (meaning the principal cities of the Tokyo Metropolitan Area, Kanagawa Prefecture, Saitama Prefecture and Chiba Prefecture) and regional economic regions (meaning cities designated by cabinet order and other regional core cities) and it will invest primarily in real estate constituting the underlying substance of a real estate-related asset or in real estate-related assets where the underlying real estate is located in the target investment areas.

Article 30  (Investment Posture)
1.           The real estate-related assets (as defined in Article 31, paragraph 4, and the same applying hereinafter) in which the Investment Corporation will primarily invest will be the real estate constituting the underlying substance of a real estate-related asset or real estate-related assets where the main use of the underlying real estate is as (i) residential facilities, (ii) healthcare facilities (including hospitals and other medical facilities) or (iii) accommodation facilities.

2.          The Investment Corporation’s primary target investment area will be the Tokyo economic region (meaning the principal cities of the Tokyo Metropolitan Area, Kanagawa Prefecture, Saitama Prefecture and Chiba Prefecture) and regional economic regions (meaning cities designated by cabinet order and other regional cities) and it will invest primarily in real estate constituting the underlying substance of a real estate-related asset or in real estate-related assets where the underlying real estate is located in the target investment areas.

3.– 4.(Text omitted)	3. – 4.(Unchanged)

Current Articles of Incorporation	Proposed Changes
Article 38  (Policy Regarding Cash Distributions)
(1)   Distribution Policy
The Investment Corporation will in principle make distributions on the basis of the following policy.
(i) The amount of profits in the total amount of monies distributed will be the amount of profits (meaning the amount of net assets less the total amount of investment, investment surplus and valuation and translation adjustments, etc. as shown on the balance sheet) calculated in accordance with the Investment Trust Act and generally accepted accounting practices.

Article 38  (Policy Regarding Cash Distributions)
(1)   Distribution Policy
The Investment Corporation will in principle make distributions on the basis of the following policy.
(i) The amount of profits (meaning profits as defined in Article 136, paragraph 1 of the Investment Trust Act) in the total amount of monies distributed will be the amount calculated in accordance with generally accepted accounting standards and other corporate accounting practices.

(ii) (Text omitted)	(ii) (Text omitted)

(2) – (5) (Text omitted)	(2) – (5) (Text omitted)

(New)	Chapter 11 Supplementary Provisions

(New)	Article 41 (Effective Date of the Changes)

The changes to Article 1, Article 5, Paragraph 1 and Article 30, Paragraphs 1 and 2 of the Articles of Incorporation will take effect, subject to the absorption-type merger (the “Merger”) pursuant to the merger agreement concluded November 10, 2017, between the Investment Corporation and Japan Senior Living Investment Corporation, whereby the Investment Corporation will be the surviving corporation and Japan Senior Living Investment Corporation will be the dissolving corporation, taking effect, on the effective date of the Merger. Following the changes to the Articles of Incorporation pursuant to this article taking effect, the provisions of this chapter will be deleted.

Attachment	Attachment

Asset Management Fees to the Asset Management Company	Asset Management Fees to the Asset Management Company

Current Articles of Incorporation	Proposed Changes
The fees paid by the Investment Corporation to the Asset Management Company (the “Asset Management Company”) to which it entrusts management of its assets will consist of Management Fees I and II, Acquisition Fee, and Disposition Fee.  The amounts, calculation methods, and payment deadlines for such fees will be as follows.

The Investment Corporation will pay such fees plus the amount of national and local consumption taxes thereon to the Asset Management Company by remittance into the account designated by the Asset Management Company.

The fees paid by the Investment Corporation to the Asset Management Company (the “Asset Management Company”) to which it entrusts management of its assets  will consist of Management Fees I and II, Acquisition Fee, Disposition Fee and Merger Fee. The amounts, calculation methods, and payment deadlines for such fees will be as follows.

The Investment Corporation will pay such fees plus the amount of national and local consumption taxes thereon to the Asset Management Company by remittance into the account designated by the Asset Management Company.

(1) – (4) (Text omitted)	(1) – (4) (Text omitted)
z
(5) Merger Fee
If the Investment Corporation effectuates a consolidation-type merger or an absorption-type merger (either referred to as merger) with another investment corporation, and the Asset Management Company conducts an examination and appraisal of the assets, etc. held by the other investment corporation and other work relating to the merger and the merger takes effect, an amount equal to the appraisal amount on the effective date of the merger of the real estate-related assets held by the other investment corporation on the effective date of the merger, multiplied by a fee rate up to a maximum of 1.0%, as separately agreed upon between the Investment Corporation and the Asset Management Company, will be paid to the Asset Management Company as Merger Fee.
The payment due date for the Merger  Fee will be within three months from the effective date of the merger.

Attachment 7(2) Persons to be Appointed as Directors of KDR

1. Person to be appointed as executive director

Name: Katsue Okuda
Career Summary (Note):
April 1986	Entered The Mitsubishi Trust and Banking Corporation

September 1997	Joined Ogata Appraisal Corporation

November 2000	Director of Ogata Appraisal Corporation (current)

April 2006	Sat on Tokyo District Court’s civil conciliation committee (current)

August 2006	Expert committee member in appraisal department of Land Policy Subcommittee of National Land Council (current)

October 2007	Member of Tokyo Land Use Examination Committee

April 2009	Lecturer in Meiji University’s Graduate School of Global Business (current)

September 2011	Organization for Promoting Urban Development’s Mezzanine Support Business Examination Committee member (current)

November 2012	Outside member of AEON REIT Management Co., Ltd.’s Investment Committee (current)

June 2013	Managing director of Japan Association of Real Estate Appraisers (current)

May 2015	Executive director of Japan Senior Living Investment Corporation (current)

December 2015	Expert committee member in planning of Land Policy Subcommittee of National Land Council (current)

November 2017	Representative director of Kudan Ogata Holdings Corporation (current)

November 2017	Director of Kudan Urban Appraisal Co., Ltd. (current)
(Note) At the point in time of execution of this Agreement. The names of companies, corporations, and other groups are from the relevant points in time.

2. Person to be appointed as supervisory director

Name: Soichiro Iwao
Career Summary (Note):
April 1977	Keio University, Assistant (School of Medicine, Public Health Department)

February 1981	Keio University, Lecturer (School of Medicine, Public Health Department)

April 1981	University of Occupational and Industrial Health, Japan; Assistant Professor (School of Medicine, Hygienics Department)

April 1985	Secretariat to the Minister of Health, Labour and Welfare, General Affairs Section, Life Sciences Office, Lead Science and Technology Regulator

July 1992	Ministry of Health, Labour and Welfare, Pharmaceutical Bureau, Medical Device Development Section Director

July 2002	Ministry of Environment, Natural Environment Bureau Director

August 2003	Ministry of Health, Labour and Welfare, Medical Regulation Bureau Director

January 2006	World Health Organization (WHO) WHO Centre for Health Development, Center Director

January 2006	Keio University School of Medicine Guest Lecturer (current)

April 2008	International University of Health and Welfare, Vice president and professor

November 2008	TV Asahi Welfare Foundation, Director

April 2012	Hungarian Medical Universities, Director (current)

December 2013	Chigasaki Central Clinic, Clinic Chairman and Director

May 2015	Japan Senior Living Investment Corporation Supervising Director (current)

April 2016	Medical Corporate Body Ken-iku kai; Vice President (current)

April 2016	Kyo sai kai, Director (current)

April 2016	Medical Corporation Jyo ban kai; Director (current)

April 2016	Chigasaki Central Clinic, Director (current)
(Note) At the point in time of execution of this Agreement. The names of companies, corporations, and other groups are from the relevant points in time.

Article 12(1) Support Companies

・Shinsei Bank, Limited
・HASEKO Corporation
・Mitsubishi UFJ Trust and Banking Corporation
・LIXIL Group Corporation

Attachment 12(2) Support Agreements

・Sponsor Support Agreement dated June 10, 2015 among JSL, JSLP, and Shinsei Bank, Limited
・Sponsor Support Agreement dated June 10, 2015 among JSL, JSLP, and HASEKO Corporation
・Sponsor Support Agreement dated June 10, 2015 among JSL, JSLP, and Mitsubishi UFJ Trust and Banking Corporation
・Sponsor Support Agreement dated June 10, 2015 among JSL, JSLP, and LIXIL Group Corporation

Attachment 2

Attachment 2 (Provisions of articles of incorporation of surviving company (KDR))

Part 1: General Provisions

Article 1 (Corporate Name)
The Investment Corporation will be called Kenedix Residential Investment Corporation, expressed in English as Kenedix Residential Investment Corporation.

Article 2 (Purpose)
Pursuant to the Act on Investment Trusts and Investment Corporations (Law No. 198 of 1951, as amended; “Investment Trust Act”), the purpose of the Investment Corporation is to invest its assets primarily in Specified Assets (this means Specified Assets as provided in Article 2, Paragraph 1 of the Investment Trust Act; hereinafter the same) that are real property and other assets (this means the assets specified in the Ordinance for the Enforcement of the Act on Investment Trusts and Investment Corporations (Order of the Prime Minister No. 129 of 2000, as amended; “Investment Trust Act Enforcement Ordinance”)).

Article 3 (Location of Head Office)
The Investment Corporation will have its head office in Chuo-ku, Tokyo.

Article 4 (Method of Public Announcement)
The Investment Corporation’s public announcements will be made by publication in the Nippon Keizai Shimbun.

Part 2: Investment Units

Article 5 (Total Number of Authorized Investment Units)
1.	The total number of investment units which the Investment Corporation is authorized to issue will be five million (5,000,000) units.
2.	Of the total issue price of Investment Corporation’s investment units, the ratio of the issue price for investment units to be solicited domestically shall exceed 50%.
3.
Up to the total number of units of authorized investment units, The Investment Corporation may, with the approval from the board of directors, solicit persons to subscribe for investment units it issues. The pay-in price per offered investment unit (this means the investment units to be allotted to persons who have applied to subscribe for the investment units in the offering) will be decided by an executive director, and must be an amount approved by the board of directors as being fair in light of the assets the Investment Corporation holds (“Investment Assets”).

Article 6 (Investment Unit Handling Rules)
With respect to registration or recording in the Investment Corporation’s register of unitholders, procedures for exercise of unitholders’ rights, and other procedures for handling investment units, as well as the associated fees, in addition to laws and regulations and these Articles of Incorporation, the decisions of the board of directors shall be followed.

Article 7 (Minimum Amount of Net Assets to Be Regularly Maintained by Investment Corporation)
The minimum amount of net assets to be regularly maintained by the Investment Corporation shall be fifty million (50,000,000) yen.

Article 8 (Refund of Investment Units Upon Request from Unitholders and Acquisition of Own Investment Units)
1.	The Investment Corporation shall not refund any investment units upon request from unitholders.
2.	The Investment Corporation shall be entitled to acquire its investment units for consideration as agreed to with the unitholders.

Part 3: General Unitholders’ Meeting

Article 9 (Convocation)
1.	General unitholders’ meetings of the Investment Corporation will in principle be held at least once every two years.
2.
Unless otherwise specified in laws and regulations, general unitholders’ meetings shall be convened by the executive director in the event where there is one executive director, or by one executive director in accordance with the order of priority predetermined by the board of directors in the event where there are two or more executive directors.

Article 10 (Chairperson)
The general unitholders’ meetings shall be chaired by the executive director in the event where there is one executive director, or one executive director in accordance with the order of priority predetermined by the board of directors in the event where there are two or more executive directors. If no executive directors are present or in the event of an accident involving all executive directors, one supervisory director in accordance with the order of priority predetermined by the board of directors shall chair the general unitholders’ meeting.

Article 11 (Resolutions)
Unless otherwise provided by laws and regulations or these Articles of Incorporation, resolutions of general unitholders’ meetings will be passed by a majority of the voting rights held by the unitholders in attendance.

Article 12 (Voting Rights and Exercise by Proxy)
1.	Unitholders can exercise their voting rights through a proxy who is also a unitholder with voting rights in the Investment Corporation.
2.	In a case of the preceding paragraph, said unitholder or the proxy must submit to the Investment Corporation in advance a document evidencing the proxy rights.

Article 13 (Exercise of Voting Rights in Writing)
1.
The exercise of voting rights in writing shall be effected by stating the necessary matters in the documents for the unitholders to exercise their voting rights (“Voting Rights Exercise Form”) and submitting such Voting Rights Exercise Form to the Investment Corporation by the time specified in laws and regulations.

2.	The number of voting rights exercised in writing in accordance with the preceding paragraph will be added to the number of voting rights of unitholders in attendance.

Article 14 (Exercise of Voting Rights by Electromagnetic Method)
1.
The exercise of voting rights by electromagnetic method shall, pursuant to the provisions of laws and regulations, be effected by obtaining the Investment Corporation’s consent, and by submitting to the Investment Corporation the necessary matters to be set forth in the Voting Rights Exercise Form by electromagnetic method by the time specified in laws and regulations.

2.	The number of voting rights exercised by electromagnetic method in accordance with the preceding paragraph will be added to the number of voting rights of unitholders in attendance.

Article 15 (Deemed Approval)
1.
If a unitholder does not attend a general unitholders’ meeting and also does not exercise its voting rights, such unitholder will be deemed to have voted in favor of the proposals submitted to the general unitholders’ meeting (in the cases where more than one proposals have been submitted and they include conflicting proposals, excluding all of those conflicting proposals).

2.
The number of voting rights held by unitholders deemed to have voted in favor of a proposal pursuant to the preceding paragraph will be added to the number of voting rights of unitholders in attendance.

Article 16 (Record Date)
1.
When convening a general unitholders’ meeting on a day within three months from each Settlement Date (defined in Article 37; hereinafter the same), the unitholders set forth or recorded in the final register of unitholders as of the immediately preceding Settlement Date will be the unitholders entitled to exercise the voting rights in the general unitholders’ meeting being convened.

2.
Notwithstanding the provisions of the preceding paragraph, if needed, the board of directors can pass a resolution for the Investment Corporation to make advance public announcement in accordance with laws and regulations and designate the unitholders or registered pledgees of investment units set forth or recorded in the final register of unitholders on a certain date as the persons entitled to vote.

Article 17 (Minutes of General Unitholders’ Meetings)
With respect to the minutes of general unitholders’ meetings, meeting minutes setting forth or recording a summary of the proceedings and the outcome, and other matters specified by laws and regulations shall be prepared.

Part 4: Directors and Board of Directors

Article 18 (Number of Directors and Composition of the Board of Directors)
The Investment Corporation shall have no less than one executive director, and no less than two supervisory directors (provided, however, that the number of supervisory directors must always be equal to or one more than the number of executive directors), and the Directors (this means executive directors and supervisory directors; hereinafter the same) will constitute the board of directors.

Article 19 (Appointment and Term of Office of Directors)

1.	Directors will be appointed by a resolution of a general unitholders’ meeting.
2.
The term of office of a Director will be two years after appointment; provided, however, that the term of office of a Director appointed to fill a vacancy or for an increase in the number of Directors will be the same as the remaining term of the preceding or existing Directors.

3.
A resolution for appointment of a Director filling a vacancy will be valid for the period until the expiration of the term of office of the Director appointed by the general unitholders’ meeting that passed such resolution (if a Director was not appointed by such general unitholders’ meeting, then the most recent general unitholders’ meeting at which a Director was appointed); provided, however, that this period of time may be shortened by resolution of the general unitholders’ meeting.

Article 20 (Standards for Payment of Remuneration for Directors)
The standards for payment of, and timing of payments of, remuneration for the Investment Corporation’s Directors shall be as follows.
(1)
The remuneration for each executive director will be an amount up to 800,000 yen per month per Director as decided by the board of directors, which will be paid for each month by the last day of the relevant month.

(2)
The remuneration for each supervisory director will be an amount up to 500,000 yen per month per Director as decided by the board of directors, which will be paid for each month by the last day of the relevant month.

Article 21 (Liability of Directors to Investment Corporation)
With respect to the compensation liability of a Director specified in Article 115-6, Paragraph 1 of the Investment Trust Act, as long as the relevant Director carried out its duties in good faith and without gross negligence, if the Investment Corporation finds it to be specifically necessary considering the facts of the cause of liability, the status of performance of the duties of the relevant Director, and other circumstances, it may release such Director from liability for damages to the extent permitted by laws and regulations subject to a resolution of the board of directors.

Article 22 (Convocation and Chairperson)
1.
Unless otherwise specified in laws and regulations, the board of directors shall be convened and chaired by the executive director in the event where there is one executive director, or by one executive director in accordance with the order of priority predetermined by the board of directors in the event where there are two or more executive directors.

2.
Notice of convocation for board of directors meetings shall be sent to all Directors at least three days before the day of the board of directors meeting; provided, however, that if all Directors agree, the period of advance notice for convocation may be shortened, or convocation procedures can be omitted.

Article 23 (Resolutions)
Unless provided otherwise by laws and regulations or these Articles of Incorporation, resolutions of board of directors will be passed by a majority of vote of Directors at a meeting attended by a majority of all Directors entitled to vote.

Article 24 (Board of Directors Meeting Minutes)
With respect to the minutes of board of directors meetings, meeting minutes setting forth and recording a summary of the proceedings and the outcome, and other matters specified by laws and regulations, and Directors attending the relevant meeting shall sign, affix their seal on, or electronically sign the meeting minutes.

Article 25 (Board of Directors’ Rules)
In addition to the provisions of laws and regulations and these Articles of Incorporation, matters relating to the board of directors shall be in accordance with the board of directors’ rules specified by the board of directors.

Part 5: Accounting Auditors

Article 26 (Appointment of Accounting Auditors)
Accounting auditors will be appointed by a resolution of a general unitholders’ meeting.

Article 27 (Term of Office of Accounting Auditors)
1.
The term of office of an accounting auditor will be until the end of the first general unitholders’ meeting convened after the first Settlement Date arriving after the passage of one-year from his or her appointment.

2.
Unless a resolution deciding otherwise is passed at the general unitholders’ meeting of the preceding paragraph, accounting auditors will be deemed to have been reappointed at such general unitholders’ meeting.

Article 28 (Standards of Compensation for Financial Auditor)
The compensation of the financial auditor for each fiscal period audited will be a maximum of 12 million (12,000,000) yen, and the amount as determined by the Board of Directors for a particular fiscal period will be paid within one month from receipt of all audit reports required under the Investment Trust Act and other laws and regulations.

Part 6: Investment Targets and Policies

Article 29 (Basic Investment Policy)
With the aim of securing stable income over the medium-to-long term, the Investment Corporation shall invest its assets in Specified Assets that are real property etc. (this means real property, real property leases, superficies, and trust beneficial interests of trusts holding only the foregoing as trust assets; hereinafter the same).

Article 30 (Investment Posture)
1.
The Real Estate-Related Assets (as defined in Article 31, paragraph 4, and the same applying hereinafter) in which the Investment Corporation will primarily invest will be real estate constituting the underlying substance of Real Estate-Related Assets or Real Estate-Related Assets where the main use of the underlying real estate is as a residential facility; provided, however, that the Investment Corporation may also invest in real estate constituting the underlying substance of a Real Estate-Related Asset or in Real Estate-Related Assets where the main use of the underlying real estate is as an accommodation facility (hotels, etc.).

2.
The Investment Corporation’s primary target investment area will be the Tokyo economic region (meaning the principal cities of the Tokyo Metropolitan Area, Kanagawa Prefecture, Saitama Prefecture and Chiba Prefecture) and regional economic regions (meaning cities designated by cabinet order and other regional core cities) and it will invest primarily in real estate constituting the underlying substance of a Real Estate-Related Asset or in Real Estate-Related Assets where the underlying real estate is located in the target investment areas.

3.
When investing in Real Estate-Related Assets, the Investment Corporation shall carry out economic due diligence for the real property constituting Real Estate-Related Assets or the real property underlying the Real Estate-Related Assets regarding its forecasted income, future promise of its location, and its stability; physical due diligence regarding building specifications, building facilities, seismic resistance, the status of building management, the environment, and soil quality etc.; and legal due diligence regarding the rights etc. associated with buildings, and shall comprehensively study the results of such due diligence.

4.
The Investment Corporation shall invest its assets so that the ratio of the total value of specified real property (this means real property, real property leases or superficies, beneficial interests in trust of real estate ownership, ground leases or superficies) is equal to or greater than 75% of the sum of its Specified Assets.

Article 31 (Category, Purpose, and Scope of Specified Assets for Asset Management)
1.
The Investment Corporation’s primary investment targets will be real property etc. In addition to real property etc., the Investment Corporation may invest in real property equivalents set forth in Paragraph 2, and the real estate-backed securities set forth in Paragraph 3.

2.	Real property equivalent means the following:
(1)	Easements;
(2)	Beneficial interests of a trust having easements as trust assets;
(3)	Beneficial interests of cash trusts with the objective of investing trust assets in real property, real property leases, superficies, or easements;
(4)
Equity interests under agreements under which one party pays in funds for the counterparty to operate real property etc. or other assets set forth in the preceding items, and the counterparty promises to invest in primarily such assets using the funds so paid-in and distribute the profits from such investments (“Real Property TK Interests”); and

(5)	Beneficial interests of cash trusts with the objective of managing trust assets primarily by investments in Real Property TK Interests.
3.	Real property-backed securities means the following securities having the objective of having over half of the investment amount be invested in real property etc. or real property equivalents;
(1)
Preferred equity securities (the preferred equity securities specified in Article 2, Paragraph 9 of the Act on the Securitization of Assets (Law No. 105 of 1998, as amended; “Asset Securitization Act”));

(2)	Beneficial certificates (this means the beneficial certificates specified in Article 2, Paragraph 7 of the Investment Trust Act);
(3)	Investment securities (this means the investment securities specified in Article 2, Paragraph 15 of the Investment Trust Act); and
(4)
Beneficial securities of special-purpose trusts (the beneficial interests of special-purpose trusts specified in Article 2, Paragraph 15 of the Asset Securitization Act (excluding beneficial interests that fall under real property etc. or Item 2, Item 3, or Item 5 of the preceding paragraph)).

4.
In addition to the real property equivalents and real property-backed securities set forth in the preceding two paragraphs (such assets and real property etc. are collectively referred to as “Real Estate-Related Assets”), the Investment Corporation may invest in the following Specified Assets.

(1)	Deposits;
(2)	Call loans;
(3)	Transferrable certificates of deposit;
(4)
Marketable securities (the securities specified in Article 3, Item 1 of the Order for Enforcement of the Act on Investment Trusts and Investment Corporations (Cabinet Order No. 480 of 2000, as amended “Investment Trust Act Enforcement Order”) (excluding securities specified in the preceding paragraph, this paragraph, and the following paragraph));

(5)
Special purpose companies whose objective is to invest in Real Estate-Related Assets, and loan claims and other monetary claims against special purpose companies or other corporations comparable to the foregoing;

(6)	Monetary claims (claims specified in Article 3, Item 7 of the Investment Trust Act Enforcement Ordinance, excluding claims specified in other items of this paragraph);
(7)	Corporate bonds (bonds specified in Article 2, Paragraph 1, Item 5 of the Financial Instruments and Exchange Act (Law No. 25 of 1948, as amended; “FIEA”);
(8)	Specified bonds (bonds specified in Article 2, Paragraph 1, Item 4 of the FIEA);
(9)	Beneficial interests of cash trusts with the objective of managing trust assets by investments in assets specified in the preceding paragraphs;
(10)	Rights associated with market derivative transactions (transactions specified in Article 2, Paragraph 21 of the FIEA);
(11)	Over-the-counter derivative transactions (transactions specified in Article 2, Paragraph 22 of the FIEA); and
(12)	Renewable energy generating facilities (this has the meaning specified in Article 3, Item 11 of the Investment Trust Act Enforcement Order).
5.	The Investment Corporation may invest in the following rights obtained ancillary to investments in Real Estate-Related Assets.
(1)	Trademark rights specified in the Trademark Act (Law No. 127 of 1959, as amended) and exclusive licenses and ordinary licenses for trademarks;
(2)	Right to uses the source of a hot spring as specified in Article 2, Paragraph 1 of the Hot Springs Act (Law No. 125 of 1948, as amended) and facilities associated with the relevant hot springs;
(3)	Copyrights etc. pursuant to the Copyright Act (Law No. 48 of 1970, as amended);

(4)
Equity interests in partnerships (limited to partnerships formed through contribution of real property or real property leases, superficies, or easements etc. whose objective is to lease, operate, and manage the same) as specified in Article 667 of the Civil Code (Law No. 89 of 1896, as amended; “Civil Code”);

(5)	Movables specified in the Civil Code (excluding movables that fall under the assets specified in Article 12 of the preceding paragraph);
(6)
Stocks (limited to stocks of the management company etc. of a real property acquired in conjunction with investment in the Specified Assets that are the Investment Corporation’s primary investment targets);

(7)	Other rights obtained ancillary to investments in Real Estate-Related Assets;
(8)	Beneficial interests of cash trusts with the objective of managing trust assets by investments in assets specified in the preceding (1) through (7);
(9)	Specified equity set forth in Article 2, Paragraph 6 of the Asset Securitization Act;
(10)
Carbon credits pursuant to the Act on Promotion of Global Warming Countermeasures (Law No. 117 of 1998, as amended) and comparable rights, as well as emission rights (including greenhouse gas emission rights);

6.
With respect to rights to be indicated on securities as specified in Article 2, Paragraph 2 of the FIEA, if securities indicating such rights have not been issued, such rights will be deemed to be the relevant securities and subject to application of Paragraph 2 through Paragraph 5 of this Article 31.

Article 32 (Investment Restrictions)
1.
When investing in marketable securities specified in Paragraph 4, Item 4 of the preceding article or monetary claims specified in Paragraph 4, Item 6 of the preceding article, the Investment Corporation shall emphasize security and liquidity, and shall not make investments solely on the basis of strong investment gains.

2.
The Investment Corporation shall invest in rights associated with market derivative transactions set forth in Paragraph 4, Item 10 of the preceding article or rights associated with over-the-counter derivative transactions specified in Item 11, only for the purpose of hedging against exchange risk associated with the Investment Corporation’s liabilities, interest rate fluctuation risk, and other risks.

Article 33 (Reinvestment of Income, etc.)
The Investment Corporation can allocate proceeds from sale of Investment Assets, interest on marketable securities, dividends and redemptions, interest and late penalties relating to monetary claims, Real Property TK Interest distributions, leasing income and other income from real property, as well as security deposits and guarantee money, to investment or reinvestment.

Article 34 (Purpose and Scope of Portfolio Loans)
1.
With the purpose of investing in real property that constitutes Specified Assets, the Investment Corporation shall in principle execute lease agreements with third parties and lease the properties to such third parties, and with respect to real property constituting the trust assets associated with the trust beneficial interests that are Specified Assets, the Investment Corporation shall in principle cause the trustees of the relevant trusts to execute lease agreements with third parties and lease the properties to such third parties.

2.
When leasing real property, the Investment Corporation may receive security deposits, guarantees, or similar monies, and will invest the monies so received in accordance with Article 29 and Article 30.

3.	The Investment Corporation may finance loans for Investment Assets other than real property belonging to the Investment Assets.

Part 7: Valuation of Assets

Article 35 (Asset Valuation Methods, Standards, and Reference Dates)
1.	The Investment Corporation’s asset valuation methods and standards will be as follows for each category of investment target.
(1)	Real property and real property leases, superficies, and easements (the assets specified in Article 31, Paragraph 1 and Paragraph 2, Item 1)
The purchase price less accumulated depreciation. With respect to building and facilities etc., the calculation method used for the amount of depreciation shall be the straight-line method; provided, however, that if the Investment Corporation determines on the basis of reasonable grounds that its calculation method is not appropriate and also can reasonably determine that no issues will arise with respect to unitholder protection, the Investment Corporation may change its calculation method to a different one in accordance with laws and regulations.
(2)	Beneficial interests of trusts of real property or real property leases, superficies, or easements (beneficial interests specified in Article 31, Paragraph 1 and Paragraph 2, Item 2)
In the case of trust assets that fall under the assets set forth in Item 1, valuation shall be performed in accordance with Item 1. In the case of financial assets or liabilities, valuation shall be performed in accordance with generally accepted corporate accounting practice, and total liabilities shall be deducted from total assets to calculate the amount equivalent to holdings of the relevant trust beneficial interests, and that amount shall be the valuation.
(3)
Beneficial interests of cash trusts with the objective of managing as primary trust assets real property, real property leases, superficies, and easements (beneficial interests specified in Article 31, Paragraph 2, Item 3)

In the case of trust assets that fall under the assets set forth in Item 1, valuation shall be performed in accordance with Item 1. In the case of financial assets or liabilities, valuation shall be performed in accordance with generally accepted corporate accounting practice, and total liabilities shall be deducted from total assets to calculate the amount equivalent to holdings of the relevant trust beneficial interests, and that amount shall be the valuation.
(4)	Real Property TK Interests (interests specified in Article 31, Paragraph 2, Item 4)
If the underlying assets of TK interests are assets set forth in Item 1 through Item 3, valuation shall be performed in accordance with Item 1 through Item 3. If the underlying assets of TK interests are financial assets or liabilities, valuation shall be performed in accordance with generally accepted corporate accounting practice, and total liabilities shall be deducted from total assets to calculate the amount equivalent to holdings of the TK interests, and that amount shall be the valuation.
(5)	Beneficial interests of cash trusts with the objective of managing trust assets by investments primarily in Real Property TK Interests (interests specified in Article 31, Paragraph 2, Item 5)
In the case of TK interests that are trust assets, valuation shall be performed in accordance with Item 4. In the case of trust assets that fall under financial assets or liabilities, valuation shall be performed in accordance with generally accepted corporate accounting practice, and total liabilities shall be deducted from total assets to calculate the amount equivalent to holdings of the relevant trust beneficial interests, and that amount shall be the valuation.
(6)	Securities (securities set forth in Article 31, Paragraph 3 and Article 31, Paragraph 4, Item 4, Item 7, and Item 8)
If a security has a market price, then the market price will be used. If a security has no market price, then it will be evaluated at a reasonably calculated price.
(7)	Cash claims (claims specified in Article 31, Paragraph 4, Item 5 and Item 6)
The value of cash claims will be calculated as the acquisition price less the amount of bad debt; provided, however, that in a case where the relevant cash claims were obtained at a lower price or higher price than the nominal claim amount, if the nature of difference between the acquisition price and the nominal claim amount is found to be due to adjustment of interest rate, the value of such claims shall be calculated using the amortized cost method less the amount of allowances for bad debt.
(8)	Beneficial interests of cash trusts (beneficial interests specified in Article 31, Paragraph 4, Item 9)
Depending on the assets to be invested, the valuation of such beneficial interests shall be performed using the valuation method for such assets as specified in Item 6 or Item 7. In the case of financial assets or liabilities, valuation shall be performed in accordance with generally accepted corporate accounting practice, and total liabilities shall be deducted from total assets to calculate the amount equivalent to holdings of the relevant trust beneficial interests, and that amount shall be the valuation.

(9)	Rights associated with derivative transactions (rights specified in Article 31, Paragraph 4, Item 10 and Item 11)
(i)	Claims and debts arising from derivative transactions listed on financial instruments exchanges
The valuation shall be the price calculated on the basis of the final price on the relevant financial instruments exchange (this means the closing price; if there is no closing price, then the indicative price (the lowest published indicative sell price or the highest published indicative buy price, or if these are published together, then the average of the two). If there is no final price as of the relevant day, then the valuation shall be performed using the price calculated on the basis of the final price of the day immediately before such day.
(ii)	Claims and debts arising from unlisted derivative transactions without market price on a financial instruments exchange
A price calculated in a reasonable manner to find a price corresponding to a market price. In a case where it is extremely difficult to calculate a fair market price, the relevant assets will be valued at their purchase price.
(iii)
Notwithstanding the foregoing, hedge accounting can be applied to transactions to be hedge transactions pursuant to generally accepted accounting practices, and special treatment can be applied to transactions that satisfy the requirements for special treatment of interest rate swaps in accordance with the Accounting Standards for Financial Products and Practical Guidance on Financial Product Accounting.

(10)	Other
In cases not provided for above, the valuation shall be the value calculated in accordance with the provisions of the Investment Trust Act or the valuation rules of the Investment Trusts Association or the value calculated in accordance with generally accepted corporate accounting practices.
2.
If for the purposes of recording prices in asset management reports etc., any of the following investment targets is valuated using a method that is different from the methods of the preceding paragraph, the value of each will be calculated using the method specified in the relevant item.

(1)	Real property, real property leases, and superficies
In principle, the price requested on the basis of an appraisal etc. by a real property appraiser.
(2)	Beneficial interests of trusts having real property, superficies, or real property leases as trust assets and Real Property TK Interests
Regarding assets for which the trust assets or the constituent assets of TK interests are set forth in the preceding item, valuation shall be performed in accordance with the preceding item, and regarding financial assets, valuation shall be performed in accordance with generally accepted corporate accounting practice, and total liabilities shall be deducted from total assets to calculate the amount equivalent to holdings of the relevant trust beneficial interests or the amount equivalent to holdings of the relevant TK interests.
3.
The reference dates for valuation of the Investment Corporation’s assets will be the Settlement Dates specified in Article 37; provided, however, that with respect to assets specified in Article 31, Paragraph 3 or Paragraph 4 that can be valuated using the value on the basis of a market price, the reference dates will be the last day of each month.

Part 8: Loans and Issuance of Investment Corporation Bonds

Article 36 (Maximum Amounts of Loans and Investment Corporation Bond Issues)
1.
With the objectives of securing stable profitability and ensuring robust growth of Investment Assets, the Investment Corporation may borrow funds or issue investment corporation bonds (including short-term investment corporation bonds; hereinafter the same in this Article 36). When borrowing funds, the Investment Corporation may obtain loans from only qualified institutional investors specified in Article 2, Paragraph 3, Item 1 of the FIEA (limited to institutional investors specified in Article 67-15 of the Act on Special Measures Concerning Taxation (Law No. 26 of 1957, as amended; “Act on Special Measures Concerning Taxation”)).

2.
The funds obtained from loans or investment corporation bonds under the preceding paragraph shall be used for acquisition of assets, repairs, payment of distributions, repayment of funds or obligations required for the Investment Corporation’s operations (including refund of security deposits and guarantee money, as well as repayment of obligations associated with loans and investment corporation bonds), and the like.

3.	If a loan is to be obtained or investment corporation bonds are to be issued pursuant to Paragraph 1, the Investment Corporation shall provide Investment Assets as security.
4.	The maximum amount of loans and investment corporation bond issues shall be 1 trillion (1,000,000,000,000) yen each, and the sum thereof shall not exceed 1 trillion (1,000,000,000,000) yen.

Article 9: Accounting

Article 37 (Fiscal Period and Settlement Date)
The Investment Corporation’s fiscal period will be from February 1 until the last day of July each year and from August 1 until the last day of January of the following year (the last day of a fiscal period is referred to as a “Settlement Date”).

Article 38 (Policy Regarding Cash Distributions)
(1)	Distribution Policy
The Investment Corporation will in principle make distributions on the basis of the following policy.
(i)
The amount of profits in the total amount of monies distributed will be the amount of profits (meaning the amount of net assets less the total amount of investment, investment surplus and valuation and translation adjustments, etc. as shown on the balance sheet) calculated in accordance with the Investment Trust Act and generally accepted accounting practices

(ii)
In principle, the amount of distribution shall exceed 90% of the Investment Corporation’s distributable profit as specified in Article 67-15, Paragraph 1 of the Act on Special Measures Concerning Taxation. In addition to long-term repair reserves, payment reserves, distribution reserves, and other reserves and allowances etc. similar to the foregoing, the Investment Corporation may reserve, withhold, or otherwise process other necessary amounts.

(2)	Distribution of surplus profit
If the Investment Corporation determines it to be appropriate to do so, or if the Investment Corporation will be able to limit the imposition of income tax etc. on itself by doing so, the Investment Corporation may distribute cash in excess of profits, up to the amount specified by the rules of the Investment Trusts Association.
(3)	Distributions and distribution method

Distributions pursuant to this Article 38 shall be paid in cash, and in principle will be paid within three months from each Settlement Date to the unitholders or registered pledgees of investment units set forth or recorded in the register of unitholders as of the relevant Settlement Date, in proportion to the number of investment units they hold or the number of investment units subject to registered investment unit pledges.
(4)	Expiration of rights to demand distributions
If three years have elapsed from the day when payments of cash distributions pursuant to the preceding article commenced without being received, the Investment Corporation shall be released from its duty to pay such distribution. Undistributed monies will not bear interest.
(5)	Investment Trusts Association Rules
In addition to the preceding items, when paying cash distributions, the Investment Corporation shall follow the rules etc. specified by the Investment Trusts Association.

Article 39 (Standards for Payment of Asset Management Fees to Asset Management Company)
The amount of and standards for payment of asset management fees to be paid to the Asset Management Company to which the Investment Corporation entrusts management of assets (the “Asset Management Company”) are as specified in the Attachment, which is an integral part of this Agreement.

Part 10: Outsourcing of Operations and Administrative Work

Article 40 (Outsourcing of Operations and Administrative Work)
1.
Pursuant to Article 198 and Article 208 of the Investment Trust Act, the Investment Corporation will entrust services for management of assets to the Asset Management Company, and services for custody of assets to Custodians.

2.
The Investment Corporation will entrust administrative work associated with operations other than operations for investment and custody of assets that is specified in Article 117 of the Investment Trust Act (“General Administrative Work”) to third parties.

3.
Of the administrative work outsourced after the formation of the Investment Corporation, solicitation of persons to subscribe for investment units and investment corporation bonds issued by the Investment Corporation and administrative work relating to gratis allotment of investment unit options, preparation and furnishing of the register of investment unit options and register of investment corporation bonds, other administrative work relating to the register of investment unit options and register of investment corporation bonds, administrative work relating to issuance of investment unit option securities and investment corporation bonds, administrative work for investment unit option holders and investment corporation creditors, as well as administrative work relating to acquisition of the Investment Corporation’s investment units and other administrative work specified in Article 169 the Investment Trust Act Enforcement Order shall be properly outsourced to General Administrative Service Providers specified by Directors.

End
Enacted November 10, 2011

Revised February 16, 2012
Revised October 31, 2013
Revised October 26, 2015
Revised March 28, 2017

Attachment

Asset Management Fees to Asset Management Company

The fees paid by the Investment Corporation to the Asset Management Company (the “Asset Management Company”) to which it entrusts management of its assets will consist of Management Fees I and II, Acquisition Fee, and Disposition Fee. The amounts, calculation methods, and payment deadlines for such fees will be as follows.

The Investment Corporation will pay such fees plus the amount of national and local consumption taxes thereon to the Asset Management Company by remittance into the accounts designated by the Asset Management Company.

(1)	Management Fee I
Management Fee I will be the amount obtained by multiplying the Total Asset Amount by 0.3% per annum (prorated on the basis of the actual number of days in the relevant Fiscal Period, with one year being equal to 365 days; fractions of one yen will be discarded). “Total Asset Amount” means the total assets set forth in the Investment Corporation’s balance sheet (limited to a balance sheet that has been approved pursuant to Article 131, Paragraph 2 of the Investment Trust Act) as of the Settlement Date immediately preceding the first day of the relevant Fiscal Period.

The payment deadline for Management Fee I shall be within the relevant Fiscal Period.

(2)	Management Fee II
Management Fee II will be the amount obtained by multiplying the Distributable Amount calculated on each Settlement Date by 5.0% (fractions of one yen will be discarded). “Distributable Amount” means the pre-tax current net profit (excluding gains on negative goodwill) before deduction of Management Fee II for the relevant fiscal period calculated in accordance with generally accepted corporate accounting practice, less any amount used to replenish deferred loss.

The payment deadline for Management Fee II will be within one year after approval by the board of directors of the financial statements etc. (the financial statements etc. specified in Article 129 of the Investment Trust Act) for the relevant Fiscal Period.

(3)	Acquisition Fee
When the Investment Corporation acquires Specified Assets, the Acquisition Fee will be equal to 1.0% of the purchase price.

Acquisition Fee will be paid within one month from the day the Investment Corporation acquires the relevant assets (the day the transfer of title or other transfer of rights comes into effect).

(4)	Disposition Fee
If the Investment Corporation sells Specified Assets, the Disposition Fee will be equal to 0.5% of the purchase price (excluding national and local consumption taxes and expenses in conjunction with sale).

Disposition Fee will be paid within one month from the day the Investment Corporation sells the relevant assets (the day the transfer of title or other transfer of rights comes into effect).

Attachment 3

Attachment 3 (Asset management report)

I.	Asset management report

1.	Outline of asset management operation

(1)	Operating result and financial position

	Fiscal period	Unit	7th From Feb.1, 2015 to Jul.31, 2015	8th From Aug.1, 2015 to Jan.31, 2016	9th From Feb.1, 2016 to Jul.31, 2016	10th From Aug.1, 2016 to Jan.31, 2017	11th From Feb.1, 2017 to Jul.31, 2017
Operating result	Operating revenues	mil.yen	5,302	5,226	5,333	5,468	5,574
	(Rental revenues)	mil.yen	5,170	5,208	5,329	5,437	5,574
	Operating expenses	mil.yen	2,488	2,509	2,610	2,629	2,741
	(Expenses related to rent business)	mil.yen	1,952	1,936	2,032	2,050	2,124
	Operating income	mil.yen	2,814	2,717	2,723	2,838	2,833
	Ordinary income	mil.yen	2,305	2,185	2,193	2,311	2,316
	Net income	mil.yen	2,254	2,184	2,192	2,310	2,315
Asset	Total asset	mil.yen	158,655	160,064	159,948	167,276	167,316
	(period to period change)%		(＋19.9)	(＋0.9)	(△0.1)	(＋4.6)	(＋0.0)
	Interest-bearing debt	mil.yen	73,500	74,800	74,800	81,800	81,800
	Unitholders’equity	mil.yen	82,383	82,389	82,365	82,552	82,559
	(period to period change)%		(＋40.0)	(＋0.0)	(△0.0)	(＋0.2)	(＋0.0)
	Unitholders’capital	mil.yen	80,132	80,132	80,132	80,132	80,132
Distribution per unit	Total distribution	mil.yen	2,180	2,175	2,220	2,280	2,315
	dividend payout ratio	%	96.7	99.6	101.3	98.7	100.0
	Number of investment units issued and outstanding	unit	349,089	349,089	349,089	349,089	349,089
	Net income per unit (Note 2)	yen	6,485	6,257	6,279	6,617	6,632
	Unitholders’equity per unit	yen	235,996	236,012	235,943	236,478	236,498
	Distribution per unit	yen	6,247	6,231	6,360	6,533	6,633
	Profit distribution	yen	6,247	6,231	6,360	6,533	6,633
	Distribution in excess of profit	yen	－	－	－	－	－
Financial indicator	Return on assets (Note 3)%		1.6	1.4	1.4	1.4	1.4
	Annualized (Note 4)%		3.2	2.7	2.7	2.8	2.8
	Return on net assets (Note 5)%		3.2	2.7	2.7	2.8	2.8
	Annualized (Note 4)%		6.4	5.3	5.3	5.6	5.7
	Net asset ratio	%	51.9	51.5	51.5	49.4	49.3
	(period to period change)		(＋7.5)	(△0.5)	(＋0.0)	(△2.1)	(△0.0)
	Interest-bearing debt ratio on assets (Note 6)%		46.3	46.7	46.8	48.9	48.9
	FFO (Note 7) (Funds from Operation)	mil.yen	3,017	3,082	3,104	3,189	3,227
	FFO per unit (Note 8)	yen	8,642	8,830	8,892	9,137	9,246
	Leasing NOI (Note 9) (Net Operating Income)	mil.yen	4,044	4,124	4,153	4,265	4,335
	Annualized NOI yield (Note 4,10)%		5.6	5.5	5.6	5.5	5.6
	Leasing NCF(Note 11) (Net Cash Flow)	mil.yen	3,898	3,956	3,990	4,044	4,094
	Annualized NCF yield (Note 4,12)%		5.4	5.3	5.4	5.2	5.3
Reference	Number of properties	properties	103	105	105	113	113
	Leased units (Note 13)	unit	6,820	6,948	6,952	7,229	7,285
	Total leasable floor area (Note 13)	m²	280,436.94	286,310.51	286,310.51	292,324.33	292,324.33
	Occupancy ratio (Note 13)%		96.2	96.0	95.9	96.2	96.8
	Depreciation expenses	mil.yen	827	852	857	878	884
	Capital expenditures	mil.yen	146	167	163	220	241

(Note 1)	Figures are rounded down to the nearest unit. Ratios are rounded off to the two decimal place
(Note 2)	Net income per unit is calculated by the net income divided by weighted average of number of investment units
(Note 3)	Return on assets ＝Net income /｛(Total assets at the beginning of period + Total assets at the end of period)/2｝×100
(Note 4)
Annualized values for the 7th fiscal period are calculated based on a period of 181 days, 184 days for 8th fiscal period, 182 days for 9th fiscal period, 184 days for 10th fiscal period, 181 days for 11th fiscal period.

(Note 5)	Return on net assets ＝Net income / {(Total net assets at the beginning of period + Total net assets at the end of period) /2} ×100
(Note 6)	Interest-bearing debt ratio of assets ＝Interest-bearing debt at the end of period / Total assets at the end of period×100
(Note 7)	FFO＝Net income + Depreciation expenses + Amortization of deferred assets - Gain on sale of real estate property + Loss on sale of real estate property
(Note 8)	FFO per unit ＝FFO／Number of investment units issued and outstanding(rounded down to the nearest \1)
(Note 9)	Leasing NOI＝Rental revenues －Expenses related to rent business＋Depreciation expenses
(Note 10)	Annualized NOI yield＝Annualized NOI／Total acquisition prices of properties ×100
(Note 11)	Leasing NCF＝ Leasing NOI－Capital expenditures
(Note 12) (Note 13)	Annualized NCF yield ＝Annualized NCF／Total acquisition prices of properties ×100 Figuer and ratio except for land

(2)	Outline of asset management operation for the 11th fiscal period

①	Outline of the history of the Investment Corporation
Kenedix Residential Investment Corporation (“the Investment Corporation”) was established on November 15, 2011 under the Act on Investment Trusts and Investment Corporations of Japan (“the Investment Trust Act”). On April 26, 2012, the Investment Corporation was listed on the Real Estate Investment Trust Market of the Tokyo Stock Exchange (Securities Code: 3278).The Investment Corporation additionally issued 67,900 investment units on February 4, 2015 through most recent public offerings, and 2,067 investment units on March 4, 2015 by way of a third-party allotment. As the result, as of July 31, 2017, the end of the 11th fiscal period, the number of properties was 113(total acquisition prices is 155,069 million yen) and the number of investment units issued and outstanding totaled 349,089 units.
The Investment Corporation is externally managed by Kenedix Real Estate Fund Management, Inc. (the “Asset Management Company”), a company that was formed with personnel from Kenedix, Inc. and adheres to the core philosophies of Kenedix, Inc., that is, to provide management services from the perspective of real estate investors as an independent real estate management company. As the asset manager, the Asset Management Company shall provide investment and management services based on the three core strategies of the Investment Corporation: “Consistent External Growth by Making Use of Good Judgment,” “Efficient Profit Management” and “Challenge to New Business Opportunities.”

②	Operating Environment
The Japanese economy continues its gradual recovery with improvement seen in employment, income and other areas, and it is expected that this trend will continue. Nevertheless, many factors, including the future course of the Bank of Japan’s policy of quantitative and qualitative monetary easing, accompanied by negative interest rates and questions about the momentum of the recovery in the economy and prices, concerns about the future policies and courses of action by the new administration in Washington, geopolitical risks, uncertainties about U.S. interest rate hikes and other global economic factors, as well as volatility in the financial markets, create an environment where caution is required.
In the rental housing market, the occupancy rates and rent levels of the rental apartment buildings in which the Investment Corporation invests remain high. Given that metropolitan areas continue to experience population growth while rental apartment supplies remain low, a favorable supply-demand environment is expected for these areas in the future.
Against the backdrop of the availability of financing as a result of monetary easing, we continue to see active investment activity in the real estate investment markets on the part of both Japanese and overseas investors. The Bank of Japan’s aggressive monetary easing measures and the like are expected to keep the real estate market busy; however, given that banks have record levels of lending balances for the real estate industry, we need to keep a close eye on any changes to banks’ stances on lending for this industry.

③	Operating Results
(A)	Asset acquisition
With the primary purpose of flexible growth in assets and securing additional income opportunities, the Investment Corporation acquired a subordinated silent partnership equity (acquisition price: 90 million yen) in Godo Kaisha Tropic One, whose asset portfolio includes one residential property.

(B)	Management of real estate holdings
The Investment Corporation managed our real estate holdings, which were selected through a multifaceted approach of taking into consideration the region, location and city, rent range, tenant type (corporate or individual) and other various characteristics, by working with a property management company (“PM Company”) that operates and manages properties, with the aim of achieving stable and optimal performance.
Moreover, the Investment Corporation strove to partner with leading real estate companies with a strong local presence and bolster the PM Company’s efficient leasing activity. We also ensured that soliciting conditions took into consideration the characteristics and occupancy levels of individual properties; carried out efficient advertising efforts utilizing the power of the KDX Residence brand; utilized leasing agents; and implemented flexible sales activities attuned to the characteristics of each of the properties in accordance with plans.
As a result, the portfolio as a whole (excluding the ownership of leased land) had an occupancy rate of 96.8% as of the end of the term (July 31, 2017). The occupancy rate for the portfolio as a whole, including owned land under lease, came to 96.9%. During the term, the average occupancy rate was high at 96.7%.
Specific measures that contributed to improvement in revenue at the rental business are as follows: with respect to properties with stable and robust occupancy conditions, we strove to raise rent levels for and obtain key money from new tenants; raise rents when leases were renewed; increase revenue associated with auxiliary facilities; and improve the parking contract rate; and as measures to slash rental business expenses, we reduced management costs by consolidating property management companies and group management; reduced utility bills by switching the electricity supplier for common areas; changed the lighting in common areas to LED; and reviewed the contracts for auxiliary facilities, as well as solicitation costs, etc., in order to improve income and expenditures.
Moreover, with the aim of maintaining and/or improving the market competitiveness of our portfolio assets, we undertook major renovation work at one property, external wall and roof renovation at another property, and planned major renovation, updating work in common areas as well as value-increasing work and facility updates at individually-owned areas.
We also continued our green efforts during the 11th fiscal period, introducing LED lighting in common areas.
Furthermore, we continued to monitor our DBJ Green Building Certification, an environmental awareness recognition from an external evaluator, and successfully obtained higher ratings for two of our three certified properties (Ashiya Royal Homes: from 3 stars to 4 stars; KDX Residence Yotsuya: from 2 stars to 3 stars). Our KDX Residence Hanzomon also newly obtained 3 stars for this certification.

(C)	Financing
The Investment Corporation procures funds with the aim of medium- to long-term stable earnings and sustained growth of portfolio assets, taking into consideration the balance between financial stability and financing costs.

Debt Financing
The Investment Corporation took out 1,000 million yen in loans as funds for repaying the borrowings for which repayment was due during the 11th fiscal period. The outstanding debt balance as of the end of the 11th fiscal period (July 31, 2017) was 78,800 million yen.
As a result of the foregoing, the average remaining life of interest-bearing debt (1) was 4.6 years, and the average interest rate at the end of the 11th fiscal period (2) was 1.19%. The long-term debt ratio (3) came to 85.3%, the fixed interest-rate ratio (4) was 98.8%, and the loan to value ratio (LTV) came to 48.9%.

(Note 1)	The weighted average of the life of each interest-bearing debt in accordance with the balance of each interest-bearing debt
(Note 2)
The average interest rate of each interest-bearing debt was calculated taking into account the upfront fee (per annum) and interest rate swaps, etc., and the weighted average was calculated in accordance with the balance of each interest-bearing debt.

(Note 3)
Long-term debt ratio = (balance of long-term borrowings (excluding long-term borrowings to be repaid within one year) + balance of investment corporation bonds) ÷ (balance of borrowings + balance of investment corporation bonds)
The long-term debt ratio that includes long-term borrowings to be repaid within one year is 98.8%.

(Note 4)
The fixed interest-rate ratio = (balance of fixed interest-ratio borrowings (including borrowings for which interest rates are substantially fixed through interest rate swap transactions, etc.) + balance of investment corporation bonds) ÷ (balance of borrowings + balance of investment corporation bonds)

Credit Ratings
The Investment Corporation was assigned the following credit ratings as of the end of the current fiscal period (July 31, 2019).
Credit Rating Agency	Type	Rating
Japan Credit Rating Agency, Ltd.(JCR)	Long-term issuer rating	A+ (Outlook : Stable)
	Bond rating	A+

Shelf Registration
The Investment Corporation filed a shelf registration statement regarding investment corporation bonds (excluding short-term investment corporation bonds) on June 28, 2016 with the following overview.
Planned issuance amount	100,000 million yen
Planned issuance period	From July 6, 2016 to July 5, 2018
Use of proceeds
Funds for acquiring specified assets (having the meaning as set forth in the Act on Investment Trusts and Investment Corporations, Article 2, Paragraph 1); funds for repaying borrowings; funds for redeeming investment corporation bonds (including short-term investment corporation bonds; funds for returning deposits; funds for paying for repairs and maintenance, etc.; operating capital, etc.

Series 1 Unsecured Investment Corporation Bonds (1,000 million yen), Series 2 Unsecured Investment Corporation Bonds (1,000 million yen) and Series 3 Unsecured Investment Corporation Bonds (1,000 million yen) were issued pursuant to the foregoing shelf registration on August 30, 2016.

④	Over view of Financial Results and Cash Distribution
As a result of these management efforts, the Investment Corporation reported total operating revenues of 5,574 million yen, operating income of 2,833 million yen, ordinary income of 2,316 million yen and net income of 2,315 million yen for the current fiscal period.
In regard to profit distributions for the 11th fiscal period, pursuant to the distribution policy in the Investment Corporation’s certificate of incorporation, the Investment Corporation has decided to apply special provisions of the tax system for investment corporations (Act on Special Measures Concerning Taxation (Act No. 26 of 1957; as amended) (“Act on Special Measures Concerning Taxation”), Article 67-15) and distribute as a profit distribution 2,315,507,337 yen of unappropriated retained earnings for the 11th fiscal period (net profit of 2,315,438,130 yen + portion of retained earnings brought forward from the most recent fiscal year (69,207 yen)).

In the event we have gains from property sales, we will consider whether we need similar internal reserves as long as net profit for the 11th fiscal period, excluding said gains from property sales, does not fall below the initial projection, taking into consideration such need in accordance with the circumstances.

(3)          Changes in unitholders’capital

The changes in unitholders’capital and number of investment units issued and outstanding for last five years are as follows.

Date	Capital transaction	Number of investment units Issued and outstanding		Unitholders’capital (Million yen)		Note
		Increase	Balance	Increase	Balance
August 6, 2013	Public offering	165,000	240,440	34,571	48,345	(Note 1)
September 4, 2013	third-party allotment	1,182	241,622	247	48,592	(Note 2)
August 6, 2014	Public offering	36,375	277,997	8,273	56,865	(Note 3)
September 3, 2014	third-party allotment	1,125	279,122	255	57,121	(Note 4)
February 4, 2015	Public offering	67,900	347,022	22,330	79,452	(Note 5)
March 4, 2015	third-party allotment	2,067	349,089	679	80,132	(Note 6)

(Note 1)	New investment units were issued at a price of ¥217,327 per unit (subscription price of ¥209,525 per unit) through a public offering in order to raise funds for acquiring new properties.
(Note 2)	New investment units were issued at a price of ¥209,525 per unit through the third-party allotment in order to raise funds for miscellaneous expenses related to the acquisition of new properties.
(Note 3)	New investment units were issued at a price of ¥235,657 per unit (subscription price of ¥227,439 per unit) through a public offering in order to raise funds for acquiring new properties.
(Note 4)	New investment units were issued at a price of ¥227,439 per unit through the third-party allotment in order to raise funds for miscellaneous expenses related to the acquisition of new properties.
(Note 5)	New investment units were issued at a price of ¥340,762 per unit (subscription price of ¥328,879 per unit) through a public offering in order to raise funds for acquiring new properties.
(Note 6)	New investment units were issued at a price of ¥328,879 per unit through the third-party allotment in order to raise funds for miscellaneous expenses related to the acquisition of new properties.

【Fluctuation in market prices of the investment securities】

The fluctuation in market prices (closing price) of investment securities on Tokyo Stock Exchange REIT Market during each fiscal period is as follows.

Fiscal period	7th	8th	9th	10th	11th
As of/for the six months ended	July 31, 2015	January 31, 2016	July 31, 2016	January 31, 2017	July 31, 2017
Highest price	372,500	328,000	313,000	319,000	320,500
Lowest price	313,500	256,400	264,600	272,400	263,100

(4)	Distributions

The distribution for the 11th fiscal period (the 11th Fiscal Period) is 6,633 yen per unit; the Investment Corporation plans to apply the corporate income taxation special provision (Act on Special Measures Concerning Taxation, Article 67-15) that deducts an amount equivalent to profit distributions from an investment corporation’s taxable income, and in accordance with the distribution policy set forth in the Investment Corporation’s certificate of incorporation, Article 38 (1), has decided to distribute as a profit distribution 2,315,507 thousand yen of unappropriated retained earnings for the 11th fiscal period (net profit of 2,315,438 thousand yen + portion of retained earnings brought forward from last fiscal year (69 thousand yen)).

Fiscal period		7th From Feb.1, 2015 to Jul.31, 2015	8th From Aug.1, 2015 to Jan.31, 2016	9th From Feb.1, 2016 to Jul.31, 2016	10th From Aug.1, 2016 to Jan.31, 2017	11th From Feb.1, 2017 to Jul.31, 2017
Unappropriated retained earnings	(Thousand yen)	2,254,662	2,258,172	2,275,223	2,365,163	2,400,002
Retained earnings	(Thousand yen)	73,903	82,998	55,017	84,564	84,495
Total distribution	(Thousand yen)	2,180,758	2,175,173	2,220,206	2,280,598	2,315,507
(Distribution per unit)	(Yen)	(6,247)	(6,231)	(6,360)	(6,533)	(6,633)
Profit distribution	(Thousand yen)	2,180,758	2,175,173	2,220,206	2,280,598	2,315,507
(Profit distribution per unit)	(Yen)	(6,247)	(6,231)	(6,360)	(6,533)	(6,633)
Unitcapital refunds	(Thousand yen)	—	—	—	—	—
(Unitcapital refunds per unit)	(Yen)	(—)	(—)	(—)	(—)	(—)
Unitcapital refund from retained earnings for temporary difference adjustment	(Thousand yen)	－	－	－	－	－
(Unitcapital refund from retained earnings for temporary difference adjustment per unit)	(Yen)	(—)	(—)	(—)	(—)	(—)
Unitcapital refunds from deduction of unitcapital under tax rules	(Thousand yen)	—	—	—	—	—
(Unitcapital refunds from deduction of unitcapital under tax rules per unit)	(Yen)	(—)	(—)	(—)	(—)	(—)

(5)          Asset Management Strategies Going Forward and Challenges

Asset Management Outlook
The Investment Corporation has used the three core strategies of “steady external growth leveraging our judgment capabilities,” “efficient earnings management” and “new initiatives” to achieve stable asset management.
Going forward, we will continue to seek to enhance shareholder value through steady growth of assets, stable property management and appropriate financial strategies in accordance with the strategies set forth below.

(A)	New property acquisitions
The Investment Corporation will focus on the potential earnings power of land and use “location prestige,” “location convenience” and “whether there is a special market” and other metrics to determine investment opportunities providing rental income with medium- to long-term stability, and aggressively consider investments not only in greater Tokyo but also in regional cities.

We do not restrict our investment targets to properties in central Tokyo or locations with great access to major train stations, or to relatively new properties; we leverage our “judgment capabilities” that we have developed as real estate investment professionals to select excellent investment opportunities among a broad range of targets, and we believe this enables us to acquire properties at a stable pace.
As a property acquisition channel, we use not only the pipeline from Kenedix, Inc. pursuant to the Memorandum of Understanding concerning Real Estate Information Provisions dated October 1, 2013 (“Support Line MOU”. This Support Line MOU was amended on June 24, 2014 to exclude “seniors housing” from provisions of real estate sales information obtained by Kenedix, Inc., and was again amended on April 19, 2017 to add “hotels with optimal lodging use” to provisions of real estate sales information obtained by Kenedix, Inc.) but also leverage the Asset Management Company’s own network, including Jyukyo Holdings Co., Ltd., with which a support agreement was executed on June 15, 2017, for flexible property acquisitions.
We also plan to control property acquisition timing in order to acquire properties at an advantageous timing in accordance with the future market and financing climates, and we are considering investment in silent partnership equities and real estate-backed securities (preferred securities, etc.).

(B)	Management of existing assets
With the goal of securing a rental income with medium- to long-term stability, PM companies and the Asset Management Company work together to formulate leasing strategies in accordance with individual property characteristics, and by closely allying with leading real estate companies experienced in regional rental markets, seek to maintain or improve occupancy rates and rent levels.
We will also take into account the operation statuses of the properties and movements of competing properties and seek to maintain or improve occupancy rates, raise rent levels at the time of tenant changes, increase rent at the time of lease renewals, receive key money, reduce the time of vacancy, maintain or improve lease renewal rates, and secure parking revenue and other auxiliary revenue and other income opportunities to secure rent income.
We will further strive to reduce management and operation costs, cut down on restoration and other repair and maintenance expenses, review the electricity provider for common areas in connection with the liberalization of the electricity market, cut costs through the use of LED lighting for common areas, and reduce tenant solicitation and other costs.
We will carry out strategic work to update common areas and enhance the value of leased areas of the properties and continue implementing appropriate, major repairs, as necessary, while we seek to maintain or enhance the market competitiveness of our assets.

(C)	Financing
We will continue to pay close attention to changes in interest rates and other developments in the financing environment and will consider various options and choose optimal financing means in order to achieve the optimal balance between financial stability and financing costs, and seek to build an appropriate financial base.

(D)	Disclosure
The Investment Corporation’s basic policy for disclosure is to engage in proactive investor relations activities to provide a broad range of information to investors and concerned parties and to quickly disclose accurate information to the extent possible. Specifically, we practice appropriate disclosure though the Tokyo Stock Exchange (TDnet registration and press releases) and through our website (http://www.kdr-reit.com/).

(E)	Measures regarding conflicts of interest
The Asset Management Company manages other investment corporations and real estate funds besides the Investment Corporation. For this reason, the Asset Management Company adopts “First picking rights” concerning consideration of acquisitions, set up internally a “pipeline meetings” that includes the compliance officer and implement operation in accordance with certain rules to prevent arbitrary real estate sales information and thereby prevent conflicts of interest between investment corporations and real estate funds for which the Asset Management Company manages assets and strives to implement proper measures to fight conflicts of interest.

(6)	Material facts which occurred after book-closing

Not applicable

(Reference)
①	Properties acquisition
The Investment Corporation acquired the following real estate trust beneficiary interests on August 1, 2017 and on August 22, 2017.
Acquisition Date	NO.	Property name	Address	Seller	Acquisition price (Million yen) (Note 1)
August 1 2017	R-43	KDX Residence Nishijin (Note 3)	Fukuoka city, Fukuoka	Non-disclosure (Note 2)	1,600
August 22 2017	T-78	KDX Residence Toyosu (Note 3)	Koto ward, Tokyo	Global Link Management Inc.	7,500
(Note 1)

“Acquisition Price” is the sales amount of the trust beneficiary interest (excluding acquisition costs, property tax, city planning tax or consumption tax, etc.) set forth in the trust beneficiary interest sales contract concerning the asset to be acquired and is rounded down to the nearest thousand yen.

(Note 2)	Not disclosed according to the seller’s intention
(Note 3)	Appraisal value as of July 31, 2017 for each property are as follows R-43 KDX Residence Nishijin 1,670 Million yen T-78 KDX Residence Toyosu 7,620 Million yen
In addition to the acquisition above, on August 30, 2017, the Investment Corporation acquired the subordinated silent partnership equity interest (Acquisition price: 130 million yen) of GK Tropic Two, which invests in 3 residential properties.

②	Debt Financing
The investment Corporation procured funds in amount of 1,630 million yen in total (Series 22) on August 1, 2017 and in amount of 7,700 million yen in total (Series 24) on August 22, 2017 through borrowing for acquiring properties, etc.
In addition, the Investment Corporation borrowed 11,000 million yen in total (Series 25) to repay the existing borrowing (Series 3-D)

2. Outline of the Investment Corporation

(1)	Investment unit

Fiscal period		7th	8th	9th	10th	11th
As of		July 31, 2015	January 31, 2016	July 31, 2016	January 31, 2017	July 31, 2017
Number of investment units authorized	(Unit)	5,000,000	5,000,000	5,000,000	5,000,000	5,000,000
Number of investment units issued and outstanding	(Unit)	349,089	349,089	349,089	349,089	349,089
Total Unitholders’equity	(Million yen)	80,132	80,132	80,132	80,132	80,132
Number of unitholders	(people)	10,862	10,365	10,063	9,009	9,328

(2)	Unitholders

Major unitholders as of July 31, 2017 are as follows.

Name	Address	Number of investment units owned (Units)	Ratio of number of investment units owned to total number of investment units issued (%)(Note)
Japan Trustee Services Bank, Ltd. (trust account)	8-11, Harumi 1-chome, Chuo-ku, Tokyo	111,707	31.99
The Master Trust Bank of Japan, Ltd. (trust account)	11-3, Hamamatsu-cho 2-chome, Minato-ku,Tokyo	29,248	8.37
NOMURA BANK (LUXEMBOURG) S.A.	3-2, Marunouchi 1-chome, Chiyoda-ku,Tokyo Standing Proxy, Sumiotmo Mitsui Banking Corporation, Debt Finance department	27,528	7.88
Trust & Custody Services Bank, Ltd. (securities investment trust account)	8-12, Harumi 1-chome, Chuo-ku,Tokyo Harumi Toriton Square Tower Z	27,041	7.74
The Nomura Trust and Banking Co., Ltd.	2-2, Otemachi 2-chome, Chiyoda-ku,Tokyo	13,937	3.99
Mizuho Trust & Banking Co., Ltd.	2-1,Yaesu 1-chome, Chuo-ku,Tokyo	8,194	2.34
Kenedix, Inc.	6-5, Nihombashi Kabutocho, Chuo-ku, Tokyo	7,310	2.09
Mitsubishi UFJ Trust and Banking Corporation	4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo	5,881	1.68
STATE STREET BANK AND TRUST COMPANY 505012	11-1, Nihombashi 3-chome, Chuo-ku,Tokyo Standing Proxy, The Hongkong and Shanghai Banking Corporation Limited, Tokyo branch, Custody Business Department	5,556	1.59
DFA INTERNATIONAL REAL ESTATE SECURITIES PORTFOLIO	27-30, Shinjuku 6-chome, Shinjuku-ku,Tokyo Standing Proxy, Citibank, N. A., Tokyo branch, Securities Business Department	5,045	1.44
Total		241,447	69.16

(Note)	Ratio of number of investment units owned to total number of investment units issued is calculated by being rounded down to two decimal places.

(3)	Officers

①	The Executive Directors, Supervisory Directors and the Independent Auditor during the 11th fiscal period are as follows.

Post	Name	Major additional post	Compensation or fees for the six months ended July 31,2017 (Thousands of yen)
Executive Director (Note 1)	Akira Tanaka	Kenedix Real Estate Fund Management, Inc. Director & COO, Head of Residential REIT Department	500
	Keisuke Sato	Kenedix Real Estate Fund Management, Inc. Director & COO, Head of Residential REIT Department	1,000
Supervisory Director (Note 2)	Osamu Chiba	Akebono Law Office, Attorney Toin Law School, Associate Professor Maruzen Foods Corporation, Outside Auditor Imagica Robot Holdings Inc., Outside Director	1,500
	Satoshi Ogawa	Ogawa CPA Office, CPA GK Mercury Consulting, Representative Partner Oedo-Onsen Monogatari Co., Ltd, Auditor	1,500
Independent auditor	Ernst & Young ShinNihon LLC	—	11,000

(Note 1) (Note 2)
Akira Tanaka resigned as Executive Director on March 28, 2017, and Keisuke Sato became the Executive Director on March 29, 2017. Tanaka’s major additional posts are effective as of the resignation date.
The Supervisory Directors may be officers of corporation other than the foregoing, but none of them, including the foregoing, have any conflicts of interest with the Investment Corporation.

②	Policy on Decision to Dismiss or Not to Re-Appoint Independent Auditor
Dismissal of an independent auditor will be made in accordance with the Act on Investment Trusts and Investment Corporations, and a decision not to re-appoint an independent auditor will be considered by comprehensively taking into account the audit quality, compensation and other various circumstances by the board of directors of the Investment Corporation.

(4)	Asset Management Company, Custodian and General Administrators

The asset management company, custodian and general administrators as of the end of the 11th fiscal period are as follows.

Classification	Name
Asset manager	Kenedix Real Estate Fund Management Inc.
Custodian	Mizuho Trust & Banking Co., Ltd.
General administrator (Unitholder registry)	Sumitomo Mitsui Trust Bank, Limited
General administrator (Regarding book keeping)	Mizuho Trust & Banking Co., Ltd.
General administrator (Administration)	Mizuho Trust & Banking Co., Ltd.
General administrator (Regarding investment corporation bonds)	Sumitomo Mitsui Trust Bank, Limited

3. Condition of investment assets

(1)	Composition of assets

Classification of assets	Use	Region	10th As of January 31,2017		11th As of July 31,2017
			Total of net book value (Million yen) (Note 4)	Composition ratio (%) (Note 5)	Total of net book value (Million yen) (Note 4)	Composition ratio (%) (Note 5)
Trust beneficiary interest in real property	Rental apartment	Tokyo Metropolitan Area (Note 2)	106,990	64.0	106,678	63.8
		Other regional Area (Note 3)	48,016	28.7	47,685	28.5
Real property	Other	Tokyo Metropolitan Area (Note 2)	1,798	1.1	1,798	1.1
Silent partnership equity interest(Note 1)			－	－	91	0.1
Bank deposits and other assets			10,471	6.3	11,062	6.6
Total assets			167,276	100.0	167,316	100.0

(Note 1)	Silent partnership equity interest of GK TropicⅠ
(Note 2)	“Tokyo Metropolitan Area” means major cities in Tokyo, Kanagawa, Saitama and Chiba.
(Note 3)	“‘Other regional Area” means cities designated by cabinet order and other regional cities.
(Note 4)
“Total on net book value” means carrying amounts on the balance sheet (amounts of Trust beneficiary interests in real property and Real property are book values net of depreciation) at the end of fiscal period and rounded off to one dismal place.

(Note 5)	“Composition ratio” means the ratio of carrying amounts of each classified assets to total assets on balance sheet and rounded off to one dismal place.

(2)	Major property

The principal properties (Top 10 properties in net book value as of July 31, 2017) are as follows.

No.	Name of property	Book value (Million yen)	Leasable area (m²) (Note 1)	Leased area (m²) (Note 2)	Occupancy rate (%) (Note 3)	Ratio of rental revenue to total rental revenue (%)(Note 4)	Major use
T-56	KDX Residence Hanzomon	4,935	4,854.23	4,717.85	97.2	2.3	Apartment
T-1	KDX Daikanyama Residence	4,730	5,338.99	5,281.30	98.9	2.9	Apartment
R-39	KDX Residence Ohori Harbor View Tower	4,713	11,855.63	11,026.86	93.0	3.3	Apartment
T-52	KDX Residence Togoshi	3,791	4,591.76	4,539.05	98.9	2.2	Apartment
R-35	Leopalace Flat Shin-sakae	3,616	11,589.95	11,589.95	100.0	2.2	Apartment
T-26	KDX Residence Higashi-shinjuku	3,261	4,358.43	4,358.43	100.0	2.0	Apartment
R-37	KDX Residence Honmachibashi	3,239	6,511.88	6,359.87	97.7	1.9	Apartment
T-24	KDX Residence Nihombashi Suitengu	3,222	5,534.86	5,534.86	100.0	1.7	Apartment
T-63	KDX Residence Tachikawa	3,066	4,314.87	4,261.88	98.8	1.8	Apartment
T-13	KDX Residence Shirokane I	3,026	3,617.32	3,517.04	97.2	2.0	Apartment
Total		37,605	62,567.92	61,187.09	－	22.3

(Note 1)
“Leasable area” is the floor area of each portfolio asset for which the building is leasable (if a portfolio asset has more than one building, the total floor area of leasable buildings) that is set forth in a lease agreement as of July 31, 2017.

(Note 2)	“Leased area” is the floor space set forth in a lease agreement that has been executed with an end tenant and leased as of July 31, 2017.
(Note 3)	“Occupancy rate” = “leased area” / “leasable area” ×100
(Note 4)	The ratio of rental revenue to total rental revenue = each property’s real estate lease business revenue / total for all properties.

(3)	Details of property

Detail of Real Estate Portfolio Assets

Details of real properties, etc. owned by the Investment Corporation as of the end of the 11th fiscal period are as follows.

Area	No.	Name of property	Address	Form of ownership (Note 3)	Book value (Million yen)	Appraisal value at the end of fiscal period (Million yen) (Note 1)
Tokyo Metropolitan Area	T-1	KDX Daikanyama Residence	7-1,Sarugakucho,Shibuya-ku,Tokyo	TBI	4,730	5,680
	T-3	KDX Odemma Residence	3-10,Nihombashi-Odenmacho,Chuo-ku,Tokyo	TBI	1,739	1,990
	T-4	KDX Iwamoto-cho Residence	16-12,Iwamotocho 2-chome,Chiyoda-ku,Tokyo	TBI	806	928
	T-5	KDX Bunkyo Sengoku Residence	3-2,Honkomagome 6-chome,Bunkyo-ku,Tokyo	TBI	1,474	1,710
	T-6	KDX Azumabashi Residence	9-8,Agatsumabashi 1-chome,Sumida-ku,Tokyo	TBI	628	849
	T-7	KDX Shimura Sakaue Residence	16-5,Higashi-Sakashia 1-chome,Itabashi-ku,Tokyo	TBI	2,735	3,250
	T-9	Cosmo Heim Motosumiyoshi	5-1, Kizukikigioncho, Nakahara-ku, Kawasaki-shi, Kanagawa	RP	1,798	1,790
	T-10	KDX Musashi Nakahara Residence	18-22, Shimokodanaka 4-chome, Nakahara-ku, Kawasaki-shi, Kanagawa	TBI	639	712
	T-11	KDX Chiba Chuo Residence	2-17, Shindencho, Chuo-ku, Chiba-shi, China	TBI	1,382	1,740
	T-12	KDX Kawaguchi Saiwai-cho Residence	14-24, Saiwaicho 2-chome, Kawaguchi-shi, Saitama	TBI	1,134	1,350
	T-13	KDX Residence Shirokane I	7-8, Shiroganedai 4-chome, Minata-ku, Tokyo	TBI	3,026	3,430
	T-15	KDX Residence Shirokane II	7-8, Shiroganedai 4-chome, Minata-ku, Tokyo	TBI	2,818	3,340
	T-16	KDX Residence Minami-aoyama	4-8, Minami-Aoyama 3-chome, Minato-ku, Tokyo	TBI	2,246	2,470
	T-17	KDX Residence Minami-azabu	3-22, Minami-Azabu 2-chome, Minato-ku, Tokyo	TBI	2,086	2,530
	T-18	KDX Residence Shiba Koen	4-16, Shiba 3-chome, Minato-ku, Tokyo	TBI	1,781	2,220
	T-19	KDX Residence Azabu East	25-2, Higashi-Azabu 1-chome, Minato-ku, Tokyo	TBI	1,564	1,910
	T-20	KDX Residence Takanawa	15-7, Takanawa 3-chome, Minatoko-ku, Tokyo	TBI	772	956
	T-21	KDX Residence Nishihara	37-4, Nishihara 1-chome, Shibuya-ku, Tokyo	TBI	1,458	1,870
	T-22	KDX Residence Daikanyama II	11-22, Ebisu Nishi 2-chome, Shibuya-ku, Tokyo	TBI	763	928
	T-23	KDX Residence Sendagaya	38-7, Sendagaya 3-chome, Shibuya-ku, Tokyo	TBI	648	782
	T-24	KDX Residence Nihombashi Suitengu	41-6 Nihombashi Hakozakicho, Chuo-ku, Tokyo	TBI	3,222	3,860
	T-25	KDX Residence Nihombashi Hakozaki	38-1 Nihombashi Hakozakicho, Chuo-ku, Tokyo	TBI	1,140	1,330
	T-26	KDX Residence Higashi-shinjuku	1-9 Okubo 2-chome, Shinjuku-ku, Tokyo	TBI	3,261	3,880
	T-27	KDX Residence Yotsuya	22-50 Arakicho, Shinjuku-ku, Tokyo	TBI	2,269	2,580
	T-28	KDX Residence Nishi-shinjuku	18-15, Nishi-Shinjuku 7-chome, Shinjuku-ku, Tokyo	TBI	1,003	1,250
	T-29	KDX Residence Kagurazaka	8-10, Tsukijicho, Shinjuku-ku, Tokyo	TBI	719	870
	T-30	KDX Residence Futako Tamagawa	31-29, Seta 2-chome, Setagaya-ku, Tokyo	TBI	1,278	1,420
	T-31	KDX Residence Komazawa Koen	21-6 Komazawa 5-chome, Setagaya-ku, Tokyo	TBI	918	1,070
	T-32	KDX Residence Mishuku	37-13, Mishuku 2chome, Setagata-ku, Tokyo	TBI	763	885
	T-33	KDX Residence Yoga	34-21, Seta 5-chome, Setagaya-ku, Tokyo	TBI	703	832
	T-34	KDX Residence Shimouma	21-8, Shimouma 1-chome, Setagaya-ku, Tokyo	TBI	606	722
	T-35	Raffine Minami-magome	24-8, Minami-Magome 5-chome, Ota-ku, Tokyo	TBI	1,249	1,460
	T-36	KDX Residence Yukigaya Otsuka	15-13, Minami-Yukigaya 2-chome, Ota-ku, Tokyo	TBI	1,043	1,280
	T-37	KDX Residence Denenchofu	40-14, Denenchofu Honmachi, Ota-ku, Tokyo	TBI	1,059	1,190
	T-38	KDX Residence Tamagawa	9-17, Tamagawa 1-chome, Ota-ku, Tokyo	TBI	761	901
	T-39	KDX Residence Monzennakacho	6-7, Kiba 3-chome, Koto-ku, Tokyo	TBI	770	937
	T-40	KDX Residence Okachimachi	28-4, Taito 2-chome, Taito-ku, Tokyo	TBI	850	1,020
	T-41	KDX Residence Moto-asakusa	8-10, Motoasakusa 4-chome, Taito-ku, Tokyo	TBI	799	968
	T-42	KDX Residence Itabashi Honcho	13-16, Yamatocho, Itabashi-ku, Tokyo	TBI	614	727
	T-43	KDX Residence Azusawa	7-13, Azusawa 1-chome, Itabashi-ku, Tokyo	TBI	563	634
	T-44	KDX Residence Tobu Nerima	27-9, Kitamachi 1-chome, Nerima-ku, Tokyo	TBI	410	496
	T-45	KDX Residence Yokohama Kannai	5-9, Bandaicho 3-chome, Naka-ku, Yokohama-shi, Kanagawa	TBI	793	959
	T-46	KDX Residence Miyamaedaira	14-3, Miyamaedaira 3-chome, Miyamae-ku, Kawasaki-shi, Kanagawa	TBI	1,003	1,130

Area	No.	Name of property	Address	Form of ownership (Note 3)	Book value (Million yen)	Appraisal value at the end of fiscal period (Million yen) (Note 1)
Tokyo Metropolitan Area	T-47	KDX Residence Machida	13-32, Kamitsurumahoncho, Minami-ku, Sagamihara-shi, Kanagawa	TBI	1,758	1,990
	T-48	KDX Residence Kinshicho	24-13, Midori 4-chome, Sumida-ku, Tokyo	TBI	1,359	1,600
	T-49	KDX Residence Nihombashi Hamacho	33-4, Nishimbashi-Hamacho 3-chome, Chuo-ku, Tokyo	TBI	1,011	1,170
	T-50	KDX Residence Nihombashi Ningyocho	8-5, Nihombashi-Horidomecho 1-chome, Chuo-ku, Tokyo	TBI	568	643
	T-51	KDX Residence Jiyugaoka	11-27, Yakumo 3-chome, Meguro-ku, Tokyo	TBI	1,330	1,500
	T-52	KDX Residence Togoshi	1-1, Togoshi 5-chome, Shinagawa-ku, Tokyo	TBI	3,791	4,500
	T-53	KDX Residence Shinagawa Seaside	6-7, Higashi-Shinagawa 3-chome, Shinagawa-ku, Tokyo	TBI	2,624	3,090
	T-54	KDX Residence Ojima	8-4, Ojima 4-chome, Koto-ku, Tokyo	TBI	1,872	2,160
	T-55	KDX Residence Oyama	8-8, Oyamakanaimachi, Itabashi-ku, Tokyo	TBI	2,701	3,120
	T-56	KDX Residence Hanzomon	12-1, Kojimachi 2-chome, Chiyoda-ku, Tokyo	TBI	4,935	5,470
	T-57	B-Site Akihabara	7, Kanda-Sudacho 1-chome, Chiyoda-ku, Tokyo	TBI	871	942
	T-58	Bureau Kagurazaka	120-1, Yaraicho, Shinjuku-ku, Tokyo	TBI	1,389	1,520
	T-59	KDX Residence Sendagi	43-17, Sendagi 3-chome, Bunkyo-ku, Tokyo	TBI	2,380	2,360
	T-60	KDX Residence Seijo	16-25, Seijyo 4-chome, Setagaya-ku, Tokyo	TBI	1,433	1,520
	T-61	KDX Residence Akihabara	13-7, Taito Higashi 2-chome, Taito-ku, Tokyo	TBI	1,272	1,430
	T-62	KDX Residence Iriya	10-7, Iriya 1-chome, Taito-ku, Tokyo	TBI	1,084	1,300
	T-63	KDX Residence Tachikawa	28-29, Akebonocho 2-chome, Tachiakwa-shi, Tokyo	TBI	3,066	3,410
	T-64	KDX Residence Tsurumi	10, Mukaicho 1-chome, Tsurumi-ku, Yokohama-shi, Kanagawa	TBI	1,128	1,380
	T-65	KDX Residence Morishita Chitose	5-3, Chitose 1-chome, Sumida-ku, Tokyo	TBI	1,126	1,170
	T-66	KDX Residence Akasaka	13-11, Akasaka 6-chome, Minato-ku, Tokyo	TBI	1,207	1,530
	T-67	KDX Residence Kanda	8-2, Uchikanda 2-chome, Chiyoda-ku, Tokyo	TBI	736	1,020
	T-68	KDX Residence Ebisu	11-16, Ebisu Minami 1-chome, Shibuya-ku, Tokyo	TBI	2,984	3,880
	T-69	KDX Residence Nishi-magome	4-4, Minami-Magome 6-chome, Ota-ku, Tokyo	TBI	1,189	1,180
	T-70	KDX Residence Nishi-azabu	5-10, Nishi-Azabu 3-chome, Minato-ku, Tokyo	TBI	1,252	1,440
	T-71	KDX Residence Azabu Sendaizaka	1-7, Minami-Azabu 3-chome, Minato-ku, Tokyo	TBI	810	924
	T-72	KDX Residence Waseda Tsurumaki	574-25, Waseda-Tsurumakimachi, Shinjuku-ku, Tokyo	TBI	577	778
	T-73	KDX Residence Bunkyo Yushima	29-2, Yushima 2-chome, Bunkyo-ku, Tokyo	TBI	712	890
	T-74	KDX Residence Kamishakujii	18-5, Kamishakujii 1-chome, Nerima-ku, Tokyo	TBI	666	750
	T-75	KDX Residence Shin-otsuka	44-16, Higashi-Ikebukuro 5-chome, Toshima-ku, Tokyo	TBI	789	922
	T-76	KDX Residence Sakurajosui	26-14, Shimotakaido 1-chome, Suginami-ku, Tokyo	TBI	923	1,100
	T-77	KDX Residence Ryogoku	19-13, Kamesawa 2-chome, Sumida-ku, Tokyo	TBI	872	1,050
Other Regional Area	R-2	KDX Jozenjidori Residence	3-25, Kasugamachi, Aoba-ku, Sendai-shi, Miyagi	TBI	975	1,260
	R-3	KDX Izumi Residence	24-28, Izumi 2-chome, Higashi-ku, Nagoya-shi, Aichi	TBI	1,082	1,290
	R-4	KDX Chihaya Residence	49-6, Shinsakae 1-chome, Naka-ku, Nagoya-shi, Aichi	TBI	1,035	1,350
	R-5	KDX Sakaisuji Hommachi Residence	7-15, Kawaracho 1-chome, Chuo-ku, Osaka-shi, Osaka	TBI	2,796	3,150
	R-6	KDX Shimmachi Residence	9-23, Shinmachi 4-chome, Nishi-ku, Osaka-shi, Osaka	TBI	971	1,200
	R-7	KDX Takarazuka Residence	2-43, Sakaemachi 3-chome, Takarazuka-shi, Hyogo	TBI	1,417	1,780
	R-8	KDX Shimizu Residence	21-27, Shimizu 1-chome, Minami-ku, Fukuoka-shi, Fukuoka	TBI	1,613	1,950
	R-9	KDX Residence Odori Koen	1000-4, Minami 2-jo 40-chome, Chuo-ku, Sapporo-shi, Hokkaido	TBI	746	899
	R-10	KDX Residence Kikusui Yojo	2-35, Kikusui 4-jo 3-chome, Shiroishi-ku, Sapporo-shi, Hokkaido	TBI	813	1,000
	R-11	KDX Residence Toyohira Koen	4-16, Hiragishi 4-jo 3-chome, Toyohira-ku, Sapporo-shi, Hokkaido	TBI	437	529
	R-13	KDX Residence Ichiban-cho	15-42, Ichibancho 1-chome, Aoba-ku, Sendai-shi, Miyagi	TBI	520	683
	R-14	KDX Residence Kotodai	3-25, Uesugi 1-chome, Aoba-ku, Sendai-shi, Miyagi	TBI	512	562
	R-15	KDX Residence Izumi Chuo	45-2, Ichinazaka-Ishidome, Izumi-ku, Sendai-shi, Miyagi	TBI	473	611

Area	No.	Name of property	Address	Form of ownership (Note 3)	Book value (Million yen)	Appraisal value at the end of fiscal period (Million yen) (Note 1)
Other Regional Area	R-16	KDX Residence Higashi-sakura I	13-22, Higashi-sakura 2-chome, Higashi-ku, Nagoya-shi, Aichi	TBI	2,316	2,700
	R-17	KDX Residence Higashi-sakura II	5-10, Higasi-sakura 1-chome, Higashi-ku, Nagoya-shi, Aichi	TBI	887	1,070
	R-18	KDX Residence Jingumae	4-27, Yokota 2-chome, Atsuta-ku, Nagoya-shi, Aichi	TBI	824	1,040
	R-19	KDX Residence Nishi-oji	40-3, Nishi 7-jo Kakekoshicho, Shimogyo-ku, Kyoto-shi, Kyoto	TBI	803	925
	R-20	KDX Residence Saiin	30-2, Sanintakadacho, Ukyo-ku, Kyoto-shi, Kyoto	TBI	434	498
	R-21	KDX Residence Namba	6-16, Inari 1-chome, Naniwa-ku, Osaka-shi, Osaka	TBI	1,396	1,630
	R-22	KDX Residence Namba-minami	11-9, Shiokusa 3-chome, Naniwa-ku, Osaka-shi, Osaka	TBI	1,326	1,560
	R-23	KDX Residence Shin-osaka	16-11, Kikawa Higashi 4-chome, Yodogawa-ku, Osaka-shi, Osaka	TBI	496	578
	R-24	KDX Residence Ibaraki I・II (Note 2)	9-11, 9-12, Takehashicho, Ibaragi-shi, Osaka	TBI	1,293	1,387
	R-25	KDX Residence Toyonaka-minami	7-22, Shonaihigashicho 2-chome, Toyonaka-shi, Osaka	TBI	713	840
	R-26	KDX Residence Moriguchi	12-12, Dainichihigasihmachi, Moriguchi-shi, Osaka	TBI	537	640
	R-27	KDX Residence Sannomiya	8-10, Ninomiyacho 4-chome, Chuo-ku, Kobe-shi, Hyogo	TBI	1,067	1,290
	R-28	Ashiya Royal Homes	20-10, Oharacho, Ashiya-shi, Hyogo	TBI	1,464	1,720
	R-29	KDX Residence Funairi Saiwai-cho	10-5, Funairisaiwaicho, Naka-ku, Hiroshima-shi, Hiroshima	TBI	574	662
	R-30	KDX Residence Tenjin-higashi II	6-22, Chikukohonmachi, Hakata-ku, Fukuoka-shi, Fukuoka	TBI	668	851
	R-32	KDX Residence Nishi Koen	5-7, Minato 3-chome, Chuo-ku, Fukuoka-shi, Fukuoka	TBI	751	839
	R-33	KDX Residence Hirao Josui-machi	10-17, Hiraojyosuimachi, Chuo-ku, Fukuoka-shi, Fukuoka	TBI	755	862
	R-34	Melody Heim Gotenyama	6-1, Nagisa Nishimachi 1-chome, Hirakata-shi, Osaka	TBI	433	510
	R-35	Leopalace Flat Shin-sakae	5-31, Shinsakae 1-chome, Naka-ku, Nagoya-shi, Aichi	TBI	3,616	4,170
	R-36	KDX Residence Koman Yamate	9-3, Moriminamimachi 1-chome, Higashinada-ku, Kobe-shi, Hyogo	TBI	986	1,120
	R-37	KDX Residence Hommachibashi	2-14, Honmachibashi, Chuo-ku, Osaka-shi, Osaka	TBI	3,239	3,450
	R-38	KDX Residence Minami-kusatsu	1-8, Minamikusatsu 1-chome, Kusatsu-shi, Shiga	TBI	2,041	2,290
	R-39	KDX Residence Ohori Harbor View Tower	2-18, Minato 1-chome, Chuo-ku, Fukuoka-shi, Fukuoka	TBI	4,713	5,210
	R-40	KDX Residence Minami-sanjo	3-2, Minami 3-jo Nishi 8-chome, Chuo-ku, Sapporo-shi, Hokkaido	TBI	963	1,550
	R-41	Serenite Kita-kyuhoji	3-15, Kitakyuhojicho 1-chome, Chuo-ku, Osaka-shi, Osaka	TBI	1,318	1,440
	R-42	Serenite Nishinomiya Hommachi	5-26, Honmachi, Nishinomiya-shi, Hyogo	TBI	661	739
Total					156,161	182,410

(Note 1)
“Appraisal value at the end of the fiscal period” is the appraisal value in a real property appraisal prepared, pursuant to the asset appraisal techniques and standards in the Investment Corporation’s certificate of incorporation and the rules of the Investment Trusts Association, Japan, by Japan Real Estate Institute, Daiwa Real Estate Appraisal Co., Ltd., Morii Appraisal & Investment Consulting Inc., or Tanizawa Sogo Appraisal Co., Ltd.

(Note 2) (Note 3)
The property consists of two buildings and book value and appraisal value are total amount of each value of the two properties.

“TBI” means trust beneficiary interest in real estate property, and “RP” means real estate property.

The changes in the rental business of the real properties owned by the Investment Corporation are as follows.

Area	No.	Name of property	10th (From August 1,2016 to January 31,2017)				11th (From February 1,2017 to July 31,2017)
			Number of tenants at the end of period (Note 1)	Occupancy rate at the end of period (%) (Note 2)	Rental and other operating revenues (Million yen) (Note 3)	Ratio of rental revenue to total rental revenues (%)	Number of tenants at the end of period (Note 1)	Occupancy rate at the end of period (%) (Note 2)	Rental and other operating revenues (Million yen) (Note 3)	Ratio of rental revenue to total rental revenues (%)
Tokyo Metropolitan Area	T-1	KDX Daikanyama Residence	1	100.0	156	2.9	1	98.9	162	2.9
	T-3	KDX Odemma Residence	1	96.2	55	1.0	1	96.2	57	1.0
	T-4	KDX Iwamoto-cho Residence	1	100.0	26	0.5	1	90.9	27	0.5
	T-5	KDX Bunkyo Sengoku Residence	1	100.0	48	0.9	1	100.0	50	0.9
	T-6	KDX Azumabashi Residence	1	97.7	24	0.5	1	95.4	24	0.4
	T-7	KDX Shimura Sakaue Residence	1	92.9	99	1.8	1	96.6	102	1.8
	T-9	Cosmo Heim Motosumiyoshi	-	-	43	0.8	-	-	43	0.8
	T-10	KDX Musashi Nakahara Residence	1	97.2	24	0.4	1	97.2	26	0.5
	T-11	KDX Chiba Chuo Residence	1	87.9	59	1.1	1	95.1	58	1.0
	T-12	KDX Kawaguchi Saiwai-cho Residence	1	95.2	47	0.9	1	95.9	47	0.9
	T-13	KDX Residence Shirokane I	1	100.0	108	2.0	1	97.2	110	2.0
	T-15	KDX Residence Shirokane II	1	97.8	89	1.6	1	95.8	90	1.6
	T-16	KDX Residence Minami-aoyama	1	100.0	64	1.2	1	95.8	65	1.2
	T-17	KDX Residence Minami-azabu	1	100.0	71	1.3	1	92.7	70	1.3
	T-18	KDX Residence Shiba Koen	1	98.4	61	1.1	1	98.4	62	1.1
	T-19	KDX Residence Azabu East	1	97.7	55	1.0	1	100.0	53	1.0
	T-20	KDX Residence Takanawa	1	100.0	26	0.5	1	100.0	26	0.5
	T-21	KDX Residence Nishihara	1	100.0	51	0.9	1	91.3	50	0.9
	T-22	KDX Residence Daikanyama II	1	100.0	27	0.5	1	100.0	28	0.5
	T-23	KDX Residence Sendagaya	1	100.0	23	0.4	1	100.0	22	0.4
	T-24	KDX Residence Nihombashi Suitengu	1	100.0	96	1.8	1	100.0	96	1.7
	T-25	KDX Residence Nihombashi Hakozaki	1	95.5	39	0.7	1	98.7	40	0.7
	T-26	KDX Residence Higashi-shinjuku	1	100.0	109	2.0	1	100.0	108	2.0
	T-27	KDX Residence Yotsuya	1	100.0	78	1.4	1	98.1	76	1.4
	T-28	KDX Residence Nishi-shinjuku	1	96.4	35	0.6	1	96.6	34	0.6
	T-29	KDX Residence Kagurazaka	1	97.2	25	0.5	1	97.2	24	0.4
	T-30	KDX Residence Futako Tamagawa	1	94.7	42	0.8	1	97.6	43	0.8
	T-31	KDX Residence Komazawa Koen	1	100.0	28	0.5	1	100.0	28	0.5
	T-32	KDX Residence Mishuku	1	94.1	25	0.5	1	100.0	26	0.5
	T-33	KDX Residence Yoga	1	100.0	23	0.4	1	100.0	23	0.4
	T-34	KDX Residence Shimouma	1	93.7	19	0.4	1	96.8	20	0.4
	T-35	Raffine Minami-magome	1	100.0	51	0.9	1	100.0	47	0.8
	T-36	KDX Residence Yukigaya Otsuka	1	98.7	37	0.7	1	100.0	38	0.7
	T-37	KDX Residence Denenchofu	1	94.4	35	0.7	1	100.0	37	0.7
	T-38	KDX Residence Tamagawa	1	98.3	27	0.5	1	98.1	29	0.5
	T-39	KDX Residence Monzennakacho	1	100.0	26	0.5	1	100.0	27	0.5
	T-40	KDX Residence Okachimachi	1	98.0	29	0.5	1	100.0	32	0.6
	T-41	KDX Residence Moto-asakusa	1	92.4	28	0.5	1	98.5	29	0.5
	T-42	KDX Residence Itabashi Honcho	1	96.1	23	0.4	1	98.1	22	0.4
	T-43	KDX Residence Azusawa	1	97.9	17	0.3	1	100.0	19	0.4
	T-44	KDX Residence Tobu Nerima	1	94.4	17	0.3	1	96.6	17	0.3
	T-45	KDX Residence Yokohama Kannai	1	88.0	33	0.6	1	93.1	34	0.6
	T-46	KDX Residence Miyamaedaira	1	89.8	36	0.7	1	100.0	37	0.7
	T-47	KDX Residence Machida	1	100.0	60	1.1	1	95.8	63	1.1
	T-48	KDX Residence Kinshicho	1	96.9	43	0.8	1	100.0	45	0.8
	T-49	KDX Residence Nihombashi Hamacho	1	100.0	30	0.6	1	100.0	29	0.5
	T-50	KDX Residence Nihombashi Ningyocho	1	96.8	18	0.3	1	96.8	18	0.3
	T-51	KDX Residence Jiyugaoka	1	98.6	38	0.7	1	97.9	39	0.7
	T-52	KDX Residence Togoshi	1	95.5	119	2.2	1	98.9	121	2.2

Area	No.	Name of property	10th (From August 1,2016 to January 31,2017)				11th (From February 1,2017 to July 31,2017)
			Number of tenants at the end of period (Note 1)	Occupancy rate at the end of period (%) (Note 2)	Rental and other operating revenues (Million yen) (Note 3)	Ratio of rental revenue to total rental revenues (%)	Number of tenants at the end of period (Note 1)	Occupancy rate at the end of period (%) (Note 2)	Rental and other operating revenues (Million yen) (Note 3)	Ratio of rental revenue to total rental revenues (%)
Tokyo Metropolitan Area	T-53	KDX Residence Shinagawa Seaside	1	100.0	84	1.6	1	98.6	87	1.6
	T-54	KDX Residence Ojima	1	97.4	61	1.1	1	96.6	63	1.1
	T-55	KDX Residence Oyama	1	93.2	89	1.6	1	94.4	92	1.7
	T-56	KDX Residence Hanzomon	1	97.0	128	2.4	1	97.2	129	2.3
	T-57	B-Site Akihabara	1	100.0	23	0.4	1	100.0	23	0.4
	T-58	Bureau Kagurazaka	1	100.0	39	0.7	1	100.0	39	0.7
	T-59	KDX Residence Sendagi	1	95.0	65	1.2	1	100.0	66	1.2
	T-60	KDX Residence Seijo	1	93.8	41	0.8	1	97.5	40	0.7
	T-61	KDX Residence Akihabara	1	100.0	37	0.7	1	100.0	38	0.7
	T-62	KDX Residence Iriya	1	95.7	38	0.7	1	100.0	39	0.7
	T-63	KDX Residence Tachikawa	1	94.9	94	1.7	1	98.8	99	1.8
	T-64	KDX Residence Tsurumi	1	98.5	51	0.9	1	100.0	53	1.0
	T-65	KDX Residence Morishita Chitose	1	98.7	37	0.7	1	96.8	38	0.7
	T-66	KDX Residence Akasaka	1	100.0	36	0.7	1	96.4	39	0.7
	T-67	KDX Residence Kanda	1	100.0	25	0.5	1	100.0	29	0.5
	T-68	KDX Residence Ebisu	1	97.1	89	1.7	1	92.1	92	1.7
	T-69	KDX Residence Nishi-magome	1	36.2	2	0.0	1	91.1	21	0.4
	T-70	KDX Residence Nishi-azabu	1	100.0	37	0.7	1	96.9	38	0.7
	T-71	KDX Residence Azabu Sendaizaka	1	100.0	24	0.5	1	94.0	26	0.5
	T-72	KDX Residence Waseda Tsurumaki	1	100.0	20	0.4	1	92.4	21	0.4
	T-73	KDX Residence Bunkyo Yushima	1	100.0	23	0.4	1	97.8	23	0.4
	T-74	KDX Residence Kamishakujii	1	97.8	23	0.4	1	95.7	23	0.4
	T-75	KDX Residence Shin-otsuka	1	100.0	11	0.2	1	100.0	22	0.4
	T-76	KDX Residence Sakurajosui	1	100.0	17	0.3	1	100.0	34	0.6
	T-77	KDX Residence Ryogoku	1	87.2	9	0.2	1	97.9	27	0.5
Other Regional Area	R-1	KDX Toyohira Sanjo Residence (Note 4)	-	-	14	0.3	-	-	-	-
	R-2	KDX Jozenji Dori Residence	1	93.4	50	0.9	1	95.0	49	0.9
	R-3	KDX Izumi Residence	1	97.6	43	0.8	1	97.4	42	0.8
	R-4	KDX Chihaya Residence	1	99.2	47	0.9	1	91.8	48	0.9
	R-5	KDX Sakaisuji Hommachi Residence	1	94.4	104	1.9	1	95.0	106	1.9
	R-6	KDX Shimmachi Residence	1	94.7	38	0.7	1	94.7	37	0.7
	R-7	KDX Takarazuka Residence	1	97.1	56	1.0	1	99.3	59	1.1
	R-8	KDX Shimizu Residence	1	96.6	72	1.3	1	91.5	71	1.3
	R-9	KDX Residence Odori Koen	1	98.7	33	0.6	1	96.1	33	0.6
	R-10	KDX Residence Kikusui Yojo	1	100.0	39	0.7	1	92.8	38	0.7
	R-11	KDX Residence Toyohira Koen	1	96.9	22	0.4	1	95.4	23	0.4
	R-12	KDX Residence Uesugi(Note 4)	-	-	17	0.3	-	-	-	-
	R-13	KDX Residence Ichiban-cho	1	91.6	28	0.5	1	95.4	27	0.5
	R-14	KDX Residence Kotodai	1	88.9	19	0.4	1	96.4	20	0.4
	R-15	KDX Residence Izumi Chuo	1	97.9	23	0.4	1	89.0	23	0.4
	R-16	KDX Residence Higashi-sakura I	1	90.4	93	1.7	1	94.6	95	1.7
	R-17	KDX Residence Higashi-sakura II	1	95.5	38	0.7	1	95.5	40	0.7
	R-18	KDX Residence Jingumae	1	92.0	39	0.7	1	96.0	40	0.7
	R-19	KDX Residence Nishi-oji	1	96.8	33	0.6	1	95.9	33	0.6
	R-20	KDX Residence Saiin	1	94.1	17	0.3	1	100.0	18	0.3
	R-21	KDX Residence Namba	1	97.7	58	1.1	1	100.0	57	1.0
	R-22	KDX Residence Namba-minami	1	95.6	55	1.0	1	97.4	54	1.0
	R-23	KDX Residence Shin-osaka	1	95.4	21	0.4	1	90.9	21	0.4
	R-24	KDX Residence Ibaraki I・II	1	93.5	53	1.0	1	100.0	53	1.0
	R-25	KDX Residence Toyonaka-minami	1	95.8	29	0.5	1	95.7	29	0.5

Area	No.	Name of property	10th (From August 1,2016 to January 31,2017)				11th (From February 1,2017 to July 31,2017)
			Number of tenants at the end of period (Note 1)	Occupancy rate at the end of period (%) (Note 2)	Rental and other operating revenues (Million yen) (Note 3)	Ratio of rental revenue to total rental revenues (%)	Number of tenants at the end of period (Note 1)	Occupancy rate at the end of period (%) (Note 2)	Rental and other operating revenues (Million yen) (Note 3)	Ratio of rental revenue to total rental revenues (%)
Other Regional Area	R-26	KDX Residence Moriguchi	1	96.1	24	0.4	1	96.1	24	0.4
	R-27	KDX Residence Sannomiya	1	96.7	37	0.7	1	96.7	39	0.7
	R-28	Ashiya Royal Homes	1	100.0	65	1.2	1	95.0	65	1.2
	R-29	KDX Residence Funairi Saiwai-cho	1	100.0	27	0.5	1	100.0	28	0.5
	R-30	KDX Residence Tenjin-higashi II	1	100.0	29	0.5	1	98.4	31	0.6
	R-32	KDX Residence Nishi Koen	1	82.3	30	0.6	1	91.1	30	0.5
	R-33	KDX Residence Hirao Josui-machi	1	87.7	26	0.5	1	91.6	27	0.5
	R-34	Melody Heim Gotenyama	1	91.8	21	0.4	1	97.5	21	0.4
	R-35	Leopalace Flat Shin-sakae	1	100.0	121	2.2	1	100.0	121	2.2
	R-36	KDX Residence Koman Yamate	1	92.2	32	0.6	1	95.2	34	0.6
	R-37	KDX Residence Hommachibashi	1	96.3	107	2.0	1	97.7	105	1.9
	R-38	KDX Residence Minami-kusatsu	1	98.4	99	1.8	1	95.0	99	1.8
	R-39	KDX Residence Ohori Harbor View Tower	1	90.9	175	3.2	1	93.0	184	3.3
	R-40	KDX Residence Minami-sanjo	1	98.3	53	1.0	1	98.4	55	1.0
	R-41	Serenite Kita-kyuhoji	1	97.4	41	0.8	1	97.5	42	0.8
	R-42	Serenite Nishinomiya Hommachi	1	100.0	7	0.1	1	98.1	23	0.4
Total			112	96.2	5,437	100.0	112	96.8	5,574	100.0

(Note 1)
In the “number of tenants” column, if a master lease agreement has been executed with a master lease company, 1 is entered as the number of tenants. As of July 31, 2017, master lease agreements had been executed for all investment assets of the Investment Corporation except for one case of ownership of leased land and Raffine Minami-magome; the “total” for the “number of tenants” is the sum of the master lease agreements for the properties (running number); and for the properties with no master lease agreement, the number of end tenants is entered. There are a total of 15 master lease companies.

(Note 2)
The “occupancy rate” = leased area / leasable area x 100. The “total” for the “occupancy rate” column is the occupancy rate for the portfolio as a whole (excluding leased land). For the 11th fiscal period, the occupancy rate for the portfolio as a whole, including leased land (area total 3,040.11m2), was 96.9%.

(Note 3)	“Rental and other operating revenues” is the sum of a property’s rental business income for each fiscal period.
(Note 4)	Sold on November 1, 2016.

(Details of investment securities)

Investment securities as of July 31, 2017 are as follows.

Name of assets	Type	Unit	Book value (Million yen)		Assessed value (Million yen) (Note2)		Gain (Loss) on valuation	Remarks
			Unit value	Value	Unit value	Value
Equity interests in TK property fund with G.K. Tropic One as operator (Note 1)	Subordinated silent partnership equity interest	－	－	91	－	91	－	－
Total		－	－	91	－	91	－	－
(Note 1)	TK property fund owns trust beneficiary interests in real estate for “KDX Residence Shukugawa Hills”.
(Note 2)	The assessed value is stated at the book value.

(4)	Details of specified transaction

The details of specified transaction at the end of 11th fiscal period are as follows.

Classification	Transaction	Contact amount(Million yen)		Fair value (Million ye) (Note 2) (Note 3)
		(Note 1)	Maturing after 1 year(Note 1)
Over-the-counter	Interest rate swap (Floating-rate to fixed- rate interest)	66,300	55,300	26
Total	－	66,300	55,300	26
(Note 1)	The interest rate swap contract amount, etc. is based on the assumed principal.
(Note 2)	With respect to those meeting the requirements for special treatment under the accounting standards for financial products, the fair value is not listed.
(Note 3)	Appraised at the price presented by the financial institution that is the other party in the transaction.

(5)	Other assets

Real estate properties as well as beneficiary interests having real estate properties as major trust assets are all set forth in (3) Details of portfolio assets above.

(6)	Asset ownership per country or region

There is no relevant information for countries and regions other than Japan.

4. Capital expenditures for property

(1)	Schedule of capital expenditures

The current significant plan for capital expenditures on property maintenance for the six months ended January 31, 2018 for real properties and real estate related to trust beneficiary interest the Investment Corporation owns. The amounts of estimated cost shown in the below table are including expenses that will be charged to income.

No.	Name of property	Address	Purpose	Scheduled term for construction or maintenance	Estimate cost(Million yen)
					Total	Payment for the six months ended January 31, 2018	Total of advanced payment
T-56	KDX Residence Hanzomon	Chiyoda-ku, Tokyo	Major renewal construction	From August ,2017 To January,2018	87	－	－
T-25	KDX Residence Nihombashi-Hakozaki	Chuo-ku, Tokyo	Major renewal construction	From August,2017 To January,2018	59	－	－
R-43	KDX Residence Nishijin	Fukuoka-shi, Fukuoka	Major renewal construction (1st phase)	From August,2017 To January,2018	54	－	－
R-17	KDX Residence Higashi-Sakura II	Nagoya-shi, Aichi	Renewal construction of common area	From August,2017 To January,2018	8	－	－
R-35	Leopalace Flat Shin-sakae	Nagoya-shi, Aichi	Waterproofing construction of rooftop	From August,2017 To January,2018	6	－	－

(2)	Capital expenditures for the six months ended July 31, 2017

The outlines of major construction categorized into capital expenditure for the six months ended July31, 2017 are as follows.

The construction cost for the period amounted to ¥475 million, consisting of ¥241 million of capital expenditures and ¥234 million of repair and maintenance expenses charged to income.

No.	Name of property	Address	Purpose	Term	Capital expenditures (Million yen)
T-59	KDX Residence Sendagi	Bunkyo-ku Tokyo	Major renewal construction	From March, 2017 to July, 2017	57
R-28	Ashiya Royal Homes	Ashiya-shi Hyogo	External wall repair construction	From April, 2017 to July, 2017	38
T-30	KDX Residence Futakotamagawa	Setagaya-ku Tokyo	Replacement construction for entrance doors	From July, 2017 to July, 2017	5
T-59	KDX Residence Sendagi	Bunkyo-ku Tokyo	Renewal construction of common area	From March, 2017 to March, 2017	4
T-64	KDX Residence Tsurumi	Yokohama-shi Kanagawa	External wall repair construction	From May, 2017 to May, 2017	3
Others					131
Total					241

(3)	Reserved funds for long-term maintenance plan

In accordance with its long-term repair and maintenance plan for each property, the Investment Corporation sets aside, from the cash flow during a fiscal period, repair and maintenance reserves designed to finance payment of future medium- to long-term major repair and maintenance work.

(Million yen)

Term	7th From Feb.1, 2015 to Jul.31, 2015	8th From Aug.1, 2015 to Jan.31, 2016	9th From Feb.1, 2016 to Jul.31, 2016	10th From Aug.1, 2016 to Jan.31, 2017	11th From Feb.1, 2017 to Jul.31, 2017
Reserve balance at the start of the fiscal period	706	777	938	1,074	1,161
Reserves set aside during the fiscal period	94	189	149	149	151
Reserves drawn down during the fiscal period	23	28	13	62	17
Amount carried forward to the next fiscal period	777	938	1,074	1,161	1,295

5. Expenditures and liabilities

(1)	Details of asset management expenses

(Thousand yen)

Item	10th From August 1, 2016 to January 31, 2017	11th From February 1, 2017 to July 31, 2017
① Asset management fees (Note)	363,967	371,229
② Asset custody fees	10,997	11,363
③ Administrative service fees	37,513	38,143
④ Directors’ compensation	4,500	4,500
⑤ Other operating expenses	162,422	192,121
Total	579,401	617,357

(Note)
There are other asset management fees in addition to the amount set forth above: asset management fees pertaining to the subordinated silent partnership (the 11th fiscal period: 900 thousand yen), asset management fees pertaining to property acquisitions (the 10th fiscal period: 81,673 thousand yen) and asset management fees pertaining to property sales (the 10th fiscal period: 6,505 thousand yen) that were calculated into the book value of each property.

(2)	Short-term debt and Long-term debt

Short-term debt and long-term debt consist of the following as of July 31, 2017

Classification	Lender	Balance at the beginning of period	Increase during the period	Decrease during the period	Balance at the end of period	Average interest rate (Note 2) (Note 3)	Payment due date (Note 6)	Use	Remarks
		(in thousands of yen)
Short-term loans payable	Sumitomo Mitsui Banking Corporation	1,000,000	-	1,000,000	-	0.430%	July 31, 2017	(Note 4)	Unsecured/ Unguaranteed
	Sumitomo Mitsui Banking Corporation	-	1,000,000	-	1,000,000	0.430%	July 31, 2018
	Sub total	1,000,000	1,000,000	1,000,000	1,000,000
Current portion of long-term loans payable	Sumitomo Mitsui Banking Corporation	4,000,000	-	-	4,000,000	0.910%	August 31, 2017	(Note 4)	Unsecured/ Unguaranteed
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	2,500,000	-	-	2,500,000
	Aozora Bank, Ltd.	1,500,000	-	-	1,500,000
	Resona Bank, Limited	1,000,000	-	-	1,000,000
	Sumitomo Mitsui Trust Bank, Limited	1,000,000	-	-	1,000,000
	Mizuho Trust & Banking Co., Ltd.	500,000	-	-	500,000
	Mizuho Bank, Ltd.	500,000	-	-	500,000
	Sub total	11,000,000	-	-	11,000,000
Long-term loans payable	Sumitomo Mitsui Banking Corporation	3,250,000	-	-	3,250,000	1.052%	August 31, 2018	(Note 4)	Unsecured/ Unguaranteed
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	2,000,000	-	-	2,000,000
	Aozora Bank, Ltd.	1,000,000	-	-	1,000,000
	Resona Bank, Limited	500,000	-	-	500,000
	Sumitomo Mitsui Trust Bank, Limited	500,000	-	-	500,000
	Mizuho Trust & Banking Co., Ltd	500,000	-	-	500,000
	Mizuho Bank, Ltd.	250,000	-	-	250,000
	Development Bank of Japan Inc.	3,000,000	-	-	3,000,000	1.088% (Note 4)	August 31, 2018
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	1,000,000	-	-	1,000,000	1.109%	January 31, 2021
	Sumitomo Mitsui Banking Corporation	1,000,000	-	-	1,000,000	1.221%	July 31, 2021
	Aozora Bank, Ltd.	1,350,000	-	-	1,350,000	1.183%	March 31, 2021
	Sumitomo Mitsui Banking Corporation	2,000,000	-	-	2,000,000	1.267%	April 30, 2022
	Aozora Bank, Ltd.	1,500,000	-	-	1,500,000	1.267%	April 30, 2022
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	1,000,000	-	-	1,000,000	1.267%	April 30, 2022
	Resona Bank, Limited	1,000,000	-	-	1,000,000	1.267%	April 30, 2022

Classification	Lender	Balance at the beginning of period	Increase during the period	Decrease during the period	Balance at the end of period	Average interest rate (Note 2) (Note 3)	Payment due date (Note 6)	Use	Remarks
		(in thousands of yen)
	Sumitomo Mitsui Banking Corporation	1,100,000	-	-	1,100,000	0.916%	August 7, 2021
	The Bank of Tokyo-Mitsubishi UFJ ,Ltd.	1,100,000	-	-	1,100,000
	Mizuho Bank, Ltd.	600,000	-	-	600,000
	Aozora Bank, Ltd.	350,000	-	-	350,000
	Resona Bank, Limited	300,000	-	-	300,000
	The Mizuho Trust and Banking Co., Limited	300,000	-	-	300,000
	Development Bank of Japan Inc.	1,000,000	-	-	1,000,000	0.996% (Note 4)	August 7, 2021
	Sumitomo Mitsui Banking Corporation	400,000	-	-	400,000	1.254%	August 7, 2023
	The Bank of Tokyo-Mitsubishi UFJ ,Ltd.	400,000	-	-	400,000
	Mizuho Bank, Ltd.	300,000	-	-	300,000
	Resona Bank, Limited	200,000	-	-	200,000
	The Mizuho Trust and Banking Co., Limited	200,000	-	-	200,000
	Aozora Bank, Ltd.	150,000	-	-	150,000
Long-term loans payable	Development Bank of Japan Inc.	500,000	-	-	500,000	1.320% (Note 4)	August 7, 2023	(Note 4)	Unsecured/ Unguaranteed
	Sumitomo Mitsui Banking Corporation	600,000	-	-	600,000	0.945%	August 31, 2021
	The Bank of Tokyo-Mitsubishi UFJ ,Ltd.	600,000	-	-	600,000	0.945%	August 31, 2021
	Aozora Bank, Ltd.	500,000	-	-	500,000	0.945%	August 31, 2021
	Mizuho Bank, Ltd.	950,000	-	-	950,000	1.083%	November 30, 2022
	Sumitomo Mitsui Banking Corporation	2,000,000	-	-	2,000,000	0.804%	November 30, 2020
	Mitsubishi UFJ Trust and Banking Corporation	1,500,000	-	-	1,500,000	0.689%	November 30, 2019
	Sumitomo Mitsui Banking Corporation	1,200,000	-	-	1,200,000	0.875%	January 31, 2022
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	1,200,000	-	-	1,200,000	1.105%	January 31, 2024
	Aozora Bank, Ltd.	2,000,000	-	-	2,000,000	0.875%	April 30, 2022
	Resona Bank, Limited	1,500,000	-	-	1,500,000	0.987%	April 30, 2023
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	2,000,000	-	-	2,000,000	1.100%	April 30, 2024
	Sumitomo Mitsui Banking Corporation	1,000,000	-	-	1,000,000	1.265%	April 30, 2025

Classification	Lender	Balance at the beginning of period	Increase during the period	Decrease during the period	Balance at the end of period	Average interest rate (Note 2) (Note 3)	Payment due date (Note 6)	Use	Remarks
		(in thousands of yen)
	Aozora Bank, Ltd.	300,000	-	-	300,000	0.678%	August 31, 2020
	Resona Bank, Limited	1,100,000	-	-	1,100,000	0.923%	August 31, 2022
	The Mizuho Trust and Banking Co., Limited	700,000	-	-	700,000	0.923%	August 31, 2022
	Sumitomo Mitsui Trust Bank, Limited	950,000	-	-	950,000	1.047%	August 31, 2023
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	1,700,000	-	-	1,700,000	1.169%	August 31, 2024
	Mizuho Bank, Ltd.	950,000	-	-	950,000	1.169%	August 31, 2024
	Sumitomo Mitsui Banking Corporation	2,000,000	-	-	2,000,000	1.345%	August 31, 2025
	Development Bank of Japan Inc.	1,000,000	-	-	1,000,000	1.193% (Note 4)	August 31, 2024
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	300,000	-	-	300,000	0.624%	October 27, 2020
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	1,000,000	-	-	1,000,000	1.156%	April 27, 2025
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	1,000,000	-	-	1,000,000	0.819%	April 28, 2025
	Sumitomo Mitsui Banking Corporation	2,500,000	-	-	2,500,000	0.903%	April 30, 2026
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	1,000,000	-	-	1,000,000	0.660% (Note 4)	July 31, 2025
	Mizuho Bank, Ltd.	1,500,000	-	-	1,500,000	0.816% (Note 4)	August 31, 2026
	Aozora Bank, Ltd.	1,000,000	-	-	1,000,000	0.713%	August 31, 2024
	Sumitomo Mitsui Trust Bank, Limited	1,000,000	-	-	1,000,000	0.797%	August 31, 2025
	Resona Bank, Limited	500,000	-	-	500,000	0.797%	August 31, 2025
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	2,000,000	-	-	2,000,000	0.670% (Note 4)	August 31, 2025
	The Mizuho Trust and Banking Co., Limited	500,000	-	-	500,000	0.751% (Note 4)	August 31, 2025
Long-term loans payable	Sumitomo Mitsui Banking Corporation	3,000,000	-	-	3,000,000	0.906%	August 31, 2026	(Note 4)	Unsecured/ Unguaranteed
	Development Bank of Japan Inc.	1,000,000	-	-	1,000,000	0.773% (Note 4)	October 31, 2025
	Sub total	66,800,000	-	-	66,800,000
Total		¥78,800,000	¥1,000,000	¥1,000,000	¥78,800,000

(Note 1)	All debts except for the following Note 3 are borrowing at a floating rate.

(Note 2)
Average interest rates are the weighted average during the period and figures are rounded to the nearest third decimal place. Also, with regard to borrowings for which interest rate swap transactions and other derivative transactions were implemented in order to hedge the interest rate volatility risk, the weighted average interest rates taking into consideration the effects of the interest rate swaps and other derivatives are indicated.

(Note 3)	Borrowings is applied at a fixed rate.

(Note 4)	All debts were used as the funds for acquiring real estate properties or trust beneficiary interest in real estate (additional expenses are included) and repayment of debts.

(Note 5)	All the repayment methods of debt financing are lump-sum repayments on the due date.

(3)	Investment corporation bonds

Outstanding Investment corporation bonds as of July 31, 2017 are as follows.

Series	Date of issue	Balance at the beginning of period	Decrease during the period	Balance at the end of period	Interest rate	Repayment date	Use	Remarks
		(in thousands of yen)
First series of unsecured investment corporation bonds (Note 1)	August 30, 2016	1,000,000	-	1,000,000	0.200%	August 30, 2021	(Note2)	Unsecured
Second series of unsecured investment corporation bonds (Note 1)	August 30, 2016	1,000,000	-	1,000,000	0.540%	August 28, 2026
Third series of unsecured investment corporation bonds (Note 1)	August 30, 2016	1,000,000	-	1,000,000	0.800%	August 30, 2028
Total		3,000,000	-	3,000,000

(Note 1)	Ranking pari passu among the specified investment corporation bonds.

(Note 2)	Investment corporation bonds were used as the funds for acquiring real estate properties or trust beneficiary interest in real estate and repayment of debts.

(4)	Short-term corporation bonds

Not applicable

(5)	Investment Unit warrants

Not applicable

6. Buying and Selling during the Period

(1)          Acquisitions and dispositions of real estate properties and asset-backed securities, etc., infrastructure assets and infrastructure-related assets

Type	No.	Name	Acquisition			Disposition
			Acquisition date	Acquisition price (Million yen) (Note)	Disposition date	Disposition price (Million yen)	Book value (Million yen)	Gain and loss (Million yen)
Subordinated Silent Partnership Equity Interests	－	Equity interests in TK property fund with G.K. Tropic One as operator	July 28, 2017	90	－	－	－	－
(Note)

The acquisition price is the investment price set forth in a silent partnership equity interest agreement, etc. (excluding expenses required for the investment), rounded down to the nearest whole million yen.

(2)          Acquisitions and dispositions of other assets

Other than the foregoing real estate properties, asset-backed securities, infrastructure assets and other infrastructure-related assets, major assets in general are bank deposits or bank deposits within trust assets.

(3)          Investigation of specified assets prices, etc.

①	Real estate properties, etc.
Not applicable

②	Investment security
Transaction	Name	Acquisition Date	Acquisition price (Million yen) (Note)	Assessed price of specific asset (Million yen)
Acquisition	Subordinated Silent Partnership equity interests in TK property fund with G.K. Tropic One as operator	July 28, 2017	90	102
(Note)

The acquisition price is the investment price set forth in a silent partnership equity interest agreement, etc. (excluding expenses required for the investment), rounded down to the nearest whole million yen.

(A)	Investigator
Ernst & Young ShinNihon LLC

(B)	Investigation results and method: overview
With respect to transactions conducted at the Investment Corporation for which a price investigation was deemed necessary under the Act on Investment Trust and Investment Corporations, the investigation was assigned to Ernst & Young ShinNihon LLC. One transaction (acquisition of a silent partnership equity interest) fell under the period subject to investigation (February 1, 2017 to July 31, 2017), and we received a signed report on said transaction from Ernst & Young ShinNihon. For this transaction to acquire a silent partnership equity interest, we entrusted an investigation on matters concerning business property pertaining to the silent partnership agreement, particulars of the silent partnership agreement, the transaction price and particulars of the transaction to acquire said silent partnership equity interest.
The investigation was not part of the audit of financial statements and does not guarantee the appropriateness of the price or the internal control structure.

③	Other
Not applicable

(4)          Transactions with stakeholders

①	Transactions
Not applicable

②	Fees paid, etc.
Category	Total paid fees(A)	Transaction with stakeholders		Ratio to total (B)/(A)
		Paid to	B)Paid amount
Property management compensation	222 million yen	Space Design, Inc.	0 million yen	0.4%
Building management fees	163 million yen	Space Design, Inc.	2 million yen	1.4%
Repair and maintenance costs	234 million yen	Space Design, Inc.	0 million yen	0.0%

(Note)
Stakeholders, etc. mean stakeholders, etc. of the asset management company having executed an asset management entrustment agreement with the Investment Corporation provided in Article 123 of the Order for Enforcement of the Act on Investment Trusts and Investment Corporations and Article 26, Item 27 of Rules on asset management reports, pertaining to investment trusts and investment corporations of the Investment Trusts Association, Japan.

(5)          Transactions with asset management company, which pertain to other operations of said asset management company

The Asset Management Company (Kenedix Real Estate Fund Management, Inc.) is also engaged in the type II financial instruments business and the real estate transaction business; however, there are no transactions that fall under the category above. It is not engaged in either the type I financial instruments business or a specified joint real estate venture, and there are no transactions that fall under the category above.

7. Accounting

(1)          Assets, liabilities, principal and profit/loss

Please see the Balance Sheet, the Statement of Income and Retained Earnings, the Statement of Unitholders’ Equity, Notes and the Calculation pertaining to Distributions below.

(2)          Change to calculation of depreciation amount

Not applicable

(3)          Change to real estate and other infrastructure assets appraisal method

Not applicable

(4)          Disclosure pertaining to investment trust beneficial right securities, etc.

①	Acquisitions
Not applicable

②	Ownership
Not applicable

(5)          Disclosure pertaining to overseas real estate holding corporations

Not applicable

(6)          Disclosure pertaining to real estate held by overseas real estate holding corporations

Not applicable

8. Other

(1)          Notice

①	Unitholders general meeting
The Investment Corporation held the 4th Unitholders General Meeting on March 28, 2017.
An overview of the matters approved at the Unitholders General Meeting is as follows.
Resolution	Overview
Agenda No. 1: Partial Changes to Articles of Incorporation
As proposed in the resolution, the Certificate of Incorporation was amended for the following matter.
In order to make it clear that the Investment Corporation is authorized to invest in hotels and other lodging facilities as secondary investment targets, the Certificate of Incorporation was amended (Pertaining to the Current Certificate of Incorporation, Article 30 Paragraph 1)

Agenda No. 2: Election of Two (2) Executive Directors	As proposed in the resolution, Keisuke Sato was appointed Executive Director. His term is 2 years commencing on March 29, 2017.
Agenda No. 3: Election of One (1) Alternate Executive Director
As proposed in the resolution, Shin Yamamoto was appointed Alternate Executive Director. The resolution pertaining to the appointment of one Alternate Executive Director is effective until March 28, 2019, the date on which the term for the Alternate Executive Director expires, as provided in Resolution 2.

Agenda No. 4: Election of Three (3) Supervisory Directors	As proposed in the resolution, Osamu Chiba and Satoshi Ogawa were appointed Supervisory Directors. Their term is 2 years from March 29, 2017.

②	Board of directors
An overview of major agreement executions and amendments approved by the Investment Corporation’s board of directors during the 11th fiscal period is as follows.
Approval date	Item	Overview
March 27, 2017	Execution of amendment MOU pertaining to asset management entrustment agreement
In order to make it clear that the Investment Corporation is authorized to invest in hotels and other lodging facilities as secondary investment targets, an amendment MOU pertaining to the asset management entrustment agreement was executed with the Asset Management Company on March 28, 2017.

(2)          Other

Unless otherwise specified, amounts are rounded down and ratios are rounded off.

II.	Balance sheets

As of July 31, 2017 and January 31, 2017

	11th Fiscal Period as of July 31, 2017	10th Fiscal Period as of January 31, 2017
	(in thousands of yen)
ASSETS
Current assets
Cash and deposits	¥6,405,982	¥5,679,445
Cash and deposits in trust	3,778,959	3,759,906
Operating accounts receivable	24,821	24,790
Prepaid expenses	4,831	3,356
Deferred tax assets	9	61
Other	503	503
Total current assets	10,215,108	9,468,062
Noncurrent assets
Property, plant and equipment
Land	1,798,041	1,798,041
Buildings in trust	65,654,206	65,456,096
Accumulated depreciation	(6,058,335)	(5,222,324)
Buildings in trust, net	59,595,871	60,233,772
Structures in trust	444,009	439,236
Accumulated depreciation	(100,446)	(86,535)
Structures in trust, net	343,563	352,701
Machinery and equipment in trust	1,259,827	1,253,773
Accumulated depreciation	(197,886)	(169,872)
Machinery and equipment in trust, net	1,061,940	1,083,901
Tools, furniture and fixtures in trust	263,829	231,646
Accumulated depreciation	(20,241)	(13,465)
Tools, furniture and fixtures in trust, net	243,587	218,181
Land in trust	93,118,700	93,118,700
Total property, plant and equipment, net	156,161,704	156,805,298
Investments and other assets
Investment securities	91,579	-
Lease and guarantee deposits	10,397	10,561
Long-term prepaid expenses	764,254	864,092
Other	26,626	54,619
Total investments and other assets	892,858	929,273
Total noncurrent assets	157,054,563	157,734,571
Deferred assets
Investment corporation bond issuance costs	26,340	28,219
Investment unit issuance costs	20,039	45,830
Total deferred assets	46,380	74,049
Total assets	¥167,316,051	¥167,276,684

	11th Fiscal Period as of July 31, 2017	10th Fiscal Period as of January 31, 2017
	(in thousands of yen)
LIABILITIES
Current liabilities
Operating accounts payable	¥431,854	¥401,777
Short-term loans payable	1,000,000	1,000,000
Current portion of long-term loans payable	11,000,000	11,000,000
Accounts payable-other	203,876	193,691
Accrued expenses	24,212	24,468
Income taxes payable	799	1,695
Accrued consumption taxes	6,135	19,528
Advances received	766,964	753,979
Deposits received	50,111	62,612
Total current liabilities	13,483,955	13,457,752
Noncurrent liabilities
Investment corporation bonds	3,000,000	3,000,000
Long-term loans payable	66,800,000	66,800,000
Tenant leasehold and security deposits in trust	1,473,087	1,466,769
Total noncurrent liabilities	71,273,087	71,266,769
Total liabilities	84,757,042	84,724,522
NET ASSETS
Unitholders’ equity
Unitholders’ capital	80,132,379	80,132,379
Surplus
Unappropriated retained earnings	2,400,002	2,365,163
Total surplus	2,400,002	2,365,163
Total unitholders’ equity	82,532,381	82,497,542
Valuation and translation adjustments
Deferred gains or losses on hedges	26,626	54,619
Total valuation and translation adjustments	26,626	54,619
Total net assets	82,559,008	82,552,161
Total liabilities and net assets	¥167,316,051	¥167,276,684

III.	Statements of Income and Retained Earnings

For the period from February 1, 2017 to July 31, 2017 and the period from August 1, 2016 to January 31, 2017

	11th Fiscal Period from February 1, 2017 to July 31, 2017	10th Fiscal Period from August 1, 2016 to January 31, 2017
	(in thousands of yen)
Operating revenues
Rent revenue-real estate	¥5,102,400	¥5,025,371
Other lease business revenue	472,418	412,245
Gain on sales of real estate property	-	30,478
Total operating revenues	5,574,819	5,468,095
Operating expenses
Expenses related to rent business	2,124,246	2,050,357
Asset management fees	371,229	363,967
Asset custody fees	11,363	10,997
Administrative service fees	38,143	37,513
Directors’ compensation	4,500	4,500
Other operating expenses	192,121	162,422
Total operating expenses	2,741,604	2,629,759
Operating income	2,833,215	2,838,336
Non-operating income
Interest income	12	25
Dividends and redemption-prescription	824	174
Interest on refund	-	156
Total non-operating income	836	356
Non-operating expenses
Interest expenses	385,660	389,776
Interest expenses on investment corporation bonds	7,629	6,515
Borrowing expenses	96,801	98,682
Amortization of deferred organization costs	-	3,053
Amortization of investment corporation bond issuance costs	1,878	1,878
Amortization of investment unit issuance costs	25,790	26,989
Total non-operating expenses	517,760	526,895
Ordinary income	2,316,291	2,311,797
Income before income taxes	2,316,291	2,311,797
Income taxes
Current	801	1,698
Deferred	51	(47)
Total income taxes	853	1,651
Net income	2,315,438	2,310,145
Retained earnings brought forward	84,564	55,017
Unappropriated retained earnings	¥2,400,002	¥2,365,163

IV.	Statements of Changes in Net Assets

For the period from February 1, 2017 to July 31, 2017 and the period from August 1, 2016 to January 31, 2017

	Unitholders’ equity				Valuation and translation adjustments
	Unitholders’ capital	Surplus		Total unitholders’ equity	Deferred gains or losses on hedges
		Unappropriated retained earnings	Total surplus			Total net assets
	(in thousands of yen)

Balance as of July 31, 2016	¥80,132,379	¥2,275,223	¥2,275,223	¥82,407,602	¥(42,355)	¥82,365,247
Changes of items during the period

Dividends from surplus	-	(2,220,206)	(2,220,206)	(2,220,206)	-	(2,220,206)

Net income	-	2,310,145	2,310,145	2,310,145	-	2,310,145

Net changes of items other than unitholders’ equity	-	-	-	-	96,974	96,974
Total changes of items during the period	-	89,939	89,939	89,939	96,974	186,914
Balance as of January 31, 2017	¥80,132,379	¥2,365,163	¥2,365,163	¥82,497,542	¥54,619	¥82,552,161
Changes of items during the period

Dividends from surplus	-	(2,280,598)	(2,280,598)	(2,280,598)	-	(2,280,598)

Net income	-	2,315,438	2,315,438	2,315,438	-	2,315,438

Net changes of items other than unitholders’ equity	-	-	-	-	(27,992)	(27,992)
Total changes of items during the period	-	34,839	34,839	34,839	(27,992)	6,847
Balance as of July 31, 2017	¥80,132,379	¥2,400,002	¥2,400,002	¥82,532,381	¥26,626	¥82,559,008

V.	Note

[Note to significant accounting policies]

(A)          Securities
Other securities without market value are stated using the moving average cost method. Equity investments in an anonymous association  are stated, the amount equivalent to the corresponding equity interests including net amount of gain or loss from the anonymous association.

(B)          Property and Equipment (including trust assets)
Property and equipment are stated at cost. Depreciation of property and equipment is calculated on a straight-line basis over the estimated useful lives of the assets ranging as stated below:

	From February 1, 2017 to July 31, 2017	From August 1, 2016 to January 31, 2017
Buildings	2-67 years	2-67 years
Structures	3-48 years	3-48 years
Machinery and equipment	8-30 years	8-30 years
Tools, furniture and fixtures	6-30 years	6-30 years

(C)          Long-term Prepaid Expenses
Long-term prepaid expenses are amortized by the straight-line method.

(D)          Deferred Organization Costs and Unit Issuance Costs
Deferred organization costs are amortized over a period of 5 years under the straight-line method.
Unit issuance costs are amortized over a period of 3 years under the straight-line method.

(E)          Investment Corporation Bond Issuance Costs
Investment corporation bond issuance costs are amortized over a maturity period under the straight-line method.

(F)          Accounting Treatment of Trust Beneficiary Interests in Real Estate
For trust beneficiary interests in real estate, which are commonly utilized in the ownership of commercial properties in Japan, all relevant assets and liabilities in trust are recorded on the balance sheet and the statement of income and retained earnings.
The following highly material items among the trust assets recorded on the subject accounts are listed by category on the balance sheet.

(i)	Cash and deposits in trust
(ii)	Buildings in trust, Structures in trust, Machinery and equipment in trust, Tools, furniture and fixtures in trust and Land in trust
(iii)	Tenant leasehold and security deposits in trust

(G)      Revenue Recognition
Operating revenues consist of rental revenues including base rents and common area charges, and other operating revenues including parking space rental revenues and other miscellaneous revenues. Rental revenues are generally recognized on an accrual basis over the life of each lease.

(H)      Taxes on Property and Equipment
Property-related taxes including property taxes, city planning taxes and depreciable property taxes are imposed on properties on a calendar year basis. These taxes are generally charged to operating expenses for the period, for the portion of such taxes corresponding to said period.　Under Japanese tax regulations, the seller of the property is liable for these taxes on the property from the date of disposal to the end of the calendar year in which the property is disposed. The seller, however, is generally reimbursed by the purchaser for these accrued property-related tax liabilities.
When the Investment Corporation purchases properties, it typically allocates the portion of the property-related taxes related to the period following the purchase date of each property through the end of the calendar year. The amounts of those allocated portions of the property-related taxes are capitalized as part of the acquisition costs of the related properties. Capitalized property-related taxes amounted to ¥7,827 thousand as of January 31, 2017. There were no capitalized property-related taxes as of July 31, 2017.

(I)       Income Taxes
Deferred tax assets and liabilities are calculated based on the difference between the financial statements and income tax bases of assets and liabilities using the statutory tax rates.

(J)       Consumption Taxes
Transactions subject to consumption taxes are recorded at amounts exclusive of consumption taxes. Non-deductible consumption taxes applicable to the acquisition of assets are included in the cost of acquisition for each asset.

(K)      Derivative Financial Instruments
The Investment Corporation enters into derivative transactions to hedge risks prescribed in its Articles of Incorporation based on its risk management policies. The Investment Corporation hedges interest rate volatility risk of its interest payments on its borrowings by utilizing and interest rate swap and other derivative transactions as hedging instruments.
The deferred hedge method is applied for interest rate swap and other transactions. However, the special treatment is applied for the interest-rate swap agreements that meet the criteria
As for the method of assessment of the effectiveness of the hedge in the period from the inception of the hedge to the time of judgment of its effectiveness, the cumulative changes in cash flow of the hedged items and hedging instruments are compared and a judgment is made based on changed amount, etc. However, an assessment of the effectiveness of hedging activities is omitted in the case of interest rate swaps and other derivatives that meet the requirements for special treatment.

(L)       Cash and Cash Equivalents
Cash and cash equivalents consist of cash on hand, deposits placed with banks and short-term investments which are highly liquid, readily convertible to cash and with insignificant risk of market value fluctuation, with maturities of three months or less from the date of purchase.

(M)      Presentation of Amounts
Amounts of less than one thousand yen are truncated in the Japanese financial statements prepared in accordance with Japanese GAAP and filed with regulatory authorities in Japan. Unless otherwise noted, amounts are rounded down and ratios are rounded off in the accompanying financial statements. Totals shown in the accompanying financial statements do not necessarily agree with the sums of the individual amounts.

[Note to balance sheets]

The Investment Corporation issues only non-par value units in accordance with Article 67, paragraph 4 of the Investment Trust Act. The entire amount of the issue price of new units is designated as stated capital. The Investment Corporation is required to maintain net assets of at least ¥50 million as required by the Investment Trust Act.

[Note to statements of income and retained earnings]

Rental and other operating revenues and property-related expenses for the periods from February 1, 2017 to July 31, 2017 and from August 1, 2016 to January 31, 2017 consist of the following:

	From February 1, 2017 to July 31, 2017	From August 1, 2016 to January 31, 2017
	(in thousands of yen)
Rental and other operating revenues:
Rental revenues	¥4,769,190	¥4,702,099
Rental revenues from limited proprietary rights of land	43,750	43,749
Common area charges	289,460	279,521
Subtotal	5,102,400	5,025,371
Others:
Parking space rental revenues	173,218	176,046
Miscellaneous	299,200	236,199
Subtotal	472,418	412,245
Total rental and other operating revenues	¥5,574,819	¥5,437,617
Property-related expenses:
Property management fees and facility management fees	¥386,322	¥364,753
Utilities	85,370	92,098
Taxes	324,067	311,891
Repairs and maintenance	234,429	208,250
Insurance	7,984	8,110
Trust fees	41,900	41,647
Depreciation	884,713	878,295
Others	159,458	145,309
Total property-related expenses	¥2,124,246	¥2,050,357

Gain on sales of real estate property:
From February 1, 2017 to July 31, 2017
Not applicable

From August 1, 2016 to January 31, 2017
(in thousands of yen)
KDX Toyohira Sanjo Residence
Revenue from sale of real estate property	¥585,000
Cost of real estate property	567,084
Other sales expenses	3,537
Gain on sales of real estate property	¥14,378

KDX Residence Kamisugi
Revenue from sale of real estate property	¥716,000
Cost of real estate property	695,659
Other sales expenses	4,239
Gain on sales of real estate property	¥16,100

[Note to unitholders’ equity]

Total number of authorized investment units and total number of investment units issued and outstanding are as follows:

	From February 1, 2017 to July 31, 2017	From August 1, 2016 to January 31, 2017
Total number of authorized investment units	5,000,000	5,000,000
Total number of investment units issued and outstanding	349,089	349,089

[Note to tax effect accounting]

The Investment Corporation is subject to corporate income taxes at a regular statutory rate of approximately 32%. However, the Investment Corporation may deduct from its taxable income amounts distributed to its unitholders, provided the requirements under the Special Taxation Measures Law of Japan are met, including a requirement that it currently distributes in excess of 90% of its net income for the fiscal period in order to be able to deduct such amounts. If the Investment Corporation does not satisfy all of the requirements, the entire taxable income of the Investment Corporation will be subject to regular corporate income taxes. Since the Investment Corporation distributed in excess of 90% of its distributable income in the form of cash distributions totaling ¥2,315 million and ¥2,280 million for the periods ended July 31, 2017 and January 31, 2017, respectively, the distributions were treated as deductible distributions for purposes of corporate income taxes. The effective tax rates on the Investment Corporation’s income were 0.04% and 0.07% for the periods ended July 31, 2017 and January 31, 2017, respectively. The following table summarizes the significant differences between the statutory tax rate and the effective tax rate:

	From February 1,2017 to July 31,2017	From August 1,2016 to January 31,2017
Statutory tax rate	31.74%	33.35%
Deductible cash distributions	(31.73)	(32.90)
Others	0.03	(0.38)
Effective tax rate	0.04%	0.07%

The significant components of deferred tax assets and liabilities as of July 31, 2017 and January 31, 2017 are as follows:

	As of July 31, 2017	As of January 31, 2017
	(in thousands of yen)
Deferred tax assets:
Enterprise tax payable	¥9	¥61
Subtotal deferred tax assets	9	61
Total deferred tax assets	¥9	¥61

[Note regarding fixed assets used through a lease]

Not applicable

 [Note to financial instruments]

Prior period (from August 1, 2016 to January 31, 2017) (Reference)

1.          Overview (Matters concerning the status of financial instruments)

(1)	Policy for financial instruments

The Investment Corporation procures funds for asset acquisitions, repairs, payment of distributions, repayment of loans, etc. through loans from financial institutions, issuance of investment corporation bonds, issuance of investment units and other means. With regard to the procurement of interest-bearing debts, the Investment Corporation ensures that it can effectively combine stable long-term funds with flexible short-term funds. Management of surplus funds is undertaken through various bank deposits focusing on safety, liquidity and effectiveness. The Investment Corporation uses derivatives for the purpose of hedging its exposure to changes in interest rates and other risks and does not enter into derivative transactions for speculative or trading purposes.

(2) Types of financial instruments and related risk

Bank deposits are for managing the Investment Corporation’s surplus funds and are exposed to credit risk such as the bankruptcy of financial institutions at which funds are deposited. Investment securities represent equity investments in an anonymous association and are exposed to credit risk of the issuer and interest rate fluctuation risk.

Borrowings and investment corporation bonds are made primarily for the purpose of procuring funds for the acquisition of real estate and trust beneficiary interests in real estate and have a repayment date of a maximum of 11 years and 1 month as of July 31, 2017, the end of the 11th fiscal period, are exposed to liquidity risk where alternative funds may not be procured by the repayment date. Also, borrowings with floating interest rates are exposed to interest rate fluctuation risk. Derivatives are used for the purpose of hedging interest rate fluctuation risk for a certain portion of the borrowings.

(3)	Risk management for financial instruments

a.	Credit risk

While bank deposits are exposed to credit risk such as the bankruptcy of financial institutions at which funds are deposited, such risk is monitored by deposits in non-interest bearing ordinary savings accounts or with financial institutions with credit ratings above a certain level. Investment securities represent equity investments in an anonymous association and are exposed to credit risk of the issuer and interest rate fluctuation risk. To manage this credit risk, the Investment Corporation regularly evaluates the results of operations and the financial condition of the issuer, etc. In utilizing derivatives, the Investment Corporation aims to mitigate counterparty risk such as by transacting with financial institutions with favorable ratings.

b.	Market risk

While borrowings with floating rates are exposed to interest rate volatility risk, such risk is monitored by adjusting the rate of the balance of borrowings with floating rates against the total borrowings according to the financial environment, interest rate forecasts by continuous monitoring, etc. and by using derivatives, etc. While investment securities, which are equity investments in an anonymous association, are exposed to credit risk of the issuer and property value fluctuation risk, the Investment Corporation periodically reviews the value of the property and financial condition of the issuer with regard to these investment securities. A risk management policy is established with regard to the execution and management of derivatives, and such transactions are entered into based on this policy.

c.	Liquidity risk

Though borrowings are subject to liquidity risk, the Investment Corporation reduces such risk by spreading out payment due dates and by diversifying financial institutions. Liquidity risk is also managed by such means as regularly checking the balance of cash reserves.

(4)	Supplementary explanation of the estimated fair value of financial instruments

The fair value of financial instruments is based on their quoted market price, if available. When there is no quoted market price available, fair value is reasonably estimated. Since various assumptions and factors are reflected in estimating the fair value, different assumptions and factors could result in a different fair value.

 2.          Estimated Fair Value of Financial Instruments

The carrying value of financial instruments on the balance sheet and estimated fair value are shown in the following table.

As of January 31, 2017

	Carrying amount	Estimated fair value	Difference
	(in thousands of yen)
(1) Cash and deposits	¥5,679,445	¥5,679,455	¥-
(2) Cash and deposits in trust	3,759,906	3,759,906	-
Subtotal	9,439,351	9,439,351	-
(1) Short-term loans payable	1,000,000	1,000,000	-
(2) Current portion of long-term loans payable	11,000,000	11,005,140	5,140
(3) Investment corporation bonds	3,000,000	2,961,300	(38,700)
(4) Long-term loans payable	66,800,000	66,990,356	190,356
Subtotal	81,800,000	81,956,797	156,797
Derivative transactions	¥54,619	¥54,619	¥-

(Note 1)	Methods to determine the estimated fair value of financial instruments and matters related to derivative transactions

Assets

(1)	Cash and deposits and (2) Cash and deposits in trust

Since these items are settled in a short period of time, their carrying amount approximates fair value.

Liabilities

(1) Short-term loans payable

Since these items are settled in a short period of time with floating interest rates, their carrying amount approximates fair value.

(2) Current portion of long-term loans payable and (4) Long-term loans payable

Among these items, the fair value of loans payable with fixed interest rates is calculated based on the present value, which is the total amount of principal and interest discounted by the estimated interest rate to be applied in the event that the Investment Corporation conducts new borrowings of the same type. As for the fair value of loans payable with floating interest rates, it is based on the carrying amount since market interest rates are reflected in the short term and the fair value is believed to approximate the carrying amount as the credit standing of the Investment Corporation has not changed significantly since the loans were made. (However, the fair value of long-term loans payable subject to the special treatment for interest-rate swaps is based on the present value of the total of principal and interest, accounted for together with the applicable interest-rate swaps, discounted by the estimated interest rate to be applied in the event that the Investment Corporation conducts new borrowings of the same type.)

(3)	Investment corporation bonds

The fair value of investment corporation bonds is based on quoted market prices.

Derivative transactions

The contract amount and the fair value of interest-rate swap transactions as of January 31, 2017 are shown in the following table.

(1)	Transactions not subject to hedge accounting

Not applicable

(2)	Transactions subject to hedge accounting

Hedge accounting method	Type of derivative transactions	Hedged items	Contract amount (in thousands of yen)		Fair value (in thousands of yen)	Calculation method for applicable fair value
			Total	Maturing after 1 year
Accounting method, in principle	Interest rate swap transaction: Receive/floating and pay/fixed	Long-term loans payable	¥9,000,000	¥9,000,000	¥54,619	Based on the amount provided by counterparty financial institutions
Special treatment for interest- rate swaps	Interest rate swap transaction: Receive/floating and pay/fixed	Long-term loans payable	¥57,300,000	¥46,300,000	*	-
	Total		¥66,300,000	¥55,300,000	¥54,619	-

*Interest rate swaps for which the special treatment is applied are accounted for together with the underlying hedged item. As a result, their fair value is included in the fair value of the hedged long-term loans payable.

(Note 2)          Redemption schedule for financial assets with maturities

As of January 31, 2017

	Due in 1 year or less	Due after 1 year through 2 years	Due after 2 years through 3 years	Due after 3 years through 4 years	Due after 4 years through 5 years	Due after 5 years
	(in thousands of yen)
Cash and deposits	¥5,679,445	¥-	¥-	¥-	¥-	¥-
Cash and deposits in trust	3,759,906	-	-	-	-	-
Total	¥9,439,351	¥-	¥-	¥-	¥-	¥-

(Note 3)           Redemption schedule for loans payable and investment corporation bonds

As of January 31, 2017

	Due in 1 year or less	Due after 1 year through 2 years	Due after 2 years through 3 years	Due after 3 years through 4 years	Due after 4 years through 5 years	Due after 5 years
	(in thousands of yen)
Short-term loans payable	¥1,000,000	¥-	¥-	¥-	¥-	¥-
Investment corporation bonds	-	-	-	-	1,000,000	2,000,000
Long-term loans payable	11,000,000	11,000,000	1,500,000	3,600,000	10,000,000	40,700,000
Total	¥12,000,000	¥11,000,000	¥1,500,000	¥3,600,000	¥11,000,000	¥42,700,000

Current period (from February 1, 2017 to July 31, 2017)

1.          Overview (Matters concerning the status of financial instruments)

(1) Policy for financial instruments

The Investment Corporation procures funds for asset acquisitions, repairs, payment of distributions, repayment of loans, etc. through loans from financial institutions, issuance of investment corporation bonds, issuance of investment units and other means. With regard to the procurement of interest-bearing debts, the Investment Corporation ensures that it can effectively combine stable long-term funds with flexible short-term funds. Management of surplus funds is undertaken through various bank deposits focusing on safety, liquidity and effectiveness. The Investment Corporation uses derivatives for the purpose of hedging its exposure to changes in interest rates and other risks and does not enter into derivative transactions for speculative or trading purposes.

(2) Types of financial instruments and related risk

Bank deposits are for managing the Investment Corporation’s surplus funds and are exposed to credit risk such as the bankruptcy of financial institutions at which funds are deposited. Investment securities represent equity investments in an anonymous association and are exposed to credit risk of the issuer and interest rate fluctuation risk.

Borrowings and investment corporation bonds are made primarily for the purpose of procuring funds for the acquisition of real estate and trust beneficiary interests in real estate and have a repayment date of a maximum of 11 years and 1 month as of July 31, 2017, the end of the 11th fiscal period, are exposed to liquidity risk where alternative funds may not be procured by the repayment date. Also, borrowings with floating interest rates are exposed to interest rate fluctuation risk. Derivatives are used for the purpose of hedging interest rate fluctuation risk for a certain portion of the borrowings.

(3) Risk management for financial instruments

d.	Credit risk

While bank deposits are exposed to credit risk such as the bankruptcy of financial institutions at which funds are deposited, such risk is monitored by deposits in non-interest bearing ordinary savings accounts or with financial institutions with credit ratings above a certain level. Investment securities represent equity investments in an anonymous association and are exposed to credit risk of the issuer and interest rate fluctuation risk. To manage this credit risk, the Investment Corporation regularly evaluates the results of operations and the financial condition of the issuer, etc. In utilizing derivatives, the Investment Corporation aims to mitigate counterparty risk such as by transacting with financial institutions with favorable ratings.

e.	Market risk

While borrowings with floating rates are exposed to interest rate volatility risk, such risk is monitored by adjusting the rate of the balance of borrowings with floating rates against the total borrowings according to the financial environment, interest rate forecasts by continuous monitoring, etc. and by using derivatives, etc. While investment securities, which are equity investments in an anonymous association, are exposed to credit risk of the issuer and property value fluctuation risk, the Investment Corporation periodically reviews the value of the property and financial condition of the issuer with regard to these investment securities. A risk management policy is established with regard to the execution and management of derivatives, and such transactions are entered into based on this policy.

f.	Liquidity risk

Though borrowings are subject to liquidity risk, the Investment Corporation reduces such risk by spreading out payment due dates and by diversifying financial institutions. Liquidity risk is also managed by such means as regularly checking the balance of cash reserves.

(4) Supplementary explanation of the estimated fair value of financial instruments

The fair value of financial instruments is based on their quoted market price, if available. When there is no quoted market price available, fair value is reasonably estimated. Since various assumptions and factors are reflected in estimating the fair value, different assumptions and factors could result in a different fair value.

 2.          Estimated Fair Value of Financial Instruments

The carrying value of financial instruments on the balance sheet and estimated fair value are shown in the following table.

As of July 31, 2017

	Carrying amount	Estimated fair value	Difference
	(in thousands of yen)
(1) Cash and deposits	¥6,405,982	¥6,405,982	¥-
(2) Cash and deposits in trust	3,778,959	3,778,959	-
Subtotal	10,184,942	10,184,942	-
(1) Short-term loans payable	1,000,000	1,000,000	-
(2) Current portion of long-term loans payable	11,000,000	10,956,857	(43,142)
(3) Investment corporation bonds	3,000,000	2,967,700	(32,300)
(4) Long-term loans payable	66,800,000	66,913,944	113,944
Subtotal	81,800,000	81,838,502	38,502
Derivative transactions	¥26,626	¥26,626	¥-

(Note 1)	Methods to determine the estimated fair value of financial instruments and matters related to derivative transactions

Assets

(1)	Cash and deposits and (2) Cash and deposits in trust

Since these items are settled in a short period of time, their carrying amount approximates fair value.

Liabilities

(1)	Short-term loans payable

Since these items are settled in a short period of time with floating interest rates, their carrying amount approximates fair value.

(2)	Current portion of long-term loans payable and (4) Long-term loans payable

Among these items, the fair value of loans payable with fixed interest rates is calculated based on the present value, which is the total amount of principal and interest discounted by the estimated interest rate to be applied in the event that the Investment Corporation conducts new borrowings of the same type. As for the fair value of loans payable with floating interest rates, it is based on the carrying amount since market interest rates are reflected in the short term and the fair value is believed to approximate the carrying amount as the credit standing of the Investment Corporation has not changed significantly since the loans were made. (However, the fair value of long-term loans payable subject to the special treatment for interest-rate swaps is based on the present value of the total of principal and interest, accounted for together with the applicable interest-rate swaps, discounted by the estimated interest rate to be applied in the event that the Investment Corporation conducts new borrowings of the same type.)

(3) Investment corporation bonds

The fair value of investment corporation bonds is based on quoted market prices.

Derivative transactions

The contract amount and the fair value of interest-rate swap transactions as of July 31, 2017 are shown in the following table.

(1)	Transactions not subject to hedge accounting

Not applicable

(2)	Transactions subject to hedge accounting

Hedge accounting method	Type of derivative transactions	Hedged items	Contract amount (in thousands of yen)		Fair value (in thousands of yen)	Calculation method for applicable fair value
			Total	Maturing after 1 year
Accounting method, in principle	Interest rate swap transaction: Receive/floating and pay/fixed	Long-term loans payable	¥9,000,000	¥9,000,000	¥26,626	Based on the amount provided by counterparty financial institutions
Special treatment for interest- rate swaps	Interest rate swap transaction: Receive/floating and pay/fixed	Long-term loans payable	¥57,300,000	¥46,300,000	*	-
	Total		¥66,300,000	¥55,300,000	¥26,626	-

*Interest rate swaps for which the special treatment is applied are accounted for together with the underlying hedged item. As a result, their fair value is included in the fair value of the hedged long-term loans payable.

(Note 2)	Financial instruments whose fair values are extremely difficult to recognize

(in thousands of yen)

Classification	As of July 31, 2017	As of January 31, 2017
Investment securities *	91,579	-

*Fair values of investment securities are not subject to disclosure of fair value as they have no market value and their fair values are r extremely difficult to recognize.

(Note 3)	Redemption schedule for financial assets with maturities

As of July 31, 2017

	Due in 1 year or less	Due after 1 year through 2 years	Due after 2 years through 3 years	Due after 3 years through 4 years	Due after 4 years through 5 years	Due after 5 years
	(in thousands of yen)
Cash and deposits	¥6,405,982	¥-	¥-	¥-	¥-	¥-
Cash and deposits in trust	3,778,959	-	-	-	-	-
Total	¥10,184,942	¥-	¥-	¥-	¥-	¥-

(Note 4)	Redemption schedule for loans payable and investment corporation bonds

As of July 31, 2017

	Due in 1 year or less	Due after 1 year through 2 years	Due after 2 years through 3 years	Due after 3 years through 4 years	Due after 4 years through 5 years	Due after 5 years
	(in thousands of yen)
Short-term loans payable	¥1,000,000	¥-	¥-	¥-	¥-	¥-
Investment corporation bonds	-	-	-	-	1,000,000	2,000,000
Long-term loans payable	11,000,000	11,000,000	1,500,000	5,950,000	15,150,000	33,200,000
Total	¥12,000,000	¥11,000,000	¥1,500,000	¥5,950,000	¥16,150,000	¥35,200,000

[Note to investment and rental properties]

The Investment Corporation owns real estate for rental purposes in the Tokyo Metropolitan Area and other regional areas for the purpose of generating rental revenues.

The book value and fair value concerning the above real estate for rental purposes are as follows.

	11th Fiscal Period from February 1, 2017 to July 31, 2017	10th Fiscal Period from August 1, 2016 to January 31, 2017
	(in thousands of yen)
Book value
Balance at the beginning of period	¥156,805,298	¥150,211,821
Changes during the period	(643,593)	6,593,476
Balance at the end of period	156,161,704	156,805,298
Fair value at the end of period	¥182,410,000	¥180,618,000

(Note 1)	Book value excludes accumulated depreciation from acquisition costs.

(Note 2)
Among changes in the amount of real estate for rental purposes that occurred during the 11th fiscal period, the principal decrease was depreciation amounting of ¥884,713 thousand, and the 10th fiscal period, the principal increases were the acquisition of trust beneficiary interests in real estate in 10 properties totaling ¥8,513,821 thousand and the principal decreases were the disposition of trust beneficiary interests in real estate in 2 properties totaling ¥1,262,744 thousand and depreciation amounting of ¥878,295 thousand.

(Note 3)	The fair value is the appraisal value or the survey value determined by outside appraisers.

Income and loss in the fiscal periods ended July 31, 2017 and January 31, 2017 for real estate for rental purposes is listed in “Note to statements of income and retained earnings”.

[Notes regarding asset management restrictions]

Prior period (Reference) (from August 1, 2016 to January 31, 2017)	Current period (from February 1, 2017 to July 31, 2017)
Not applicable	Not applicable

[Notes regarding transactions with concerned parties]

Prior period (from August 1, 2016 to January 31, 2017) (Reference)

Category	Company	Business	Investment unit ownership ratio (Note 1)	Nature of transaction (Note 2)	Transaction amount (thousand yen) (Note 3)	Item	End-of- Period balance (thousand yen)
Asset custody company	Mizuho Trust & Banking Co., Ltd.	Banking	1.60%	Funds repayment	500,000	Long-term borrowing to be repaid within 1 year	500,000
				Borrowing	500,000	Long-term borrowings	2,200,000
				Interest payment	8,519	Unpaid expenses	46

(Note 1)	The investment unit ownership ratio is rounded down to the nearest second decimal place.

(Note 2)	Transaction conditions are determined upon price negotiations based on market rates.

(Note 3)	The transaction amount does not include consumption tax, etc.

Current period (from February 1, 2017 to July 31, 2017)

Category	Company	Business	Investment unit ownership ratio (Note 1)	Nature of transaction (Note 2)	Transaction amount (thousand yen) (Note 3)	Item	End-of- Period balance (thousand yen)
Asset custody company	Mizuho Trust & Banking Co., Ltd.	Banking	2.34%	Interest payment	8,463	Long-term borrowing to be repaid within 1 year	500,000
						Long-term borrowings	2,200,000
						Unpaid expenses	46

(Note 1)	The investment unit ownership ratio is rounded down to the nearest second decimal place.

(Note 2)	Transaction conditions are determined upon price negotiations based on market rates.

(Note 3)	The transaction amount does not include the consumption tax, etc.

[Note to per unit information]

	From February 1, 2017 to July 31, 2017	From August 1, 2016 to January 31, 2017
Net asset value per unit	¥236,498	¥236,478
Net income per unit	¥6,632	¥6,617
Weighted average number of units (units)	349,089	349,089

The weighted average number of units outstanding of 349,089 were used for the computation of the amount of net income per unit as of July 31, 2017 and January 31, 2017.

Net income per unit after adjusting for residual units is not included because there were no residual investment units.

The basis for calculating net income per unit is as follows:

	From February 1, 2017 to July 31, 2017	From August 1, 2016 to January 31, 2017
Net income (in thousands of yen)	¥2,315,438	¥2,310,145
Net income not available to ordinary unitholders (in thousands of yen)	-	-
Net income available to ordinary unitholders (in thousands of yen)	¥2,315,438	¥2,310,145
Weighted average number of units during the period (units)	349,089	349,089

[Note to significant subsequent events]

For the period ended January, 2017

Not applicable

For the period ended July, 2017

Not applicable

VI. Statements related to the distribution of monies

	11th Fiscal Period (From February 1, 2017 to July 31, 2017)	10th Fiscal Period (From August 1, 2016 to January 31, 2017)

I. Retained earnings at the end of period	¥2,400,002,851	¥2,365,163,158
II. Total distributions	¥2,315,507,337	¥2,280,598,437
Distributions per unit	¥6,633	¥6,533
III. Retained earnings brought forward to the next period	¥84,495,514	¥84,564,721
Method of calculating distribution amount
In accordance with the policy described in Article 38-1 of its Articles of Incorporation, the Investment Corporation determines that the amount of distribution shall exceed the amount equivalent to 90% of its distributable profit as stipulated in Article 67-15 of the Special Taxation Measures Law, and shall not exceed its accounting profits as the maximum amount. Following this policy, the Investment Corporation has decided that it shall distribute ¥2,315,507,337, which is the amount of ¥2,315,438,130 in net income and ¥69,207 from retained earnings brought forward, as the distribution of earnings.
Procedures for the distribution of amounts exceeding distributable income are outlined in Article 38-2 of the Investment Corporation’s Articles of Incorporation. In the 11th fiscal period, the Investment Corporation has decided not to distribute cash in excess of distributable profit.

In accordance with the policy described in Article 38-1 of its Articles of Incorporation, the Investment Corporation determines that the amount of distribution shall exceed the amount equivalent to 90% of its distributable profit as stipulated in Article 67-15 of the Special Taxation Measures Law, and shall not exceed its accounting profits as the maximum amount. Following this policy, internal reserves as of the end of the 9th fiscal period and of the ¥30,478,618 in gain on sale of real estate property, net of tax, reported as unappropriated retained earnings will be allocated to internal reserves, and of the remaining amount, the Investment Corporation has decided that it shall distribute ¥2,280,598,437 which is the maximum integral multiple of 349,089 units issued and outstanding as the distribution of earnings.
Procedures for the distribution of amounts exceeding distributable income are outlined in Article 38-2 of the Investment Corporation’s Articles of Incorporation. In the 10th fiscal period, the Investment Corporation has decided not to distribute cash in excess of distributable profit.

VII. Cash flow statement (Reference)

For the period from February 1, 2017 to July 31, 2017 and the period from August 1, 2016 to January 31, 2017

	11th Fiscal Period from February 1, 2017 to July 31, 2017	10th Fiscal Period from August 1, 2016 to January 31, 2017
	(in thousands of yen)
Net cash provided by (used in) operating activities
Income before income taxes	¥2,316,291	¥2,311,797
Depreciation and amortization	884,713	878,295
Amortization of deferred organization costs	-	3,053
Amortization of investment corporation bond issuance costs	1,878	1,878
Amortization of investment unit issuance costs	25,790	26,989
Interest income	(12)	(25)
Interest expenses	393,289	396,291
Decrease (increase) in operating accounts receivable	(31)	20,739
Decrease (increase) in consumption taxes refund receivable	-	43,758
Decrease (increase) in prepaid expenses	(1,475)	2,818
Increase (decrease) in operating accounts payable	(55,535)	85,614
Increase (decrease) in accounts payable-other	11,489	5,710
Increase (decrease) in accrued consumption taxes	(13,392)	4,974
Increase (decrease) in advances received	12,985	47,716
Decrease (increase) in long-term prepaid expenses	99,837	(107,633)
Decrease in property and equipment in trust due to sale	-	1,262,744
Other, net	(13,325)	16,460
Subtotal	3,662,503	5,001,186
Interest income received	12	25
Interest expenses paid	(393,545)	(392,043)
Income taxes (paid) refund	(1,696)	1,432
Net cash provided by (used in) operating activities	3,267,273	4,610,601
Net cash provided by (used in) investing activities
Purchase of property, plant and equipment in trust	(155,506)	(8,755,004)
Purchase of investment securities	(90,000)	-
Proceeds from investment securities	-	56,494
Proceeds from collection of lease and guarantee deposits	164	-
Repayments of tenant leasehold and security deposits in trust	(147,418)	(124,324)
Proceeds from tenant leasehold and security deposits in trust	153,736	169,200
Net cash provided by (used in) investing activities	(239,024)	(8,653,633)
Net cash provided by (used in) financing activities
Increase in short-term loans payable	1,000,000	2,000,000
Decrease in short-term loans payable	(1,000,000)	(1,000,000)
Proceeds from long-term loans payable	-	11,500,000
Decrease in long-term loans payable	-	(8,500,000)
Proceeds from issuance of investment corporation bonds	-	2,969,902
Dividends paid	(2,282,658)	(2,220,566)
Net cash provided by (used in) financing activities	(2,282,658)	4,749,336
Net increase (decrease) in cash and cash equivalents	745,590	706,303
Cash and cash equivalents at the beginning of period	9,439,351	8,733,047
Cash and cash equivalents at the end of period	¥10,184,942	¥9,439,351

(Note)	Pursuant to the provisions of Article 130 of the Act on Investment Trusts and Investment Corporations, this cash flow statement is not subject to an audit by an auditor and therefore was not audited.

[Note to significant accounting policies]

Cash and cash equivalents consist of cash on hand, cash in trust, deposits placed with banks, deposits in trust and short-term investments which are highly liquid, readily convertible to cash and with insignificant risk of market value fluctuation, with maturities of three months or less from the date of purchase.

[Note to statements of cash flows]

Cash and cash equivalents consist of the following as of July 31, 2017 and January 31, 2017:

	As of July 31, 2017	As of January 31, 2017
	(in thousands of yen)
Cash and deposits	¥6,405,982	¥5,679,445
Cash and deposits in trust	3,778,959	3,759,906
Cash and cash equivalents	¥10,184,942	¥9,439,351

[Provisional Translation Only]
English translation of the original Japanese document is provided solely for information purposes.
Should there be any discrepancies between this translation and the Japanese original, the latter shall prevail